UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 10
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
    Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                             The Wilber Corporation
             (Exact name of registrant as specified in its charter)

             New York                                            15-6018501
   (State or other jurisdiction                               (I.R.S. Employer
of incorporation or organization)                            Identification No.)

245 Main Street, P.O. Box 430, Oneonta, NY                         13820
 (Address of principal executive offices)                        (Zip Code)

               Registrant's telephone number, including area code:
                                  607 432-1700

Securities to be registered pursuant to 12(b) of the Act:

      Title of each class                    Name of each exchange on which
       to be registered                      Each class is to be registered

         Common Stock                            American Stock Exchange


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                             THE WILBER CORPORATION
                                     FORM 10
                                      INDEX

Item 1: Business
      A. FORWARD LOOKING STATEMENTS
      B. GENERAL
      C. MARKET AREA
      D. LENDING ACTIVITIES
            a. Loan Products and Services
            b. Loan Approval Procedures and Authority
            c. Credit Quality Practices
      E. INVESTMENT SECURITIES ACTIVITIES
      F. SOURCES OF FUNDS
      G. ELECTRONIC AND PAYMENT SERVICES
      H. TRUST AND INVESTMENT SERVICES
      I. INSURANCE SERVICES
      J. SUPERVISION AND REGULATION
      K. COMPETITION
      L. LEGISLATIVE DEVELOPMENTS
Item 2: Financial Information
      A. GENERAL
      B. SUMMARY OF SELECTED FINANCIAL DATA
      C. MANAGEMENT'S DISCUSSION AND ANALYSIS
            a. Financial Condition
                  i. Comparison of Financial Condition at June 30, 2003 and December 31, 2002
                  ii. Comparison of Financial Condition at December 31, 2002 and December 31, 2001
            b. Liquidity
            c. Capital Resources and Dividends
            d. Market Risk and Interest Rate Sensitivity
            e. Results of Operations
                  i.    Comparison of Operating Results for the Six Month
                        Periods ended June 30, 2003 and June 30, 2002
                  ii.   Comparison of Operating Results for the Years Ended
                        December 31, 2002 and December 31, 2001
                  iii. Comparison of Operating Results for the Years Ended December 31, 2001 and December 31, 2000
Item 3: Properties
Item 4: Security Ownership of Certain Beneficial Owners and Management
Item 5: Directors and Executive Officers
      A. DIRECTORS OF THE REGISTRANT
      B. EXECUTIVE OFFICERS OF THE REGISTRANT
Item 6: Executive Compensation
Item 7: Certain Relationships and Related Transactions
Item 8: Legal Proceedings
Item 9: Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters
Item 10: Recent Sales of Unregistered Securities
Item 11: Description of Registrant's Securities to be Registered
Item 12: Indemnification of Directors and Officers
Item 13: Financial Statements and Supplementary Data
Item 14: Changes in and Disagreements with Accountants on Accounting and Financial Disclosures
Item 15: Financial Statements and Exhibits


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Item 1: Business

A. FORWARD LOOKING STATEMENTS

This registration statement contains forward-looking statements, which can be identified by the use of such words as estimate, project, believe, intend, anticipate, plan, seek, expect and similar expressions. These statements are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and may include:

      o     statements of our goals, intentions and expectations;

      o statements regarding our business plans, prospects, growth and operating strategies;

      o statements regarding the asset quality of our loan and investment portfolios; and

      o     estimates of our risks and future costs and benefits

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. Some of the risks and uncertainties that may affect the operation, performance, development and results of the Company's business, the interest rate sensitivity of its assets and liabilities, and the adequacy of its allowance for loan losses, include but are not limited to the following:

      o significantly increased competition among depository and other financial institutions;

      o changes in the interest rate environment that reduce our profit margins or reduce the fair value of financial instruments;

      o general economic conditions, either nationally or in our market areas, that are worse than expected;

      o     adverse changes in the financial markets;

      o legislative or regulatory changes that adversely affect our business;

      o our ability to enter new markets successfully to capitalize on growth opportunities;

      o     changes in consumer spending, borrowing and savings habits;

      o changes in accounting policies and practices, as may be adopted by the Financial Accounting Standards Board; and

      o     changes in our organization, compensation and benefit plans

The Company cautions readers not to place undue reliance on any forward-looking statements, which speak only of the date made, and advises readers that various factors, including those described above, could affect the Company's financial performance and could cause the Company's actual results or circumstances for future periods to differ materially from those anticipated or projected.

Except as required by law, the Company does not undertake, and specifically disclaims, any obligation to publicly release any revisions to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

B. GENERAL

The Wilber Corporation (the "Company"), a New York corporation, was originally incorporated in 1928. The Company held and disposed of various real estate assets until 1974. In 1974, the Company and its real estate assets were sold to Wilber National Bank (the "Bank"), a nationally chartered bank established in 1874. The Company's real estate assets were used to expand the banking house of Wilber National Bank. The Company was an inactive subsidiary of the Bank until 1982. In 1983, under a plan of reorganization, the Company was re-capitalized, acquired 100% of the voting stock of the Bank, and registered as a bank holding company within the meaning of the Bank Holding Company Act of 1956.

The business of the Company consists primarily of the ownership, supervision and control of its sole bank subsidiary, Wilber National Bank. The Company, through the Bank and the Bank's subsidiaries (collectively "we" or "our"), offers a full range of commercial and consumer financial products including business, municipal, mortgage and consumer loans, deposits, trust and investment services, and insurance. We serve our customers through eighteen (18) full service branch banking offices located in Otsego, Delaware, Schoharie, Ulster, and Chenango counties, New York, an ATM network, and electronic / Internet banking services. In addition, we operate an insurance sales office located in Walton, New York


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(Delaware County) and a representative loan production banking office in
Binghamton, New York (Broome County). The Bank's Main Office is located at 245 Main Street, Oneonta, New York 13820 (Otsego County). We employed 222 full-time equivalent employees at December 31, 2002.

The Bank's subsidiaries include Wilber REIT, Inc., Western Catskill Realty, LLC and Mang - Wilber, LLC. Wilber REIT, Inc. is wholly - owned by the bank and primarily holds mortgage related assets. Western Catskill Realty, LLC is a wholly - owned real estate holding company, which primarily holds foreclosed real estate. Mang - Wilber, LLC is the Bank's insurance agency subsidiary, which is operated under a joint venture arrangement with a regional insurance agency. At December 31, 2002, the Bank owned a 73.1% membership interest in Mang - Wilber, LLC.

Our principal business is to act as a financial intermediary in the communities we serve by obtaining funds through customer deposits and institutional borrowings, lending the proceeds of those funds to our customers, and investing excess funds in debt securities and short-term liquid investments. Our funding base consists of deposits derived principally from the central New York communities which we serve. To a lesser extent we borrow funds from institutional sources, principally the Federal Home Loan Bank of New York (hereinafter referred to as "FHLBNY"). We target our lending activities to consumers and municipalities in the immediate geographic areas and to small and mid-sized businesses in the immediate geographic areas and broader statewide region. Our investment activities primarily consist of purchases of high-quality U.S. Treasury, U.S. Government Agency (GinnieMae), U.S. Government Sponsored Entities (FannieMae and FreddieMac), Municipal, Mortgage-backed and high quality corporate debt instruments. Through our Trust and Investment Division, we provide personal trust, agency, estate administration and retirement planning services for individuals, as well as, custodial and investment management services to institutions. We also offer stocks, bonds and mutual funds through a third party broker-dealer firm. Through our joint venture insurance subsidiary, Mang - Wilber, LLC, we offer a full-line of life, health and property and casualty insurance products.

C. MARKET AREA

We primarily operate in the small town and rural markets to the North and West of the Catskill Mountains in central New York. The regional economy is driven by small not-for-profit businesses; hospitals; small, independently owned retailers, restaurants and motels; light manufacturing; several small colleges; and tourism. The National Baseball Hall of Fame, (Cooperstown, New York) the National Soccer Hall of Fame (Oneonta, New York), and outdoor recreation such as camping, hunting, fishing, and skiing bring seasonal activity to several communities within our market area. The Bank's Main Office in Oneonta, New York is approximately 70 miles Southwest of Albany, New York, the state's capital, and 180 miles northwest of New York City.

D. LENDING ACTIVITIES

General. The Company, through its subsidiary bank, engages in a wide range of lending activities, including commercial lending primarily to small and mid-sized businesses; mortgage lending for 1-4 family and multi-family properties including home equity loans; mortgage lending for commercial properties; consumer installment and automobile lending and to a lesser extent agricultural lending.

Over the last several decades we have designed and implemented lending strategies and policies that are designed to provide flexibility to meet customer needs, while minimizing losses associated with borrowers' inability or unwillingness to repay loans. The loan portfolio, in general, is fully collateralized, and many commercial loans are further secured by personal guarantees. We do not commonly grant unsecured loans to our customers. Annually, we utilize the services of an outside consultant to conduct on-site reviews of the larger, more complex commercial real estate and commercial loan portfolios to ensure adherence to underwriting standards and loan policy guidelines.

We periodically participate in loan syndications (a/k/a "loan participations") with other banks or financial institutions both as an originator and as a participant. A participation loan is generally formed when the aggregate size of a single loan exceeds the originating bank's regulatory maximum loan size or a self-imposed loan limit.

If deemed appropriate for the borrower and for the Bank, we place certain loans in Federal, State or Local Government agency or Government sponsored loan programs. These placements often help reduce our exposure to credit losses and often provide our borrowers with lower interest rates on their loans.

a. Loan Products and Services

Residential Real Estate. Historically, we hold for our own loan portfolio the majority of the residential real estate loans we originate. The terms are typically 15 - 30 years and are usually secured by a first lien position on the home of the borrower. We offer both adjustable rate and fixed rate loans and provide monthly and bi-weekly payment options. The 1-


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4 family residential loan portfolio primarily consists of owner-occupied primary residence properties and to a lesser extent rental properties for off-campus student housing, which surround each of the local colleges. Our property appraisal process, debt-to-income limits for borrowers, and established loan-to-value limits dictate our residential real estate lending practices. During 2002, we established a relationship with Sun Trust Mortgage Corporation to broker residential mortgages to be more competitive in the interest rate sensitive 15 to 30-year fixed rate consumer mortgage market.

Our home equity loans are typically granted as adjustable rate lines of credit. The interest rate on the line of credit adjusts twice per year and is tied to the Wall Street Journal Prime loan rate. The loan terms generally include a 2nd lien position on the borrower's residence and a 10-year interest only repayment period. At the end of 10-years the home equity line of credit is either renewed by the borrower or placed on a scheduled principal and interest payment plan by the Bank.

Commercial Real Estate. We originate commercial real estate loans to finance the purchase of developed real estate. To a lesser extent, we will also provide financing for the construction of commercial real estate. Our commercial real estate loans are typically larger than those made for residential real estate. The loans are often secured by properties whose tenants include "Main Street" type small businesses, retailers and motels. We also finance properties for commercial office and owner-occupied manufacturing space. Our commercial real estate loans are usually limited to a maximum repayment period of 20 years. Most of our commercial real estate loans are fully collateralized and further secured by the personal guarantees of the property owners. Construction loans are generally granted as a line of credit whose term does not exceed 12-months. We typically advance funds on construction loans based upon an advance schedule to which the borrower agrees, and physical inspection of the premises.

Commercial Loans. In addition to commercial real estate loans, we also make various types of commercial loans to qualified borrowers, including business installment and term loans, lines-of-credit, demand loans, time notes, automobile dealer floor-plan financing, and accounts receivable financing.

Business installment and term loans are typically provided to borrowers to provide long term working capital or to finance the purchase of a piece of equipment, truck or automobile utilized in their business. We generally limit the term of the borrowing to a period shorter than the estimated useful life of the equipment being purchased. We also place a lien on the equipment being financed by the borrower.

Lines-of-credit are typically provided to meet the short-term working capital needs of the borrowers for inventory and other seasonal aspects of their business. We also offer a "cash management" line of credit that is tied to a borrower's primary demand deposit operating account. Each day, on an automated basis, the borrower's line of credit is paid down with the excess operating funds available in the primary operating account. Upon complete repayment of the line-of-credit excess operating funds are invested in securities on a short-term basis, usually overnight, through a securities repurchase agreement with the Bank.

Demand loans and time notes are often granted to borrowers to provide short term or "bridge" financing for special orders, contracts or projects. These loans are often secured with a lien on business assets, liquid collateral and / or personal guarantees.

On a limited basis we also provide inventory financing or "floor plans" for automobile dealers. Floor plan lines of credit create unique risks that require close oversight by the Bank and its lending personnel. Accordingly, we have developed special procedures for floor plan lines of credit to assure the borrower maintains sufficient inventory collateral at all times.

In 1997 we began offering accounts receivable financing to qualified borrowers through affiliation with a third party vendor specializing in this type of financing. The program allows business customers to borrow funds from the Bank by assigning their accounts receivable to the Bank for billing and collection. The program is supported by limited fraud and credit insurance.

Commercial loans and commercial real estate loans generally involve a higher degree of risk and are more complex than residential mortgages and consumer loans. Such loans typically involve large loan balances to single borrowers or groups of related borrowers. Commercial loan repayment and interest terms are often established to meet the unique needs of the borrower and the characteristics of his business. Typically payments on commercial real estate are dependent upon leases whose terms are shorter than the borrower's repayment period. This places significant reliance upon the owner's successful operation and management of the property. Accordingly, the borrower and we must be aware of the risks that affect the underlying business including, but not limited to, economic conditions, competition, product obsolescence, inventory cycles, seasonality and the business owner's experience and expertise.

Stand-by Commercial Letters of Credit. We offer stand-by commercial letters of credit for our business customers. Commercial letters of credit are not loans. They are promises to pay other creditors of the customer should the customer


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fail to meet certain payment obligations required by the third party creditor.
The issuance of a letter of credit creates a contingent liability for the bank. Accordingly, a letter of credit will only be issued upon completing our credit review process. We charge our customers a fee for providing this service, which is based on the principal amount of the letter of credit.

Consumer Loans. We offer a variety of consumer loans to our customers. These loans are usually provided to purchase a new or used automobile, motorcycle or recreational vehicle; or make a home improvement. We also make personal loans to finance the purchase of consumer durables or other needs of our customers. The consumer loans are generally offered on a shorter term than residential mortgages because the collateral typically has an estimated useful life of 5 to 10 years and tends to depreciate rapidly. Automobile loans comprise the largest portion of our consumer loan portfolio. The financial terms of our automobile loans are determined by the age and condition of the vehicle and the ability of the borrower to make scheduled principal and interest payments on the loan. We obtain a lien on the vehicle and collision insurance policies are required on these loans. Although we lend directly to borrowers, the majority of our automobile loans are originated through auto dealerships within our primary market area.

We also provide an overdraft line of credit product called ChequeMate, which provides our customers with an option to eliminate overdraft fees should they make an error in balancing their checking account. Our Chequemate lines of credit are typically unsecured and are generally limited to less than $5,000 per account.

b. Loan Approval Procedures and Authority

General. The Bank's Board of Directors delegate the authority to provide loans to borrowers through the Bank's Loan Policy. The policy is modified, reviewed and approved on an annual basis to assure that lending policies and practices meet the needs of borrowers, mitigate perceived credit risk, and reflect current economic conditions. Currently, we use a four (4) tier structure to approve loans. First, the full Board of Directors of the Bank has authority to approve single loans or loans to any one borrower up to the bank's legal lending limit, which slightly exceeds $9.4 million. The full Board of Directors also approves all loans made to members of the Board of Directors, their family members, and their related businesses when the total loans exceed $500,000.

Second, the Board of Directors, as required by the Bank's by-laws, appoints a Loan and Investment Committee. The Loan and Investment Committee must be comprised of at least three (3) outside directors and meets on an as needed basis, generally bi-weekly. Its lending authority is limited to 50% of the Bank's legal lending limit, which is approximately $4.7 million. The Committee may also make loans up to 100% of the Bank's legal lending limit if the loan is secured by readily marketable collateral such as stocks and bonds. The Loan and Investment Committee is also responsible for ratifying and affirming all loans made that exceed $25,000, approving collateral releases, establishing bid prices for real estate in process of foreclosure, authorizing charge-offs in excess of $7,500, and annually reviewing all lines of credit that exceed all individual loan officer authority. The actions of the Loan and Investment Committee are reported to and ratified by the full Board of Directors each month.

Third, the Board of Directors has authorized the creation of the Officer's Loan Committee. The Officer's Loan Committee is comprised of four voting members, the President & CEO, the two (2) highest-ranking members of the Bank's Loan Division, and the manager of the Credit Department. The Officer's Loan Committee may approve secured and unsecured loans up to 15% of the Company's legal lending limit (approximately $1.4 million) and loans up to 100% of the bank's legal lending limit if the loan is secured by readily marketable collateral. The Committee also has the authority to adjust loan rates from time to time as market conditions dictate. Loan charge-offs up to $7,500 and collateral releases within prescribed limits established by the Board of Directors are also approved by the Officer's Loan Committee. All actions of the Officer's Loan Committee are reported to the Loan and Investment Committee for ratification.

Fourth, through the loan policy, individual loan officers are provided specific loan limits by category of loan. Each officer's lending limits are determined based on the individual officer's experience, past credit decisions, and expertise.

Our goal for the loan approval process is to provide adequate review of loan proposals while at the same time responding quickly to customer requests. We complete a credit review and maintain a credit file for each borrower. The purpose of the file is to provide the history and current status of each borrower's relationship and credit standing, so that a loan officer can quickly understand the borrower's status and make a fully informed decision on a new loan request. We require that all business borrowers submit audited, reviewed, or internal financial statements no less than annually.

Loans to Directors and Executive Officers. Loans to members of the Board of Directors (and their related interests) are granted under the same terms and conditions as loans made to unaffiliated borrowers. Any fee that is normally charged to other borrowers is also charged to the members of the Board of Directors. Loans to Executive Officers are limited by banking regulation. There is no regulatory loan limit established for Executive Officers to purchase, construct, maintain or


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improve a residence or finance the education of their child. However, any loans to Executive Officers, which are not for the construction, improvement or purchase of a residence or not used to finance a child's education or not secured by readily marketable investment collateral are limited to a maximum of $100,000. In addition, we require that all loans made to Executive Officers be reported to the Board of Directors at the next Board of Directors meeting.

c. Credit Quality Practices

General. One of our key objectives is to maintain strong credit quality of the Bank's loan portfolio. We strive to accomplish this objective by maintaining a diversified mix of loan types, limiting industry concentrations, and monitoring regional economic conditions. In addition, we use a variety of strategies to protect the quality of individual loans within the loan portfolio during the credit review and approval process. We evaluate both the primary and secondary sources of repayment and complete financial statement review and cash flow analysis for commercial borrowers. We also generally require personal guarantees on small business loans, cross-collateralize loan obligations, complete on-site inspections of the business, and require the company to adhere to financial covenants. Similarly, in the event a modification to an outstanding loan is requested, we reevaluate the loan under the proposed terms prior to making the modification. If we approve the modification, we often secure additional collateral or impose stricter financial covenants. In the event, a loan becomes delinquent we follow collection procedures to assure repayment. If it becomes necessary to repossess or foreclose on collateral, we strive to execute the proceedings in a timely manner and dispose of the repossessed or foreclosed property quickly to minimize the level of non-performing assets, subsequent asset deterioration, and costs associated with monitoring the collateral.

Delinquent Loans and Collection Procedures. When a borrower fails to make a required payment on a loan, we take a number of steps to induce the borrower to cure the delinquency and restore the loan to current status. Our Chief Credit Officer continuously monitors the past due status of the loan portfolio. Individual delinquencies are reported to the Director's Loan and Investment Committee at least monthly and the overall delinquency levels to the Board of Directors at least quarterly. Separate collection procedures have been established for residential mortgage, consumer, and commercial and commercial real estate loans.

On residential mortgage loans fifteen (15) days past due we send the borrower a notice which requests immediate payment. At twenty (20) days past due the borrower is usually contacted by telephone by an employee of the Bank. The borrower's response and promise to pay is recorded. At sixty (60) days or more past due, if satisfactory repayment arrangements are not made with the borrower, generally, an attorney letter will be sent and foreclosure procedures will begin.

On consumer loans ten (10) days past due we send the borrower a notice which requests immediate payment. If the loan remains past due, an employee of the Bank's Collection Department or the approving Loan Officer will usually contact the borrower before day thirty (30) of past due status. Loans sixty to ninety (60 - 90) days past due are generally subject to repossession.

We send past due notices to borrowers with commercial term loans, demand notes and time notes (including commercial real estate) when the loan reaches ten (10) days past due. Between day fifteen and day thirty (15 - 30) borrowers are contacted by telephone by an employee of the Bank's Collection Department or by the approving Loan Officer to attempt to return the account to current status. After thirty (30) days past due the loan officer and senior loan officer decide whether to pursue further action against the borrower.

Loan Portfolio Monitoring Practices. Our loan policy requires that the Chief Credit Officer continually monitor the status of the loan portfolio, by regularly reviewing and analyzing reports, which include information on delinquent loans, criticized loans and foreclosed real estate. We risk rate our loan portfolios and individual loans based on their perceived risks and historical losses. For commercial borrowers whose aggregate loans exceed $50,000 we assign an individual risk rating annually. We arrive at a risk rating based on current payment performance and payment history, the current financial strength of the borrower, and the value of the collateral and personal guarantee. Loans classified as "substandard" typically exhibit some or all of the following characteristics:

      o     the borrower lacks current financial information,

      o     the business of the borrower is poorly managed,

      o the borrower's business becomes highly-leveraged or appears to be insolvent,

      o the borrower exhibits inadequate cash flow to support the debt service,

      o     the loan is chronically delinquent, or

      o the industry in which the business operates has become unstable or volatile


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Loans we classify as "special mention" are loans that are generally performing, but the borrower's financial strength appears to be deteriorating. Loans we categorize as a "pass" are generally performing per contractual terms and exhibit none of the characteristics of special mention or substandard loans.

Allowance for Loan Loss. The allowance for loan losses is an amount, which, in the opinion of management, is necessary to absorb probable losses inherent in the loan portfolio. We continually monitor the allowance for loan losses to determine its reasonableness. At each quarter end our chief credit officer prepares a formal assessment of the allowance for loan loss and submits it to the full Board of Directors to determine the adequacy of the allowance. The allowance is determined based upon numerous considerations. For the consumer, residential mortgage and small commercial loans we consider local economic conditions, the growth and composition of the loan portfolio, the trend in delinquencies and the trend in loan charge-offs and non-performing loans. Based on these factors, we estimate the probable or "embedded" losses in the loan portfolio. On large commercial loans, we take into consideration the specific characteristics of the loan including the borrower's payment history, business conditions in the borrower's industry, the collateral and guarantees securing the loan, and our historical experience with similarly structured loans. We then assign an estimated loss percentage based on these characteristics. The adequacy of our allowance for loan losses is also reviewed by our primary regulatory agency, the Office of the Comptroller of the Currency (the "OCC"), on a periodic basis. Their comments and recommendations are factored into the determination of the allowance for loan loss.

The allowance for loan losses is increased by the provision for loan losses. Charge-offs are recorded as a reduction in the allowance for loan loss. Recoveries are recorded as an increase in the allowance for loan loss.

Non-Performing Loans. There are three categories of non-performing loans, (i) those 90 or more days delinquent and still accruing interest, (ii) non-accrual loans, and (ii) troubled debt restructured loans (TDR). We place individual loans on non-accrual status when timely collection of contractual principal and interest payments is doubtful. This generally occurs when a loan becomes ninety
(90) days delinquent. When deemed prudent, however, we will place loans on non-accrual status before they become 90-days delinquent. Conversely, on occasion, we maintain loans on accrual status even though they have become 90 or more days delinquent. Upon being placed on non-accrual status, we reverse all interest accrued in the current year against interest income. Interest accrued and not collected from a prior year is charged-off through the allowance. If ultimate repayment of a non-accrual loan is expected, any payments received may be applied in accordance with contractual terms. If ultimate repayment of principal is not expected, any payment received on the non-accrual loan is applied to principal until ultimate repayment becomes expected.

A loan is considered to be a troubled debt restructured loan when we grant a special concession to the borrower because the borrower's financial condition has deteriorated to the point where servicing the original loan under the original terms becomes difficult or detrimental to the financial condition of the business. Such concessions include the reduction of interest rates, forgiveness of principal or interest, or other similar modifications to the original terms. TDR loans that are in compliance with their modified terms and that yield a market rate may be removed from TDR status after a period of performance.

Our goal is to minimize the number of non-performing loans because of their negative impact on the Company's earnings.

Foreclosure and Repossession. At times it becomes necessary to foreclose or repossess property that a delinquent borrower pledged as collateral on a loan. Upon concluding foreclosure or repossession procedures we take title to the collateral and attempt to dispose of it in the most efficient manner possible. Real estate properties formerly pledged as collateral on loans, which we have acquired through foreclosure proceedings or acceptance of a deed in lieu of foreclosure are called Other Real Estate Owned (hereinafter referred to as "OREO"). OREO is carried at the lower of the recorded investment in the loan or the fair value of the real estate, less estimated costs to sell. Write-downs from the unpaid loan balance to fair value are charged to the allowance for loan losses. The proceeds from the sale of the foreclosed or repossessed collateral are applied against the outstanding loan balance of the delinquent borrower.

Loan Charge-Offs. We charge-off loans or portions of loans that we deem non-collectible and can no longer justify carrying as an asset on the Bank's balance sheet. We determine if a loan should be charged-off by analyzing all possible sources of repayment. Once the responsible Loan Officer determines the loan is not collectible he / she completes a "Recommendation for Charge-off" form, which is subsequently reviewed and approved by the Bank's Loan and Investment Committee (or by the Officer's Loan Committee for charge-offs less than $7,500).

E. INVESTMENT SECURITIES ACTIVITIES

General. The Bank's Board of Directors has final authority and responsibility for all aspects of the Bank's investment activities. It exercises this authority by setting the Bank's Investment Policy each year and appointing the Loan and Investment Committee to monitor adherence to the policy. The Board of Directors delegates its powers by appointing


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designated investment officers to purchase and sell investment securities for the account of the Bank. The CEO and the chief investment officer have the authority to make investment purchases within the limits set by the Board of Directors. All investment securities transactions are reviewed by the Loan and Investment Committee, as well as the Board of Directors on a monthly basis.

The Bank's investment securities portfolio is primarily comprised of high-grade fixed income debt instruments. Investment purchases are generally made when we have funds that exceed the present demand for loans. Our primary investment objectives are to:

      (i)   minimize risk through strong credit quality,

      (ii)  provide liquidity to fund loans and meet deposit run-off,

      (iii) diversify the Bank's assets

      (iv)  generate a favorable investment return,

      (v) meet the pledging requirements of State, County and Municipal depositors,

      (vi)  manage the risk associated with changing interest rates, and

      (vii) match the maturities of securities with deposit and borrowing maturities

Our current investment policy generally limits securities investments to U.S. Government, agency and sponsored entity securities, corporate debt, municipal bonds, pass-through mortgage backed securities issued by Fannie Mae, Freddie Mac or Ginnie Mae, and collateralized mortgage obligations (issued by these same agencies).

The investment securities we hold are classified as held-to-maturity, trading, or available-for-sale, depending on the purposes for which the investment securities were acquired and are being held. Securities held-to-maturity are debt securities that the Company has both the positive intent and ability to hold to maturity. These securities are stated at amortized cost. Debt and equity securities that are bought and held principally for the purpose of sale in the near term are classified as trading securities and are reported at fair value with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale and are reported at fair value with unrealized gains and losses excluded from earnings and reported net of taxes in accumulated other comprehensive income or loss. It is the Bank's general policy not to hold trading securities.

On a daily basis we buy and sell overnight Federal Funds to and from our correspondent banks. Federal Funds are unsecured general obligations of the purchasing bank and therefore subject to credit risk. To mitigate this risk, we monitor the financial strength of our correspondent banks on a continuous basis. Financial strength rating reports of each correspondent bank are formally reviewed by the Bank's management on a quarterly basis.

From time to time we purchase and hold certificates of deposit with banks domiciled in the United States. These obligations are all fully insured by the Federal Deposit Insurance Corporation ("FDIC").

On a limited basis, we also invest in permissible types of equity securities.

F. SOURCES OF FUNDS

General. The Bank's lending and investment activities are highly dependent upon the Bank's ability to obtain funds. Our primary source of funds is customer deposits. To a lesser extent we have borrowed funds from the FHLBNY and enter into repurchase agreements to fund our loan and investment activities.

Deposits. We offer a variety of deposit accounts to our customers. The fees, interest rates and terms of each deposit product vary to meet the unique needs and requirements of our depositors. Presently, we offer a variety of accounts for consumers, businesses, not-for-profit businesses and municipalities including: demand deposit accounts, interest bearing transaction accounts, money market accounts, statement savings accounts, passbook savings accounts and fixed and variable rate certificates of deposit. The majority of our deposit accounts are owned by individuals and businesses who reside near our branch locations. Municipal deposits are generally derived from the local and county taxing authorities, school districts near our branch locations and, to a limited degree, New York State public funds. Accordingly, deposit levels are dependent upon regional economic conditions as well as, more general national and statewide economic conditions, local competition and our pricing decisions.

Borrowed Funds. From time to time we borrow funds to finance our loan and investment activities. Most of our borrowings are with the FHLBNY. These advances are secured by a general lien on our eligible 1-4 family residential mortgage portfolio or specific investment securities collateral. We determine the maturity and structure of each advance based on market conditions at the time of borrowing and the interest rate risk profile of the loans or investments being funded.

We also utilize repurchase agreements to fund our loan and investment activities. Repurchase agreements are contracts for sale of securities owned or borrowed by us, with an agreement with the counter party to repurchase those securities at an agreed upon price and date.

Deposit account structures, fees and interest rates, as well as, funding strategies are determined by the Bank's Asset and Liability Committee ("ALCO"). The ALCO is comprised of the Bank's senior managers and meets on a bi-weekly basis. The ALCO reviews general economic conditions, the Bank's need for funds, and local competitive conditions prior to establishing funding strategies and interest rates to be paid. The actions of the ALCO are reported to the Director's Loan and Investment Committee at their regularly scheduled meetings.

G. ELECTRONIC AND PAYMENT SERVICES

General. We offer a variety of electronic services for our customers. Most of the services are provided for convenience purposes and are typically offered in conjunction with a deposit or loan account. Certain electronic and payment services are provided using marketing arrangements and third party services, branded with the Wilber National Bank name. These services often provide us with additional sources of fee income or reduce our operating and transaction expenses. Our menu of electronic and payment services include point of sale transactions, debit card payments, ATMs, merchant credit and debit card processing, Internet banking, Internet bill pay services, voice response, wire transfer services, automated clearing house services, direct deposit of Social Security and other payments, loan autodraft payments, and cash management services.

H. TRUST AND INVESTMENT SERVICES

General. We offer various personal Trust and Investment services through our Trust and Investment Division including both fiduciary and custodial services. At December 31, 2002 and December 31, 2001 we had $258.4 million and $292.2 million respectively of assets under management in the Bank's Trust and Investment Division. The following chart summarizes the Trust and Investment Division assets under management as of the dates noted:

Trust Assets Summary Table:

-------------------------------------------------------------------------------------------------------
dollars in thousands                                                  December 31
-------------------------------------------------------------------------------------------------------
                                                          2002                         2001
-------------------------------------------------------------------------------------------------------
                                               Number of      Estimated       Number of     Estimated
                                                Accounts     Market Value      Accounts    Market Value
-------------------------------------------------------------------------------------------------------
Trusts                                             317         $124,532          311        $146,378
-------------------------------------------------------------------------------------------------------
Estates                                              8            2,455           13           4,123
-------------------------------------------------------------------------------------------------------
Custodian, Investment Management and Others        214          131,751          206         141,735
-------------------------------------------------------------------------------------------------------
Total                                              539         $258,378          530        $292,236
-------------------------------------------------------------------------------------------------------

We also provide investment services through a third party provider, INVEST Financial Corp., for the purchase of mutual funds and annuities.

I. INSURANCE SERVICES

General. In 1998, the Bank established an insurance agency through a joint venture with a regional independent insurance agency. The agency, Mang - Wilber, LLC, is licensed to sell, within New York State, various insurance products, including life, health, property and casualty insurance products to both consumers and businesses. The principal office of the agency is in Sidney, New York with satellite sales offices in Oneonta, New York (the Bank's Main Office), Walton, New York (doing business as Mang - Sholes Insurance) and our Cobleskill branch office.

We also offer credit life and disability insurance through an affiliation with the New York Bankers Association. The insurance is typically offered to and purchased by consumers securing a mortgage or consumer loan through the Bank. In addition, we offer title insurance through New York Bankers Title Agency East, LLC. Title insurance is sold in conjunction with origination of residential and commercial mortgages. We own an interest in New York Bankers Title Agency East, LLC and receive profit distributions based upon the overall performance of the agency.

J. SUPERVISION AND REGULATION

The following generally describes the regulation to which the Company and its subsidiaries are subject. Bank holding companies and banks are extensively regulated under both federal and state law. To the extent that the following information summarizes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular laws and regulations. Any change in applicable law or regulation may have a material effect on the business and prospects of the Company.

The Company is a registered bank holding company within the meaning of the Bank Holding Company Act of 1956 (BHC Act) and is subject to regulation by the Board of Governors of the Federal Reserve System (Federal Reserve Board). Wilber National Bank is a nationally chartered bank and is subject to supervision and examination by the Office of the Comptroller of the Currency ("OCC"), a division of the United States Treasury Department. The Bank is also subject to certain banking laws and regulations of New York State. The Bank's insurance agency subsidiary, Mang - Wilber LLC is subject to New York State insurance laws and regulations. The Bank is a member of the Federal Reserve System and its deposits are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 per depositor. The BHC Act generally prohibits the Company from engaging, directly or indirectly, in activities other than banking, activities closely related to banking, and certain other financial activities. Under the BHC Act, a bank holding company must obtain Federal Reserve Board approval before acquiring, directly or indirectly, 5% or more of the voting shares of another bank or bank holding company (unless it already owns a majority of such shares). Bank holding companies are able to acquire banks or other bank holding companies located in all 50 states, and 48 of the 50 states permit banks headquartered in other states to branch into their states, although in some cases only by acquisition of existing banks in such states. As a result of the Gramm-Leach-Bliley Act of 1999, bank holding companies are now permitted to affiliate with a much broader array of other financial institutions than was previously permitted, including insurance companies, investment banks and merchant banks. See Item 1.L., "Legislative Developments." of this document for additional information on the Gramm-Leach-Bliley Act of 1999.

An important area of banking regulation is the establishment by federal regulators of minimum capitalization standards. The Federal Reserve Board has adopted various "capital adequacy guidelines" for its use in the examination and supervision of bank holding companies. The risk based capital guidelines assign risk weightings to all assets and certain off-balance sheet items and establish an 8% minimum ratio of qualified total capital to the aggregate dollar amount of risk weighted assets (which is almost always less than the dollar amount of such assets without risk weighting). At least half of total capital must consist of "Tier 1" capital, which comprises common equity, retained earnings and a limited amount of permanent preferred stock, less goodwill. Up to half of total capital may consist of so called "Tier 2" capital, comprising a limited amount of subordinated debt, other preferred stock, certain other instruments and a limited amount of the allowance for loan losses. The Federal Reserve Board's other important guideline for measuring a bank holding company's capital is the leverage ratio standard, which establishes minimum limits on the ratio of a bank holding company's "Tier 1" capital to total tangible assets (not risk-weighted). For top rated holding companies, the minimum leverage ratio is 3%, but lower rated companies may be required to meet substantially greater minimum ratios. The Bank is also subject to similar capital requirements adopted by its primary federal regulator, the OCC.

Under applicable law, federal banking regulators are required to take prompt corrective action with respect to depository institutions that do not meet minimum capital requirements. The regulators have established five capital classifications for banking institutions, the highest being "well capitalized." Under regulations adopted by the federal bank regulators, a banking institution is considered "well capitalized" if it has a total risk adjusted capital ratio of 10% or greater, a Tier 1 risk adjusted capital ratio of 6% or greater and a leverage ratio of 5% or greater and is not subject to any regulatory order or written directive regarding capital maintenance. The Company and the Bank each qualify as "well capitalized." The capital ratios of the Company and the Bank are set forth in Note 13 of the Financial Statements contained within Item 13 of this document.

A bank holding company's ability to pay dividends or repurchase its outstanding stock, as well as its ability to expand its business through acquisitions of additional banking organizations or permitted non-bank companies, may be restricted if capital falls below these minimum capitalization standards or other informal capital guidelines that the regulators may apply from time to time to specific banking organizations. In addition to these potential regulatory limitations on the payment of dividends, the Company and the Bank's ability to pay dividends is subject to various restrictions under applicable corporate laws. The ability of the Company and the Bank to pay dividends in the future is, and is expected to continue to be, influenced by regulatory policies, capital guidelines and applicable law.

In cases where banking regulators have significant concerns regarding the financial condition, assets or operations of a bank or bank holding company, the regulators may take enforcement action or impose enforcement orders, formal or informal, against the organization. Neither the Company nor the Bank is now, nor has been within the past year, subject to any formal or informal regulatory enforcement action or order.

K. COMPETITION

We face competition in all the markets we serve. Traditional competitors are other local commercial banks, savings banks, savings and loan institutions and credit unions, as well as local offices of major regional and money center banks. Also, non-banking financial organizations, such as consumer finance companies, mortgage brokers, insurance companies, securities firms, money market funds, and mutual funds and credit card companies offer substantive equivalents of transaction accounts and various loan and financial products. As a result of the Gramm-Leach-Bliley Act (discussed further in Item 1.L., below), other non-banking financial organizations now may be in a position not only to offer comparable products to those offered by the Company, but actually to establish, acquire or affiliate with commercial banks themselves.

L. LEGISLATIVE DEVELOPMENTS

The Sarbanes Oxley Act ("SOX"), signed into law on July 30, 2002, adopted a wide range of measures applicable to publicly traded companies. Generally, SOX seeks to improve the quality of financial reporting of these companies, strengthen the independence of their auditors, and compel them to adopt good corporate governance practices. SOX places substantial additional duties on directors, officers, auditors and attorneys of public companies. Among other specific measures, SOX requires that Chief Executive Officers and Chief Financial Officers certify periodically to the SEC the accuracy of the company's financial statements and the integrity of its internal controls. SOX also accelerates insiders' reporting obligations for transactions in company securities, restricts certain executive officer and director transactions, imposes new obligations on corporate audit committees, and provides for enhanced review of company filings by the SEC. As part of the general effort to improve public company auditing, SOX placed limits on consulting services that may be performed by a company's independent auditors and created a Public Company Accounting Oversight Board, which will set auditing standards, inspect registered public accounting firms, and possess enforcement powers, subject to oversight by the SEC.

In November 1999, Congress enacted the Gramm-Leach-Bliley Act ("GLBA"), which permitted bank holding companies to engage in a wider range of financial activities. Under GLBA for example, bank holding companies may underwrite all types of insurance and annuity products and all types of securities products and mutual funds, and may engage in merchant banking activities. Bank holding companies that wish to engage in these or other newly-permitted financial activities generally must do so through separate "financial" subsidiaries and may themselves be required to register (and qualify to register) as a "financial holding company." A bank holding company that does not register as a financial holding company will remain a bank holding company subject to substantially the same regulatory restrictions and permitted activities as applied to bank holding companies prior to GLBA (See Item 1.J., "Supervision and Regulations," above). The Company has not elected to become a "financial holding company" but continues to evaluate the opportunities provided by GLBA. Under GLBA, as well as the Fair Credit Reporting Act amendment of 1996, all financial institutions have become subject to more stringent customer privacy regulations.

In 1995, the federal bank regulatory authorities promulgated a set of revised regulations addressing the responsibilities of banking organizations under the Community Reinvestment Act ("CRA"). The revised regulations place additional emphasis on the actual experience of a bank in making loans, providing other banking services and making qualified investments in low and moderate-income areas and to low to moderate-income individuals and families within its service area as the key determinants in evaluation of the bank's compliance with the statute. As in the prior regulations, bank regulators are authorized to bring enforcement actions against banks under the CRA only in the context of bank expansion or acquisition transactions. The Bank currently maintains a SATISFACTORY rating for CRA.

The FDIC levies assessments on various deposit obligations of the Company's banking subsidiaries. In 1996 Congress enacted the Deposit Insurance Funds Act, under which deposits insured by the Bank Insurance Fund ("BIF"), such as the deposits of Wilber National Bank, are subject to assessment for payment on bond obligations financing the FDIC's Savings Association Insurance Fund ("SAIF") at a rate 1/5 the rate paid on deposits by SAIF-insured thrift institutions. Accordingly, the deposits of the Bank were assessed an additional 1.160 cents per $100 of insured deposits in 1999, 1.220 cents per $100 of insured deposits in 1998 and an additional 1.256 cents in 1997. Beginning in 2000, the BIF and SAIF rates were equalized. For institutions with the lowest risk classification (including this Bank) the BIF rate increased to 2.120 and the SAIF rate decreased from 5.800 to 2.120. The rate is adjusted quarterly, depending on the need of the fund. At December 31, 2002 the rate had decreased to 1.680 cents per $100 of insured deposits. At June 30, 2003 the rate was 1.520 cents per $100 of insured deposits.

Various federal bills that would significantly affect banks are introduced in Congress from time to time. The Company cannot estimate the likelihood of any currently pending banking bills being enacted into law, or the ultimate effect that any such potential legislation, if enacted, would have upon its financial condition or results of operations.

Item 2: Financial Information

A. GENERAL

The primary objective of this financial review is to provide an overview of the financial condition and results of operations of The Wilber Corporation and its subsidiaries for each of the years in the three year period ended December 31, 2002 and the six-month periods ended June 30, 2003 and 2002. This discussion and tabular presentations should be read in conjunction with the accompanying Consolidated Financial Statements and Notes presented in Item 13 of this document.

Our financial performance is heavily dependent upon net interest income, which is the difference between the interest income earned on our loans and investment securities less the interest paid on our deposits and borrowings. Results of operations are also affected by the provision for loan losses, investment securities sales, service charges and penalty fees on deposit accounts, fees collected for trust and investment services, insurance commissions, and income on bank-owned life insurance. Our non-interest expenses primarily consist of employee salaries and benefits, occupancy and equipment expense, marketing expense, technology expense and other expenses. Results of operations are also influenced by general economic and competitive conditions (particularly changes in interest rates), government policies, changes in Federal or State tax law, and the actions of our regulatory authorities.

Critical Accounting Policies Management of the Company considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy given the uncertainty in evaluating the level of the allowance required to cover credit losses inherent in the loan portfolio and the material effect that such judgments can have on the results of operations. While management's current evaluation of the allowance for loan losses indicates that the allowance is adequate, under adversely different conditions or assumptions, the allowance would need to be increased. For example, if historical loan loss experience significantly worsened or if current economic conditions significantly deteriorated, additional provisions for loan losses would be required to increase the allowance. In addition, the assumptions and estimates used in the internal reviews of the Company's non-performing loans and potential problem loans has a significant impact on the overall analysis of the adequacy of the allowance for loan losses. While management has concluded that the current evaluation of collateral values is reasonable under the circumstances, if collateral evaluations were significantly lowered, the Company's allowance for loan policy would also require additional provisions for loan losses.

The Company's policy on the allowance for loan losses is disclosed in Note 1 of the consolidated financial statements. A more detailed description of the allowance for loan losses is included in Item 2 C.a.i. and C.a.ii. of this registration statement. All accounting policies are important, and as such, the Company encourages the reader to review each of the policies included in Note 1 of the Financial Statements (provided in Item 13 of this document) to obtain a better understanding of how the Company's financial performance is reported.

B. SUMMARY OF SELECTED FINANCIAL DATA

The comparability of the information provided in the following table has not been materially impacted by any significant business combinations, dispositions of business operations or accounting changes other than those provided in the footnotes. However, all per share financial information contained in this document, as well as, all exhibits, were restated to reflect a 4:1 stock split approved on September 5, 2003.

Summary Table of Selected Financial Data:

                      The Wilber Corporation and Subsidiary
                  (Dollars In Thousands, Except Per Share Data)

                                               2002         2001         2000          1999         1998
                                               ----         ----         ----          ----         ----
Consolidated Statements of Income Data:
Interest Income                             $  41,636    $  42,293    $  42,326     $  41,356    $  41,129
Interest Expense                               17,170       20,449       21,438        20,320       20,958
                                            ---------    ---------    ---------     ---------    ---------
Net Interest Income                            24,466       21,844       20,888        21,036       20,171
Provision for Loan Losses                       1,920        1,540        1,680         1,920        1,330
                                            ---------    ---------    ---------     ---------    ---------
Net Interest Income After Provision
 for Loan Losses                               22,546       20,304       19,208        19,116       18,841
Other Income                                    4,776        4,555        4,369         4,285        3,949
Net Gains (Losses) on Securities
 Transactions                                     488          279           (1)            3            1
Other Expense 1                                15,959       13,994       12,736        12,529       12,510
                                            ---------    ---------    ---------     ---------    ---------
Income Before Provision for Income Taxes       11,851       11,144       10,840        10,875       10,281
Provision for Income Taxes                      3,289        3,098        2,982         3,061        2,973
                                            ---------    ---------    ---------     ---------    ---------
Net Income                                  $   8,562    $   8,046    $   7,858     $   7,814    $   7,308
                                            =========    =========    =========     =========    =========

Earnings Per Common Share: 2
Basic                                       $    0.76    $    0.71    $    0.68     $    0.66    $    0.59

Per Common Share: 2
Cash Dividends                                   0.38         0.35         0.35          0.33         0.31
Book Value                                       5.61         4.92         4.51          4.09         4.26
Tangible Book Value 3                            5.32         4.88         4.39          3.98         4.12

Consolidated Year-End Balance Sheet Data:
Total Assets                                $ 710,162    $ 626,787    $ 560,089     $ 570,577    $ 560,024
Securities Available-for-Sale                 234,542      188,172      111,329       129,182      134,804
Securities Held-to-Maturity                    42,837       46,017       74,888        84,086       89,086
Loans                                         358,295      329,544      324,758       323,580      303,623
Non-performing Assets                           3,160        4,137        4,243         4,490        4,919
Deposits                                      549,081      491,012      439,408       454,181      439,595
Long-Term Borrowings                           73,346       62,512       50,500        48,900       48,321
Short-Term Borrowings                          13,260       10,530       13,765        15,460       14,589
Shareholders' Equity                           63,162       55,827       51,526        47,441       51,479

Selected Key Ratios:
Return on Average Assets                         1.25%        1.36%        1.41%         1.37%        1.33%
Return on Average Equity                        14.36        14.91        16.20         15.71        13.90
Dividend Payout                                 49.89        49.47        51.21         50.06        52.70


(1) Amortization of goodwill was discontinued effective January 1, 2002 upon the third quarter adoption of SFAS No. 147.

(2) Per share amounts have been adjusted for the 4:1 stock split approved on September 5, 2003 and the 4:1 stock split completed in February 1998.

(3) Tangible book value excludes from total equity intangible assets, which include goodwill and intangible assets associated with prior business combinations.

C. MANAGEMENT'S DISCUSSION AND ANALYSIS

a. Financial Condition

Asset Composition. The Company's assets are comprised of earning and non-earning assets. Earning assets include the Company's investment securities, loans, interest-bearing deposits at other banks and Federal Funds sold. Non-earning assets include the Company's real estate and other assets acquired as the result of foreclosure, facilities, equipment, intangibles, non-interest bearing deposits at other banks, and cash. The Company generally maintains between 92 - 95% of its Total Assets in earning assets.

i. Comparison of Financial Condition at June 30, 2003 and December 31, 2002

              Please refer to the Consolidated Financial Statements
                     presented in Item 13 of this document.

Total Assets

During the first six months of 2003 the Total Assets of the Company increased $19.2 million or 2.7%, from $710.2 million at December 31, 2002 to $729.4 million at June 30, 2003. The modest growth in assets was driven primarily by an increase in customer deposits. Total deposits at December 31, 2002 were $549.1 million, as compared to, $582.9 million at June 30, 2003.

The growth in liabilities was invested primarily in the investment securities portfolio and Federal Funds, and to a lesser extent, loans. At December 31, 2002 total investment securities and Federal Funds sold totaled $295.4 million. By comparison, at June 30, 2003 total investment securities and Federal Funds sold totaled $315.7 million, an increase of $20.3 million. Total loans outstanding increased a modest $4.2 million between the periods.

Investment Securities

During the six month period ended June 30, 2003 the investment portfolio increased from $277.4 million to $291.6 million, a $14.2 million increase. During the period we slightly reduced our municipal securities and corporate bond holdings and substantially increased our holdings of mortgage-backed securities. Specifically, the estimated fair value of the mortgage-backed securities portfolio available for sale, which includes both mortgage pass-through securities and collateralized mortgage obligations increased from $146.6 million at December 31, 2002 to $179.8 million at June 30, 2003, a $33.2 million increase.

At December 31, 2002, the net unrealized gain on the available-for-sale investment securities portfolio was $7.0 million. By comparison, at June 30, 2003 the net unrealized gain on the available-for-sale investment securities portfolio decreased to $6.0 million. During the first six months of 2003, we sold available-for-sale investment securities netting pre-tax realized gains of $719 thousand.

At June 30, 2003, 99.7% of the securities held in the Bank's bond portfolio were rated "A" or better by Moodys credit rating service; 89.4% were rated AAA.

At June 30, 2003 the weighted average maturity for all of the Bank's available-for-sale and held-to-maturity debt securities was 2.0 years. By comparison at December 31, 2002 the weighted average maturity of the Bank's available-for-sale and held-to-maturity debt securities was 2.5 years. Historically low residential mortgage interest rates resulted in high levels of mortgage refinancing activity during the first-half of 2003. This increased the prepayment levels on the Bank's mortgage backed securities portfolio and shortened the average life of the Bank's mortgage-backed securities portfolio..

At June 30, 2003 we also held $4.8 million of equity securities including: $135 thousand of Federal Reserve Bank of New York stock, $3.131 million in FHLBNY stock, $614 thousand equity interest in a Small Business Investment Company, Meridian Venture Partners II, L.P, $252 thousand in a money market mutual fund, $36 thousand in New York Business Development Corp. stock and $601 thousand of common stock of other banking institutions. At December 31, 2002 equity securities totaled $5.1 million, at estimated fair value. The slight reduction in other equity securities was due to mandatory redemptions of FHLBNY stock.

Interest Bearing Bank Balances and Federal Funds Sold

In the normal course of business we sell and purchase Federal Funds to and from other banks to meet our daily liquidity needs. Because the funds are generally an unsecured obligation of the counter party, we only sell Federal Funds to well-capitalized banks that carry strong credit ratings. During the six month period ended June 30, 2003 the Interest Bearing Bank Balances and Federal Funds Sold averaged $34.7 million. By comparison, during the 12-month period ended December 31, 2002, the Interest Bearing Bank Balances and Federal Funds Sold averaged $34.1 million. Although the average balance from period to period did not change significantly, the composition of the portfolio did change. During the six month period ended June 30, 2003 we maintained a daily Federal Fund sold position of generally between $10.0 and $30.0 million, with a daily average for the period of $19.1 million. This exceeded the Bank's average Federal Funds sold position maintained during the 12-month period ended December 31, 2002 of $14.0 million by $5.1 million. By comparison, average Interest Bearing Bank Balances decreased from $20.2 million for the 12-month period ended December 31, 2002, as compared to, $15.6 million for the 6-month period ended June 30, 2003. The increase in the average Federal Funds sold position is primarily due to increased principal prepayment levels on the Bank's asset portfolios, the sale of investment securities and significant increases in deposit liabilities. The decrease in the Interest Bearing Bank Balances from period to period is primarily due to the maturity of the Bank's portfolio of FDIC-insured bank certificates of deposit.

At June 30, 2003 we held a portfolio of FDIC insured certificates of deposit with other banks headquartered throughout the United States. At June 30, 2003 this portfolio was $13.3 million versus $16.0 million at December 31, 2002. We purchased the certificates of deposit during December 2000 and January 2001 as part of an investment arbitrage strategy. Specifically, these certificates of deposits were funded by borrowings secured by the Bank at FHLBNY (a/k/a "advances") of the same amount with nearly identical maturity terms. The cost of the borrowings are 0.70 - 0.75% below the yield on the like maturity certificates of deposit. All of the certificates of deposit will mature by January 2006.

Loan Portfolio

General. The bank's total loan portfolio increased by $4.2 million, from $358.3 million at December 31, 2002 to $362.5 million at June 30, 2003. Although there was no significant growth in the loan portfolio between the two periods, the composition of the portfolio has changed. Consumer and residential mortgage loans outstanding each declined due to a very competitive pricing environment for both automobile loans and residential mortgages. Total loans outstanding in these two portfolios decreased from $187.7 million at December 31, 2002 to $181.5 million at June 30, 2003. We ceded both consumer and residential mortgage loans to competition in a very low interest rate environment to mitigate interest rate risk. During the first six months of 2003 automobile manufacturers and their captive finance companies provided cash rebate incentives on new car purchases and / or maintained very low new car financing rates, which have negatively impacted the purchase of used vehicles. The lower levels of used vehicle purchases, in turn, reduced our origination of consumer loans. Similarly, residential mortgage providers that have the capability to originate and sell conforming mortgages to the secondary market lowered their interest rates to levels below our minimum interest rate threshold for 15 to 30-year fixed rate mortgages thereby reducing our origination of new residential mortgage loans during the first six months of 2003.

Conversely, during the first six months of 2003 we increased our commercial, commercial real estate and agricultural loans outstanding. Loans outstanding in these three loan types increased from $170.6 million at December 31, 2002 to $181.0 million at June 30, 2003. Most of this increase is due to an expansion of our small business lending services outside of our primary five county market area.

Commitments and Lines of Credit. Standby letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. Those guarantees are primarily issue to support public and private borrowing arrangements, including bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Since most of the letters of credit are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Letters of credit represent extensions of credit, but are not recorded on the balance sheet because the commitments were not funded at period end. At June 30, 2003 and December 31, 2002 the total contingent liability for standby letters of credit amounted to $6.1 million and $5.8 million, respectively. At June 30, 2003 and December 31, 2002, the fair value of the Bank's standby letters of credit are not material.

In addition to standby letters of credit, we have issued lines of credit to our customers. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. These include home equity lines of credit, commitments for residential and commercial construction loans, and other personal and commercial lines of credit. At June 30, 2003 and December 31, 2002 respectively, we had outstanding unfunded loan commitments of $43.7 million and $41.2 million. Our experience shows that these unfunded commitments do not fluctuate significantly from month to month.

Asset Quality and Risk Elements

General. One of our key objectives is to maintain strong credit quality of the bank's loan portfolio. The following narrative provides summary information and our experience regarding the quality and risk elements of our loan portfolio.

Delinquent Loans. At June 30, 2003 we had $4.256 million of loans that were 30 or more days past due (excluding loans placed on non-accrual status). This equals 1.17% of total loans outstanding. By comparison, at December 31, 2002 we had $5.081 million of loans 30 or more days past due (excluding loans placed on non-accrual status), or 1.42% of loans outstanding. These levels are slightly greater than comparable peer banks throughout the United States.

Non-accrual, Past Due and Restructured Loans. Total non-performing loans increased from $3.138 million at December 31, 2002 to $4.688 million at June 30, 2003, a $1.550 million increase. Similarly, non-performing loans as a percent of total loans outstanding totaled 1.29% at June 30, 2003, as compared to 0.88% at December 31, 2002. This substantial increase in non-performing loans is primarily due to the inclusion of three additional loan relationships, one of which was transferred to non-accrual status with an outstanding principal balance of $1.795 million.

The following table sets forth information regarding non-performing loans for the periods stated.

Table of Non-performing Assets:

                                                                          At December 31,
                                               At June 30, ----------------------------------------------
           Dollars in Thousands                   2003      2002      2001      2000      1999      1998
                                               ----------------------------------------------------------
Loans in Non-Accrual Status:
   Agricultural                                  $1,795    $  747    $   --    $   --    $   --    $   --
   Residential real estate                       $  470    $  222    $  465    $  437    $  554    $  519
   Commercial real estate                        $1,326    $1,049    $1,587    $1,249    $  487    $  876
   Commercial                                    $  361    $   13    $   33    $  227    $  498    $  432
   Consumer                                      $   17    $    3    $    5    $   --    $   --    $   --
                                               ----------------------------------------------------------
           Total non-accruing loans              $3,969    $2,034    $2,090    $1,913    $1,539    $1,827

Loans Contractually Past Due 90 Days or
More and Still Accruing Interest                 $  334    $  717    $  329    $  345    $  372    $  567
Troubled Debt Restructured Loans                 $  385    $  387    $  861    $  888    $  917    $  998
                                               ----------------------------------------------------------
          Total non-performing loans             $4,688    $3,138    $3,280    $3,146    $2,828    $3,392

Other real estate owned                          $   --    $   22    $  857    $1,097    $1,662    $1,527
                                               ----------------------------------------------------------
Total non-performing assets                      $4,688    $3,160    $4,137    $4,243    $4,490    $4,919
                                               ==========================================================
Total non-performing assets as a percentage
of total assets                                    0.64%     0.44%     0.66%     0.76%     0.79%     0.88%
                                               ==========================================================
Total non-performing loans as a percentage
of total loans                                     1.29%     0.88%     1.00%     0.97%     0.87%     1.12%
                                               ==========================================================

At June 30, 2003, $2.938 million or 74% of the non-accrual loans outstanding were to three large commercial borrowers.

Potential Problem Loans. In addition to non-performing loans, we have identified through normal credit review procedures, $8.579 million of potential problem loans at June 30, 2003. By comparison, at December 31, 2002 potential problem loans totaled $7.493 million. Potential problem loans are loans that are currently performing, but where known information about possible credit problems of the related borrowers causes management to have doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in disclosure of such loans as non-performing as some time in the future. Potential problem loans are typically loans that are performing but are classified by the Company's loan rating system as "substandard." Management cannot predict the extent to which economic conditions worsen or other factors, which may impact borrowers and the potential problem loans. Accordingly, there can be no assurance that other loans will not become 90 days or more past due, be placed on non-accrual status, become restructured, or require increased allowance coverage and provision for loan losses.

Loan Concentrations. At June 30, 2003 we had outstanding $31.6 million of loans or 48% of the Company's total equity capital to borrowers who operate in the hotel / motel industry. The hotel / motel properties that we finance are geographically dispersed throughout our market area and the broader statewide region. The Bank's Board of Directors has established a specific exposure guideline for this industry of 50% of the Bank's total equity capital, which at June 30, 2003 was $32.4 million. At June 30, 2003 we also held $16.0 million of commercial rental properties. The portfolio is comprised of a diverse group of properties and borrowers. The average loan size for each of these borrowings is approximately $250 thousand. Only three (3) loans are in excess of $1.0 million totaling $7.376 million.

Summary of Loss Experience (Charge-Offs) and Allowance for Loan Losses. The following table sets for the analysis of the activity in the allowance for loan losses, including charge-offs and recoveries, for the periods indicated.

Analysis of the Allowance for Loan Losses Table:

                                                Six-Months Ended               Years Ended December 31,
                                                    June 30,        ----------------------------------------------
                                                 2003      2002      2002      2001      2000      1999      1998
                                                ----------------    ----------------------------------------------
                                                                                 (Dollars in thousands)

Balance at beginning of period                  $5,392    $4,476    $4,476    $4,003    $3,998    $3,458    $3,249

Charge offs:
Agrilcultural                                      147        --        --        --        --        --        --
Residential real estate                             67        35        93       225       559       206       313
Commercial real estate                              --        --        --       148        --       103        40
Commercial                                          --        69       402       123       753       760       707
Consumer                                           398       385       926       905       722       751       653
                                                ----------------    ----------------------------------------------

                                                 Six-Months Ended               Years Ended December 31,
                                                     June 30,     -------------------------------------------------
                                                  2003      2002      2002      2001      2000      1999      1998
                                                 ---------------- -------------------------------------------------
                                                                                 (Dollars in thousands)

       Total charge offs                           612       489     1,421     1,401     2,033     1,819     1,712
                                                ----------------    ----------------------------------------------

Recoveries:
Agricultural                                        --        --        --        --        --        --        --
Residential real estate                              1        --        --        24         7         1         2
Commercial real estate                              --        --        --        40        --        --        --
Commercial                                          68        49       250        88       135       203       352
Consumer                                            82        94       167       181       216       235       238
                                                ----------------    ----------------------------------------------
        Total recoveries                           151       143       417       334       358       439       591
                                                ----------------    ----------------------------------------------
Net charge-offs                                    461       346     1,004     1,068     1,675     1,380     1,121
Provision for loan losses                          855       960     1,920     1,540     1,680     1,920     1,330
                                                ----------------    ----------------------------------------------
Balance at end of period                        $5,786    $5,090    $5,392    $4,476    $4,003    $3,998    $3,458
                                                ================    ==============================================
Ratio of net charge-offs during the period to
average loans outstanding during the period       0.13%     0.10%     0.29%     0.33%     0.51%     0.44%     0.37%
                                                ================    ==============================================
Allowance for loan losses to total loans          1.60%     1.49%     1.50%     1.36%     1.23%     1.24%     1.14%
                                                ================    ==============================================
Allowance for loan losses to non-performing
loans                                              123%      220%      172%      136%      127%      141%      102%
                                                ================    ==============================================

The allowance for loan losses increased from $5.392 million at December 31, 2002 to $5.786 million at June 30, 2003 a $394 thousand increase. The allowance for loan loss reserve increased over the first six months of 2003 because the provision for loan losses exceeded net charge-offs. Specifically, the provision for loan losses for the six-month period ended June 30, 2003 was $855 thousand. By comparison, net charge-offs were $461 thousand. Management recorded a provision for loan losses during the first six-months of 2003 based upon historical net charge-off levels and certain portfolio risk factors identified during 2002. The allowance for loan losses as a percent of total loans increased slightly during the first six months of 2003, from 1.50% at December 31, 2002 to 1.60% at June 30, 2003. The allowance for loan losses as a percentage of non-performing loans decreased from 172% at December 31, 2002 to 123% at June 30, 2003 primarily due to the increase in non-accrual loan balances between the periods.

Other Real Estate Owned and Repossessed Assets. Other Real Estate Owned ("OREO") consists of properties formerly pledged as collateral on loans, which have been acquired by the Company through foreclosure proceedings or acceptance of a deed in lieu of foreclosure. OREO is carried the lower of the recorded investment in the loan or the fair value of the real estate, less estimated costs to sell. At June 30, 2003 we did not hold any properties in OREO. By comparison, at December 31, 2002 we held only one property valued at $22 thousand.

Other Assets

Other Assets are comprised of Premises and Equipment, Bank Owned Life Insurance, Goodwill, Other Intangible Assets and Other Assets. The following table summarizes the change in Other Assets between December 31, 2002 and June 30, 2003:

Table of Other Assets:

    -------------------------------------------------------------------
         Dollars in Thousands        June 30,     December 31,   Change
                                       2003          2002
    -------------------------------------------------------------------
    Premises and Equipment            $5,703        $5,954        ($251)
    -------------------------------------------------------------------
    Bank Owned Life Insurance         14,101        13,766         $335
    -------------------------------------------------------------------
    Goodwill                           2,682         2,682            -
    -------------------------------------------------------------------
    Intangible Assets, Net               520           576         ($56)
    -------------------------------------------------------------------
    Other Assets                       9,168         9,838        ($670)
    -------------------------------------------------------------------
          Total Other Assets         $32,174       $32,816         (642)
    -------------------------------------------------------------------

Bank-Owned Life Insurance. The cash surrender value of the life insurance at June 30, 2003 was $14.1 million, compared to $13.8 million at December 31, 2002. The increase is attributable to an increase in the cash surrender value of the policies between the periods totaling $335 thousand. The policies are issued by five different life insurance companies

Goodwill and Other Intangible Assets. In February 2002 we acquired a branch in the City of Norwich, New York from a regional competitor. We acquired $34.3 million in deposit liabilities and $3.2 million in loan assets. We recorded $1.877 million in goodwill and $285 thousand in core deposit intangible in conjunction with the branch acquisition. No impairment of the Goodwill was deemed necessary during the six-month period ended June 30, 2003. The core deposit intangible is being amortized over 5 years. See Note 6 of the Financial Statements provided in Item 13 of this document for further explanation.

Composition of Liabilities

Deposits. Deposits are our primary funding source. At June 30, 2003 deposits represented 87.7% of our total liabilities, compared to, 84.9% at December 31, 2002. Total deposits increased by $33.8 million during the six-month period ended June 30, 2003, from $549.1 million at December 31, 2002 to $582.9 million at June 30, 2003. Approximately, $14.4 million of the growth occurred in personal savings, NOW, Money Market accounts, and $7.6 million in certificates of deposit (under $100,000). Management believes that individuals are placing their investable funds in bank deposit accounts because of a perception that bond and equity investment opportunities are limited. The certificates of deposit portfolio (greater than $100,000) increased by $8.2 million, from $82.2 million at December 31, 2002 to $90.4 million at June 30, 2003. The balance of this portfolio can fluctuate significantly from day to day, because the portfolio is heavily weighted in short-term (less than 1-year) certificates of deposit held by local municipalities and / or New York State government agencies. Upon maturity of the deposit the funds are either subject to a bid process or transferred out of the certificate to meet other obligations of the municipality or agency.

Foreign Deposits in Domestic Offices. At June 30, 2003 we held $14.0 million of deposits from foreign depositors. This compares to $13.8 million at December 31, 2002. The substantial majority of these deposit relationships were acquired during 1994 when we purchased certain assets and all of the deposit liabilities from the First National Bank of Downsville.

Borrowings. Total borrowings decreased by $12.2 million during the six-month period ended June 30, 2003, from $86.6 million at December 31, 2002 to $74.4 million at June 30, 2003. The decrease in borrowed funds is the result of a few factors. In January 2003 we paid-off an $8.0 maturing FHLBNY advance. Additionally, during June 2003 we paid-off a $1.5 million FHLBNY advance, which was originally borrowed during January 2001 to purchase an equal amount of FDIC-insured certificates of deposit. The remaining amount of the decrease in total borrowings is the result of the principal reduction on amortizing FHLBNY advances and slight reductions in securities sold under agreements to repurchase and treasury, tax & loan notes held for the benefit of the U.S. Treasury Department. At June 30, 2003 borrowed funds represented 11.2% of our total liabilities, compared to 13.4% at December 31, 2002. See Note 8 of the Financial Statements contained in Item 13 of this document for additional detail on our borrowings.

ii. Comparison of Financial Condition at December 31, 2002 and December 31, 2001

              Please refer to the Consolidated Financial Statements
                     presented in Item 13 of this document.

Total Assets

The Company's Total Assets increased by $83.4 million or 13.3% during the period from $626.8 million in 2001 to $710.2 million in 2002. The increase in Total Assets can be primarily attributed to a significant growth in deposits and other borrowings and the subsequent investment of those funds into loans and investment securities. The factors contributing to the growth in deposits are discussed in the composition of liabilities section below.

At December 31, 2002 total loans outstanding as a percent of total assets equaled 50.5%. By comparison total loans outstanding as a percent of total assets equaled 52.6% at December 31, 2001. The decline in this ratio can be primarily attributed to the substantial increase in deposits and borrowed funds during 2002 with only a modest growth in loans.

Investment Securities

The substantial majority of deposits gathered and acquired during 2002 were invested in the Bank's investment securities portfolios, which consists of both available-for-sale and held-to-maturity securities. The investment securities portfolio totaled $234.7 million at December 31, 2001, as compared to, $277.4 million at December 31, 2002, a $42.7 million or 18.2% increase.

The following table summarizes our investment portfolio for the periods indicated.

Summary of Investment Securities:

                                                                At December 31
                                   ---------------------------------------------------------------------------
                                            2002                      2001                      2000
                                   ---------------------------------------------------------------------------
                                   Amortized    Estimated    Amortized    Estimated    Amortized    Estimated
                                     Cost       Fair Value     Cost       Fair Value     Cost       Fair Value
                                   ---------------------------------------------------------------------------
                                                                 (In thousands)

Available-for-sale:

U.S. Treasury and obligations
of U.S. Government corporations
and agencies                       $  18,265    $  18,469    $  16,795    $  17,001    $  16,990    $  16,990

Obligations of States and
Political Subdivisions
(Municipal Bonds)                     38,172       39,629       39,754       39,654       14,803       14,568

Mortgage - Backed Securities         142,983      146,574       94,082       94,596       76,231       75,848

Corporate Bonds                       23,171       24,816       32,538       32,780           --           --

Equity securities                      4,963        5,054        4,676        4,681        3,854        3,923
                                   ---------    ---------    ---------    ---------    ---------    ---------
   Total available-for-sale        $ 227,554    $ 234,542    $ 187,845    $ 188,712    $ 111,878    $ 111,329
                                   ---------    ---------    ---------    ---------    ---------    ---------

Held-to-maturity:

Obligations of States and
Political Subdivisions
(Municipal Bonds)                  $   3,230    $   3,231    $   3,712    $   3,381    $  34,287    $  34,204

Mortgage-Backed Securities            39,607       40,721       42,305       43,019       40,601       40,355
                                   ---------    ---------    ---------    ---------    ---------    ---------
   Total held-to-maturity          $  42,837    $  43,952    $  46,017    $  46,400    $  74,888    $  74,559
                                   ---------    ---------    ---------    ---------    ---------    ---------

The estimated fair value of the Bank's investment portfolio is largely dependent upon the interest rate environment at the time the market price is determined. As interest rates decline the estimated fair value of bonds generally increase, and conversely, as interest rates increase the estimated fair value of bonds generally decrease. At December 31, 2002 the net unrealized gain on the investment securities portfolio was $7.0 million versus $0.9 million at December 31, 2001 an increase of $6.1 million. The increase in unrealized gain can be primarily attributed to a decline in interest rates between December 31, 2001 and December 31, 2002.

The substantial majority of the available-for-sale investment securities purchased during 2002 were mortgage pass through securities and collateralized mortgage obligations (collectively mortgage backed securities) issued by GinnieMae, FannieMae, and FreddieMac. Pass-through securities provide us with monthly payments of principal and interest pursuant to the contractual obligations of the underlying mortgages. Collateralized mortgage obligations ("CMOs") separate the repayments into two or more components (tranches), where each tranche has a separate estimated life and yield and time period in which principal and interest payments will be received. The amortized cost of the available-for-sale mortgage-backed securities at December 31, 2001 was $94.1 million versus $143.0 at December 31, 2002, a $48.9 million or 52.0% increase.

At December 31, 2002 and December 31, 2001, respectively 99.6% and 99.7% of securities held in the investment portfolio were rated "A" or better by Moodys credit rating service; 86.6% and 80.6% were rated AAA respectively.

The following table sets forth information regarding the carrying value, weighted average yields and anticipated principal repayments of the Bank's investment securities portfolio as of December 31, 2002. All amortizing security principal payments, including CMO's and mortgage pass-through securities, are included based on their expected average lives. Callable securities, primarily callable agency securities and municipal bonds, are assumed to mature at the date in which management believes the bond will be called. Available-for-sale securities are shown at fair value. Held-to-maturity securities are shown at their amortized cost. The yields on debt securities shown in the table below are calculated by dividing annual interest, including accretion of discounts and amortization of premiums, by the amortized cost of the securities at December 31, 2002. Yields on obligations of states and municipalities exempt from federal taxation were not tax-effected.

Investment Securities Maturity Table:

                                                         At December 31, 2002
                            ------------------------------------------------------------------------------------------------------
                            In One Year or Less    After One Year    After Five Years
                                                 through Five Years  through Ten Years      After Ten Years          Total
                            ------------------------------------------------------------------------------------------------------
                                      Weighted             Weighted            Weighted              Weighted             Weighted
                            Carrying  Average    Carrying  Average   Carrying  Average     Carrying  Average    Carrying  Average
 Dollars in Thousands        Value     Yield      Value     Yield     Value     Yield       Value     Yield      Value     Yield
                            ------------------------------------------------------------------------------------------------------

U.S Treasury and federal
agency securities           $ 16,390    4.75%    $  2,078    5.31%    $     --    0.00%    $     --    0.00%    $ 18,468    4.81%

Municpal obligations        $  5,490    4.97%    $ 21,357    4.43%    $ 14,870    4.73%    $  1,143    4.94%    $ 42,860    4.62%

Mortgage-backed securities  $ 53,422    5.84%    $129,051    6.03%    $  3,708    5.50%    $     --    0.00%    $186,181    5.96%

Corporate securities        $  2,032    6.95%    $ 13,342    7.00%    $  9,442    6.73%    $     --    0.00%    $ 24,816    6.89%
                            ------------------------------------------------------------------------------------------------------
   Total securities (1)     $ 77,334    5.58%    $165,828    5.89%    $ 28,020   16.96%    $  1,143    4.94%    $272,325    5.76%
                            ======================================================================================================

(1) This table excludes other equity securities totaling $5.054 million at December 31, 2002.

At December 31, 2002 and 2001 respectively, the weighted average maturity for all debt securities was 2.5 and 4.4 years. The shorter average maturity of the portfolio at December 31, 2002 is due to an increased level of prepayments on mortgage-backed securities and an increase in the number and amount of municipal securities likely to be called. Decreased borrowing costs for consumers, homeowners and municipalities have triggered substantial refinancing activity.

At December 31, 2002 we also held equity securities with estimated fair values totaling $5.1 million including: $135 thousand of Federal Reserve Bank of New York stock, $3.678 million in Federal Home Loan Bank of New York stock, $511 thousand equity interest in a Small Business Investment Company, Meridian Venture Partners II, L.P, $50 thousand in a money market mutual fund, $36 thousand in New York Business Development Corp. stock, and $546 thousand of common stock of other banking institutions.

Interest Bearing Bank Balances and Federal Funds Sold

In the normal course of business we sell and purchase Federal Funds to and from other banks to meet our daily liquidity needs. Because the funds are generally an unsecured obligation of the counter party, we only sell Federal Funds to well-capitalized banks that carry strong credit ratings. Throughout 2002 we targeted and maintained a daily Federal Fund sold position of between $5.0 and $20.0 million, with a daily average for the year of $12.0 million.

During 2002, we maintained a portfolio of FDIC-insured certificates of deposit with other banks headquartered throughout the United States. At December 31, 2002 this portfolio was $16.0 million versus $18.2 million at December 31, 2001. The following maturity schedule summarizes the certificate of deposit portfolio as of December 31, 2002.

Table of Maturing Certificate of Deposit Investments:

                                                  Maturity
                                       ---------------------------------
                                                 After One
                                       In One      Year
                                       Year or    through     After Five
      Dollars in Thousands              Less     Five Years     Years     Total
--------------------------------------------------------------------------------

FDIC Insured Certificates of Deposit   $ 7,995    $ 7,998      $   --    $15,993

These certificates of deposits were funded by Federal Home Loan Bank of New York advances of the same amount with nearly identical maturity terms. The cost of the borrowings are 0.70 - 0.75% below the yield on the like maturity certificates of deposit.

Loan Portfolio

General. The Bank's loan portfolio increased by $28.8 million or 8.7% between 2001 and 2002. At December 31, 2002 the total loans outstanding were $358.3 million, as compared to, $329.5 million at December 31, 2001. A substantial portion of the loan growth was the result of increased loan volumes originated by the Bank's Binghamton, N.Y. representative loan production office. At December 31, 2001 the total outstanding loans originated and serviced by the Binghamton office was $8.9 million. By December 31, 2002 this increased to $28.4 million, a $19.5 million increase. Substantially all of the loans originated by the Binghamton office are for commercial or commercial real estate purposes.

The following table summarizes the composition of our loan portfolio over the prior five-year period.

Distribution of Loans Table:

                                                                     At December 31,
                           -----------------------------------------------------------------------------------------------------
                                 2002                 2001                 2000                 1999                 1998
                           -----------------------------------------------------------------------------------------------------
                           Amount    Percent    Amount    Percent    Amount    Percent    Amount    Percent    Amount    Percent
                           -----------------------------------------------------------------------------------------------------
(Dollars in thousands)
Agrilcultural                2,439      0.7%      2,020      0.6%      2,412      0.7%      2,627      0.8%      4,053      1.3%
Residential real estate    125,464     35.0%    125,510     38.1%    130,003     40.0%    137,310     42.4%    142,510     46.9%
Commercial real estate     104,967     29.3%     87,268     26.5%     76,860     23.7%     75,110     23.1%     62,337     20.5%
Commercial                  63,156     17.6%     51,137     15.5%     48,534     14.9%     46,129     14.2%     40,750     13.4%
Consumer                    62,269     17.4%     63,609     19.3%     66,949     20.6%     62,404     20.6%     53,973     17.8%
                           -----------------------------------------------------------------------------------------------------
      Total loans          358,295    100.0%    329,544    100.0%    324,758    100.0%    323,580    100.0%    303,623    100.0%
                           -----------------------------------------------------------------------------------------------------
                                      =====                =====                =====                =====                =====

Less:
Allowance for loan
losses                      (5,392)              (4,476)              (4,003)              (3,998)              (3,458)
                           -------              -------              -------              -------              -------
        Net loans          352,903              325,068              320,755              319,582              300,165
                           =======              =======              =======              =======              =======

During 2002 we continued to grow our commercial and commercial real estate portfolios. On a combined basis, these portfolios represent 46.9% of our loan portfolio at December 31, 2002 compared to 42.0% at December 31, 2001. Loans outstanding for the combined portfolios total $168.1 million at December 31, 2002 compared to $138.4 million at December 31, 2001. The growth in these portfolios is the result of opening the Binghamton office and seeking business loans outside our primary five county market area.

During 2002 the residential real estate loan portfolio remained relatively flat. Growth in the Bank's home equity line of credit of $6.1 million was offset by an equal reduction in one-to-four family residential mortgages. The residential real estate mortgage portfolio decreased as an increased number of customers refinanced their primary residences with other financial institutions as the interest rates charged for mortgages declined throughout 2002. The Bank's management chose not to lower its 15 and 30-year fixed rate mortgage rates to match competition during this period of historically low interest rates. Conversely, our home equity line of credit product volumes increased because we improved the competitiveness of the product during 2002 by lowering the variable interest rate charged and waiving the closing fees for the borrower. Although residential real estate loan balances have declined over the last 5-years, it remains an important component of our business. At December 31, 2002 the residential real estate portfolio represents 35.0% of loans outstanding. At December 31, 2001 it represented 38.1% of our portfolio.

The bank's consumer loan portfolio is primarily comprised of loans that were made for the purchase of new or used automobiles. At December 31, 2002, $45.0 million or 72.2% of our consumer loans were made for the purchase of a new or used automobile. Our consumer portfolio did not grow from December 31, 2001 to December 31, 2002 because of increased competition. National finance companies such as GMAC and Ford Motor Credit maintained aggressive new car financing programs throughout 2002, providing significant incentive for consumers to purchase new vehicles with financing obtained through the captive companies.

The following table sets forth the amount of loans maturing and repricing in our portfolio. The full principal amount outstanding of adjustable rate loans are included in the period in which the interest rate is next scheduled to adjust. Similarly, the full principal amount outstanding of fixed-rate loans are shown based on their final maturity date. The full principal amount outstanding of demand loans without a repayment schedule and no stated maturity, financed accounts receivable, and overdrafts are reported as due within one year. The table has not been adjusted for scheduled principal payments nor anticipated principal pre-payments.

Maturity and Repricing of Loans Table

                                              One         More
                              Within One    Through       Than
                               Year (1)    Five Years   Five Years     Total
                              ------------------------------------------------
Agricultural                   $    652     $  1,051     $    736     $  2,439

Residential real estate (1)    $ 50,222     $  3,990     $ 71,252     $125,464

Commercial real estate         $ 59,248     $ 14,997     $ 30,722     $104,967

Commercial                     $ 38,455     $ 14,948     $  9,753     $ 63,156

Consumer                       $ 11,063     $ 43,894     $  7,312     $ 62,269
                              ------------------------------------------------
   Total loans receivable      $159,640     $ 78,880     $119,775     $358,295
                              ================================================

(1)   Includes Home Equity Loans

Table of Fixed and Adjustable Rate Loans:

                                    Due After December 31, 2003
                              ----------------------------------------
                               Fixed         Adjustable        Total
                              ----------------------------------------
Agricultural                  $    841        $    946        $  1,787
Residential real estate       $ 73,627        $ 45,786        $119,413
Commercial real estate        $ 49,676        $ 45,364        $ 95,040
Commercial                    $ 19,345        $ 22,931        $ 42,276
Consumer                      $ 50,995        $    209        $ 51,204
                              ----------------------------------------
    Total loans               $194,484        $115,236        $309,720
                              ========================================

Commitments and Lines of Credit. Standby letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Since most of the letters of credit are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Letters of credit represent extensions of credit, but are not recorded on the balance sheet because the commitments were not funded at period-end. As of December 31, 2002 and 2001 the total contingent liability for standby letters of credit totaled $5.8 million. At December 31, 2002 and December 31, 2001 the fair value of the standby letters of credit was not material.

In addition to standby letters of credit, we have issued lines of credit to our customers. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. These include home equity lines of credit, commitments for residential and commercial construction loans, and other personal and commercial lines of credit. At December 31, 2002 and December 31, 2001 respectively, we had outstanding unfunded loan commitments of $41.2 and $42.1 million. Our experience shows that these unfunded commitments do not fluctuate significantly from month to month.

Asset Quality and Risk Elements

General. One of our key objectives is to maintain strong credit quality of the bank's loan portfolio. The following narrative provides you with summary information and our experience regarding the quality and risk elements of our loan portfolio.

Delinquent Loans. At December 31, 2002 we had $5.081 million of loans that were 30 or more days past due (excluding loans placed on non-accrual status). This equals 1.42% of total loans outstanding. By comparison, at December 31, 2002 we had $6.201 million of loans 30 or more days past due (excluding loans placed on non-accrual status), or 1.88% of loans outstanding. These levels are greater than comparable peer banks throughout the United States.

Non-accrual, Past Due and Restructured Loans. Total non-performing loans were relatively unchanged over each of the last two years totaling between $3.1 - 3.3 million. Specifically, non-performing loans totaled $3.1 million or 0.88% of total loans outstanding at December 31, 2002 compared with $3.3 million or 1.00% of total loans outstanding at December 31, 2001. At December 31, 2002, $2.034 million of the non-performing loans were on non-accrual status, $717 thousand were 90+ days past due and still accruing, and $387 thousand were Troubled Debt Restructured Loans. Comparable totals for the period ended December 31, 2001 consist of $2.090 million of loans on non-accrual status, $329 thousand 90+ days past due and still accruing, and $861 thousand of Troubled Debt Restructured Loans.

At December 31, 2002, $1.630 million or 80% of the non-accrual loans outstanding were to two large commercial borrowers.

Potential Problem Loans. In addition to non-performing loans, we have identified through normal credit review procedures, $7.493 million of potential problem loans at December 31, 2002. By comparison, at December 31, 2001 potential problem loans totaled $10.439 million. Potential problem loans are loans that are currently performing, but where known information about possible credit problems of the related borrowers causes management to have doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in disclosure of such loans as non-performing at some time in the future. Potential problem loans are typically loans that are performing but are classified by the Company's loan rating system as "substandard." Management cannot predict the extent to which economic conditions worsen or other factors, which may impact borrowers and the potential problem loans. Accordingly, there can be no assurance that other loans will not become 90-days or more past due, be placed on non-accrual status, become restructured, or require increased allowance coverage and provision for loan losses.

Loan Concentrations. At December 31, 2002 we had outstanding $29.3 million of loans to borrowers who operate in the hotel / motel industry. The hotel / motel properties that we finance are geographically dispersed throughout our market area and the broader statewide region. The bank's Board of Directors has established a specific exposure guideline for this industry at 50% of the Bank's total equity capital. At December 31, 2002 we also held $22.4 million of commercial rental properties. The portfolio is comprised of a diverse group of properties and borrowers. The average loan size for each of these borrowings is approximately $335 thousand with only five loans in excess of $1.0 million.

Summary of Loss Experience (Charge-Offs) and Allowance for Loan Losses. The allowance for loan losses increased from $4.5 million at December 31, 2001 to $5.4 million at December 31, 2002, an increase of $0.9 million. The allowance for loan losses increased for the second straight year because the provision for loan losses exceeded net charge-offs. In 2002 the provision for loan losses was $1.9 million compared to net charge-offs of $1.0 million. The allowance for loan losses as a percent of total loans increased during 2002 from 1.36% at December 31, 2001 to 1.50% at December 31, 2002. In addition, the allowance for loan losses as a percentage of non-performing loans increased from 136% at December 31, 2001 to 172% at December 31, 2002 primarily due to the increase in the allowance for loan losses.

Allocation of the Allowance for Loan Losses. We allocate our allowance for loan losses among the loan categories indicated below primarily for purposes of complying with disclosure requirements of the Securities and Exchange Commission. This allocation should not be interpreted as a projection of (I) likely sources of future charge-offs, (II) likely proportional distribution of future charge-offs among loan categories or (III) likely amounts of future charge-offs. Since management regards the allowance as a general balance and has assigned unallocated values to categories in the table primarily for purposes of compliance with the disclosure requirements, the amounts presented do not represent the total balance available to absorb future charge-offs that might occur within the designated categories.

Subject to the qualifications noted above, an allocation of the allowance for loan losses by principal classification and the proportion of the related loan balance represented by the allocation is presented below for the periods indicated.

Loan Loss Summary Allocation Table:

                                                                    At December 31,
                       ------------------------------------------------------------------------------------------------------------
                              2002                  2001                  2000                  1999                  1998
                       ------------------------------------------------------------------------------------------------------------
Dollars in Thousands             Percent of            Percent of            Percent of            Percent of            Percent of
                                  Loans in              Loans in              Loans in              Loans in              Loans in
                       Amount of    Each     Amount of    Each     Amount of    Each     Amount of    Each     Amount of    Each
                       Allowance  Category   Allowance  Category   Allowance  Category   Allowance  Category   Allowance  Category
                       for Loan   to Total   for Loan   to Total   for Loan   to Total   for Loan   to Total   for Loan   to Total
                        Losses      Loans     Losses      Loans     Losses      Loans     Losses      Loans     Losses      Loans
                       ------------------------------------------------------------------------------------------------------------
Agricultural            $   48       0.89%    $   34       0.76%    $   45       1.12%    $   54       1.35%        63       1.82%
Residential real
estate                  $  718      13.32%    $  598      13.36%    $  639      15.96%    $  483      12.08%       795      22.99%
Commercial real estate  $2,051      38.04%    $1,461      32.64%    $1,447      36.15%    $1,536      38.42%       980      28.34%
Commercial              $1,234      22.89%    $  857      19.15%    $  914      22.83%    $  944      23.61%       641      18.54%
Consumer                $1,017      18.86%    $  982      21.94%    $  689      17.21%    $  607      15.18%       574      16.60%
Unallocated             $  324       6.01%    $  544      12.15%    $  269       6.72%    $  374       9.35%    $  405      11.71%
                       ------------------------------------------------------------------------------------------------------------
     Total              $5,392     100.00%    $4,476     100.00%    $4,003     100.00%    $3,998     100.00%     3,458     100.00%
                       ============================================================================================================

Other Real Estate Owned ("OREO") and Repossessed Assets. At December 31, 2002 OREO totaled $22 thousand, representing 1 foreclosed single-family residence. By comparison at December 31, 2001 we held 5 properties in OREO totaling $973 thousand. The largest OREO property, a multi-family apartment building, was sold during the fourth quarter for $600 thousand. The carrying value of the property at the time of sale was $763 thousand, netting a before tax loss on the sale of $163 thousand.

Other Assets

Other Assets are comprised of Premises and Equipment, Bank Owned Life Insurance, Goodwill, Other Intangible Assets and Other Assets. The following table summarizes the change in Other Assets between December 31, 2001 and December 31, 2002:

Table of Other Assets:

-----------------------------------------------------------------
Dollars in Thousands                At December 31,
-----------------------------------------------------------------
                                   2002        2001        Change
-----------------------------------------------------------------
Premises and Equipment            $5,954      $5,735         $219
-----------------------------------------------------------------
Bank Owned Life Insurance         13,766      10,164        3,602
-----------------------------------------------------------------
Goodwill                           2,682         805        1,877
-----------------------------------------------------------------
Intangible Assets, Net               576         398          178
-----------------------------------------------------------------
Other Assets                       9,838       9,510          328
-----------------------------------------------------------------
        Total Other Assets       $32,816     $26,612       $6,204
-----------------------------------------------------------------

Bank-Owned Life Insurance. The value of the life insurance at December 31, 2002 was $13.8 million, compared to $10.2 million at December 31, 2001. The increase is primarily attributable to the increase in the cash surrender value of $0.5 million and additional policy purchases of $3.1 million. The policies are issued by five different life insurance companies

Goodwill and Other Intangible Assets. In February 2002 we acquired a branch in the City of Norwich, New York from a regional competitor. We acquired $34.3 million in deposit liabilities and $3.2 million in loan assets. We recorded $2.162 million of intangible assets as a result of the branch acquisition, $1.877 million in Goodwill and $285 thousand in core deposit intangible. No impairment of the Goodwill was deemed necessary during the year ended December 31, 2002. The core deposit intangible is being amortized over 5 years. See Note 6 of the Financial Statements provided in Item 13 of this document for further explanation.

Composition of Liabilities

Deposits. Deposits are our primary funding source. At December 31, 2002 deposits represented 84.9% of our total liabilities, compared to 86.0% at December 31, 2001. Total deposits increased by $58.1 million during 2002, from $491.0 million at December 31, 2001 to $549.1 million at December 31, 2002. There were two major factors which contributed to our growth in deposits. First, the national equity markets declined substantially during the period causing the consumer with discretionary investment funds to exit the equity markets and place their funds in banks. During the time this was occurring, we began offering a competitive low fee, interest bearing checking ("NOW") account product, the Electronic Money Management Account ("EMMA") that successfully attracted new customers and new deposits. The growth in EMMA balances combined with growth in our already existing "Gold Club" NOW account product resulted in $41.0 million or 74.7% increase in NOW balances from 2001 to 2002. Second, in February 2002 we purchased $34.3 million in branch deposits from a regional competitor. This growth is primarily reflected in Time Account balances.

The following table indicates the amount of our time accounts by time remaining until maturity as of December 31, 2002.

Time Accounts Maturity Table:

                                                                Maturity
                                    -------------------------------------------------------------
     Dollars in Thousands           3 Months or  Over 3 to 6  Over 6 to 12   Over 12
                                        Less        Months       Months      Months       Total
                                    -------------------------------------------------------------

Certificates of Deposit and Other
Time Deposits of $100,000 or more     $ 32,129     $ 15,351     $ 15,896     $ 21,346    $ 84,722

Certificates of Deposit and Other
Time Deposits less than $100,000      $ 31,257     $ 28,401     $ 45,619     $ 75,338    $180,615
                                    -------------------------------------------------------------
Total of time accounts                $ 63,386     $ 43,752     $ 61,515     $ 96,684    $265,337
                                    =============================================================

Foreign Deposits in Domestic Offices. At December 31, 2002 we held $13.8 million of deposits from foreign depositors. This compares to $10.5 million at December 31, 2001. The substantial majority of these deposit relationships were acquired during 1994 when we purchased certain assets and all of the deposit liabilities from the First National Bank of Downsville.

Borrowings. Total borrowings increased by $13.6 million during 2002, from $73.0 million at December 31, 2001 to $86.6 million at December 31, 2002. The net increase in borrowed funds is the result of several factors. In January 2002 we borrowed $3.0 million at FHLBNY to fund a portfolio of fixed-rate residential mortgages originated during 2001. In November 2002 we borrowed $8.0 million at the FHLBNY to replace an $8.0 advance maturing in January 2003. And finally, at December 31, 2002 we were holding $3.0 million of Treasury, Tax & Loan Notes for the benefit of the U.S. Treasury Department, as compared to $522 thousand at December 31, 2001. At December 31, 2002 borrowed funds represented 13.4% of our total liabilities, compared to 12.8% at December 31, 2001.

The following table sets forth information regarding FHLBNY advances and securities sold under agreements to repurchase at the dates and for the periods indicated.

Table of Borrowings:

                                                             December 31,
                                                   --------------------------------
Dollars in Thousands                                 2002        2001        2000
                                                   --------------------------------

FHLBNY Advances:
Maximum month-end balance                          $ 73,550    $ 62,513    $ 50,500
Balance at the end of period                       $ 73,346    $ 62,513    $ 50,500
Average balance                                    $ 67,236    $ 56,100    $ 32,794

Weighted average interest rate at end of period        5.88%       6.11%       6.21%
Weighted average interest rate during period           5.87%       6.12%       6.20%

Securities Sold Under Agreement to Repurchase:
Maximum month-end balance                          $ 13,416    $115,217    $ 21,899
Balance at the end of period                       $ 10,260    $ 10,008    $ 10,671
Average balance                                    $ 11,634    $ 12,209    $ 11,816

Weighted average interest rate at end of period        1.17%       1.73%       4.50%
Weighted average interest rate during period           1.47%       2.98%       4.46%

b. Liquidity

Liquidity describes our ability to meet financial obligations in the normal course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of our customers and to fund the Company's current and planned expenditures. We are committed to maintaining a strong liquidity position. Accordingly, we monitor our liquidity position on a daily basis through our daily funds management process. This includes:

      (i) maintaining the appropriate levels of currency throughout our branch system to meet the daily cash needs of our customers,

      (ii) balancing our mandated deposit or "reserve" requirements at the Federal Reserve Bank of New York,

      (iii) maintaining adequate cash balances at the FHLBNY and other correspondent banks, and

      (iv) assuring adequate levels of Federal Funds sold, liquid assets, and borrowing resources are available to meet obligations including reasonably anticipated daily fluctuations.

In addition to the daily funds management process, we also monitor certain liquidity ratios and complete a liquidity assessment every 90-days to estimate current and future sources and uses of liquidity. The 90-day sources and uses assessment is reviewed by our Asset and Liability Committee. The committee, based on this assessment and other data, determines our future funding or investment needs and strategies. The following list represents the sources of funds available to meet our liquidity requirements. Our primary sources of funds are denoted by an asterick (*).

Source of Funding

      o     Currency*

      o     Federal Reserve and Correspondent Bank Balances*

      o     Federal Funds Sold*

      o     Loan and Investment Principal and Interest Payments*

      o     Investment Security Maturities and Calls*

      o     Demand Deposits & NOW Accounts*

      o     Savings & Money Market Deposits*

      o     Certificates of Deposit and Other Time Deposits*

      o     Repurchase Agreements*

      o     FHLBNY Advances / Line of Credit*

      o     Sale of Available for Sale Investment Securities

      o     Brokered Deposits

      o     Correspondent Lines of Credit

      o     Fed. Reserve Discount Window Borrowings

      o     Sale of Loans

      o     Proceeds from Issuance of Equity Securities

      o     Branch Acquisition

At June 30, 2003, December 31, 2002 and December 31, 2001 we maintained adequate levels of liquidity. The following table summarizes several of our key liquidity measures for the periods stated:

Table of Liquidity Measures:

--------------------------------------------------------------------------------
Liquidity Measure                              June 30,        December 31,
--------------------------------------------------------------------------------
Dollars in Thousands                             2003        2002        2001
--------------------------------------------------------------------------------
Cash and Cash Equivalents                      $ 48,956    $ 47,064    $ 40,378
--------------------------------------------------------------------------------
Available for Sale Investment Securities
at Estimated Fair Value                        $252,998    $234,542    $188,712
--------------------------------------------------------------------------------
Total Loan to Total Asset Ratio                    49.7%       50.5%       52.6%
--------------------------------------------------------------------------------
FHLBNY Remaining Borrowing Capacity            $ 14,637    $ 11,409    $ 27,826
--------------------------------------------------------------------------------
Correspondent Bank Lines of Credit             $ 10,000    $ 10,000    $ 10,000
--------------------------------------------------------------------------------

In addition to the above liquidity measures, at June 30, 2003, December 31, 2002 and 2001 respectively, we had $14.1, $13.8 million and $10.2 million of cash surrender value of Bank Owned Life Insurance. These policies could be terminated and surrendered for cash upon our demand.

In the opinion of management, the Bank's liquidity position was strong in all three periods. A steady improvement in the Bank's liquidity position can be primarily attributed to increases in deposits including the acquisition of the City of Norwich branch in February 2002. As mentioned above total deposits increased steadily in all three periods. Specifically, total deposits increased by $91.9 million between December 31, 2001 and June 30, 2003, while total loans only outstanding increased by $32.9 million for the same period.

Our commitments to extend credit and standby letters of credit remained relatively stable throughout each of the three periods. At June 30, 2003 commitments to extend credit and standby letters of credit totaled $49.8 million. By comparison at December 31, 2002 and December 31, 2001 respectively, commitments to extend credit and standby letters of credit totaled $47.0 million and $47.9 million. Our experience indicates that draws on the commitments to extend credit and standby letters of credit do not fluctuate significantly.

Deposit flows and loan and investment prepayment activity are affected by the level of interest rates, the interest rates and products offered by competitors and other factors. Based on our deposit retention experience, anticipated levels of regional economic activity, particularly moderate levels of loan demand within our primary market area, and current pricing strategies we anticipate that we will have sufficient levels of liquidity to meet our current funding commitments. Also, expected principal payments, principal prepayments, and interest payments from the bank's loan and investment portfolios increased in each period due to a lower interest rate environment and higher levels of mortgage refinancing activity.

c. Capital Resources and Dividends

The maintenance of appropriate capital levels is a management priority. Overall capital adequacy is monitored on an ongoing basis by our management and reviewed regularly by the Board of Directors. The Company's principal capital planning goal is to provide an adequate return to shareholders while retaining a sufficient capital base to provide for future expansion and comply with all regulatory standards.

At June 30, 2003 stockholders' equity was $64.8 million, a $1.6 million or 2.5% increase over December 31, 2002 shareholders' equity of $63.2 million. The slight increase is due to an increase in retained earnings of $2.7 million offset by a $570 thousand reduction in other comprehensive income and a $492 thousand increase in Treasury stock.

Stockholders' equity was $63.2 million at December 31, 2002, an increase of $7.3 million, or 13.1%, from the prior year-end. The increase in shareholders' equity during 2002 primarily reflected $4.3 million of retained earnings and an increase of $3.7 million in other accumulated comprehensive income, partially offset by $0.7 million of periodic repurchases of the Company's common stock.

The Company and the Bank are both subject to regulatory capital guidelines. Under these guidelines, as established by federal bank regulators, to be adequately capitalized the Company and the Bank must both maintain the minimum ratio of "Tier 1" capital to risk-weighted assets at 4.0% and the minimum ratio of total capital to risk-weighted assets of 8.0%. Tier 1 capital is comprised of shareholders' equity less intangible assets and accumulated other comprehensive income. Total capital, for this risk-based capital standard, includes Tier 1 capital plus the Company's allowance for loan losses. Similarly, for the Bank to be considered "well capitalized" it must maintain a Tier 1 capital to risk-weighted assets of 6.0% and a total capital to risk-weighted assets ratio of 10.00%. The Company and the Bank exceeded all capital adequacy and well capitalized guidelines at June 30, 2003, December 31, 2002 and December 31, 2001. Additional details are set forth in Note 13 of the Company's consolidated financial statements located in Item 13 of this document.

The principal source of funds for the payment of shareholder dividends by the Company has been dividends declared and paid to the Company by its subsidiary bank. There are various legal and regulatory limitations applicable to the payment of dividends to the Company by its subsidiaries as well as the payment of dividends by the Company to its shareholders. As of June 30, 2003, under this statutory limitation, the maximum amount that could have been paid by the bank subsidiary to the Company, without special regulatory approval, was approximately $8.7 million. The ability of the Company and the Bank to pay dividends in the future is and will to continue to be influenced by regulatory policies, capital guidelines and applicable laws.

See Item 9 of this document "Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters" for a recent history of the Company's cash dividend payments.

d. Market Risk and Interest Rate Sensitivity

Our business activities generate market risk. Market risk is the possibility that changes in future market conditions, including rates and prices, will reduce earnings and make the Company less valuable. We are primarily exposed to market risk through changes in interest rates. This risk is called Interest Rate Risk and is an inherent component of risk for all banks. The risk occurs because we pay interest on deposits and borrowed funds at varying rates and terms, while receiving interest income on loans and investments with different rates and terms. As a result, our earnings and the market value of assets and liabilities are subject to potentially significant fluctuations as interest rates rise and fall. Our objective is to minimize the fluctuation in Net Interest Margin and Net Interest Income caused by anticipated and unanticipated changes in interest rates.

Ultimately, the Company's Board of Directors is responsible for monitoring and managing market and interest rate risk. The Board accomplishes this objective by annually reviewing and approving an Asset and Liability Management Policy, which establishes broad risk limits and delegates responsibility to carry out asset and liability oversight and control to the Director's Loan and Investment Committee and management's Asset and Liability Committee ("ALCO").

We manage a few different forms of Interest Rate Risk. The first is mismatch risk, which involves the mismatch of maturities of fixed rate assets and liabilities. The second is basis risk. Basis risk is the risk associated with non-correlated changes in different interest rates. For example, we price many of our adjustable rate commercial loans (an asset) using the Prime Rate as a basis, while some of our deposit accounts (a liability) are tied to Treasury security yields. In a given timeframe, the Prime rate might decrease 2% while a particular Treasury might only decrease 1%. If this were to occur, our yield on Prime based commercial loans would decrease by 2%, while the cost of deposits might only decrease by 1% negatively affecting Net Interest Income and Net Interest Margin. The third risk is option risk. Option risk generally appears in the form of prepayment volatility on residential mortgages, commercial and commercial real estate loans, consumer loans, mortgage backed securities, and callable agency or municipal investment securities. The Bank's customers generally have alternative financing sources (or options) to refinance their existing debt obligations with other financial institutions. When interest rates decrease many of these customers exercise this option and refinance at other institutions and prepay their loans with us, forcing us to reinvest the prepaid funds in lower yielding investments and loans. The same type of refinancing activity also accelerates principal payments on mortgage-backed securities held by the Bank. Municipal investment securities and agency securities are issued with specified call dates and call prices and are typically exercised by the issuer when interest rates on comparable maturity securities are lower than the current coupon rate on the security.

Measuring and managing interest rate risk is a dynamic process that the Bank's management must continually perform to meet the objective of maintaining stable Net Interest Income and Net Interest Margin. This means that prior to setting the term or interest rate on loans or deposits, or before purchasing investment securities or borrowing funds, management must understand the impact alternative interest rates will have on the banks interest rate risk profile. This is accomplished through simulation modeling. Simulation modeling is the process of "shocking" the current Balance Sheet under a variety of interest rate scenarios and then measuring the impact of interest rate changes on both projected earnings and the market value of the Bank's equity. The estimates underlying the sensitivity analysis are based on numerous assumptions including, but not limited to: the nature and timing of interest rate changes, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits and, reinvestment / replacement rates on asset and liability cash flows. While assumptions are developed based on available information and current economic and local market conditions, management cannot make any assurances as to the ultimate accuracy of these assumptions including competitive influences and customer behavior. Accordingly, actual results will differ from those predicted by simulation modeling.

The following table shows the projected changes in Net Interest Income from an immediate parallel shift in all market interest rates. The projected changes in Net Interest Income are totals for the 12-month period beginning July 1, 2003 and ending June 30, 2004.

Interest Rate Sensitivity Table:

------------------------------------------------------------------------------
       Interest Rates                       Dollars in Thousands
------------------------------------------------------------------------------
                                                                  Projected
                                                                  Percentage
                             Projected         Projected Dollar   Change in
Interest                     Annualized Net    Change in Net      Net Interest
Rate Shock     Prime Rate    Interest Income   Interest Income    Income
------------------------------------------------------------------------------
-1.00%           3.00%           $24,346            ($991)           (3.91%)
------------------------------------------------------------------------------
No change        4.00%           $25,337               --               --
------------------------------------------------------------------------------
+1.00%           5.00%           $24,224          ($1,113)           (4.39%)
------------------------------------------------------------------------------
+2.00%           6.00%           $23,135          ($2,202)           (8.69%)
------------------------------------------------------------------------------
+3.00%           7.00%           $21,458          ($3,879)          (15.31%)
------------------------------------------------------------------------------

Provided management's prepayment and other assumptions are accurate and assuming management does not take any loan or deposit pricing action as interest rates change, Net Interest Income is projected to decline by $3,879 or 15.31% in an immediate parallel interest rate shock. This is within the Bank's Asset and Liability Policy guideline, which limits the maximum projected negative change in Net Interest Income in a + or - 3.0% change in interest rates to 20.0%.

Management has historically demonstrated that it is capable of adjusting deposit and loan rates and terms in a manner which would reduce the decreases in net interest income provided above. Accordingly, management believes the changes in net interest income provided in the table above reflect the maximum impact an immediate and parallel shock would have on the Bank's net interest income. Additionally, an immediate parallel shift in all interest rates is not likely to occur. Interest rates more typically change in a non-parallel manner over a period of time.

Our strategy for managing interest rate risk is impacted by general market conditions and customer demand. But, generally we try to limit the volume and term of fixed-rate assets and fixed-rate liabilities, so that we can adjust the mix and pricing of assets and liabilities to mitigate Net Interest Income volatility. We also purchase investments for the securities portfolio and structure borrowings from the FHLBNY to counter-balance interest rate risk taken in the loan portfolio. We also offer adjustable rate loan and deposit products that change as interest rates change. Approximately 25% of our Total Assets are invested in adjustable rate loans and investments.

e. Results of Operations

i. Comparison of Operating Results for the Six-Month Periods Ended June 30, 2003 and June 30 2002

              Please refer to the Consolidated Financial Statements
                     presented in Item 13 of this document.

General. Net Income for the six-month period ended June 30, 2003 is $4.688 million. This represents a $142 thousand or 3.1% increase over the $4.546 million of net income earned in the six-month period ended June 30, 2002. Similarly, earnings per share increased from $0.40 for the six-month period ended June 30, 2002 to $0.42 for the six-month period ended June 30, 2003. These improvements are primarily due to an increase in realized gains from the sale of investment securities. During the six-month period ended June 30, 2003, we received proceeds from the sale of available for sale securities totaling $8.8 million and had another $78.9 million of available for sale and held to maturity securities called or matured, netting pre-tax realized gains of $719 thousand. By comparison, during the same six-month period during 2002, we recorded $156 of pre-tax realized gains from the sale, maturity or call of available for sale securities.

The following table summarizes the composition of the Company's assets, the total dollar amount of interest income from average earnings assets and the resultant yields, as well as, the interest expense and rate paid on average interest bearing liabilities. No tax equivalent adjustments were made for tax-exempt assets. The average balances presented are calculated using daily totals and averaging them for the period indicated.

Asset and Yield Summary Table:

                                                            For the Six-Months Ended June 30,
                                        ----------------------------------------------------------------------
                                                        2003                                2002
                                        ----------------------------------------------------------------------
                                          Average     Interest                Average     Interest
                                        Outstanding    Earned     Yield /   Outstanding    Earned     Yield /
                                          Balance      /Paid       Rate       Balance      /Paid       Rate
                                        ----------------------------------------------------------------------
                                                                (Dollars in thousands)
Earning Assets:
   Federal funds sold and interest
bearing deposits                         $  34,668    $     615      3.58%   $  32,186    $     737      4.62%
 Securities (1)                          $ 287,819    $   6,661      4.67%   $ 268,611    $   6,818      5.12%
 Loans, Net (2)                          $ 356,060    $  12,531      7.10%   $ 330,452    $  13,278      8.10%
                                        ----------------------------------------------------------------------
 Total earning assets                    $ 678,547    $  19,807      5.89%   $ 631,249    $  20,833      6.66%

 Non-earning assets                      $  43,855                           $  40,828
                                         ---------                           ---------
 Total assets                            $ 722,402                           $ 672,077
                                         =========                           =========

Liabilities:
 Savings accounts                        $  86,878    $     444      1.03%   $  77,714    $     572      1.48%
 Money market accounts                   $  30,430    $     162      1.07%   $  39,702    $     309      1.57%
 NOW accounts                            $ 119,356    $     754      1.27%   $  84,457    $     775      1.85%
 Time accounts                           $ 280,669    $   4,265      3.06%   $ 275,675    $   5,099      3.73%
 Borrowings                              $  77,902    $   1,781      4.61%   $  79,492    $   2,056      5.22%
                                         ----------------------              ----------------------
 Total interest bearing liabilities      $ 595,235    $   7,406      2.51%   $ 557,040    $   8,811      3.19%

 Non-interest bearing deposits           $  54,185                           $  51,096
   Other non-interest bearing
liabilities                              $   8,907                           $   6,962
                                         ---------                           ---------
 Total liabilities                       $ 658,327                           $ 615,098
 Shareholder's equity                    $  64,075                           $  56,979
                                         ---------                           ---------
 Total liabilities and
shareholder's equity                     $ 722,402                           $ 672,077
                                         =========                           =========

 Net interest income                                  $  12,401                           $  12,022
                                                      =========                           =========

 Net interest rate spread (3)                                        3.38%                               3.47%
                                                                  =======                             =======

 Net earning assets                      $  83,312                           $  74,209
                                         =========                           =========

Net interest margin (4)                                              3.69%                               3.84%
                                                                  =======                             =======

Ratio of earning assets to
 interest bearing liabilities               114.00%                             113.32%
                                         =========                           =========


(1) Securities are shown at average amortized cost with net unrealized gains or losses on securities available-for-sale included as a component of nonearning assets.

(2) Average net loans equal average total loans less the average allowance for loan losses. However, for purposes of these computations, non-accrual loans are included in average loan balances outstanding. The interest collected thereon is included in interest income based upon the characteristics of the related loans.

(3) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(4) The net interest margin, also known as the net yield on average interest-bearing assets, represents net interest income as a percentage of average interest-earning assets.

Net Interest Income. Net interest income increased from $12.022 million for the six-month period ended June 30, 2002 to $12.401 million for the six-month period ended June 30, 2003. This represents a $379 thousand or 3.2% increase. By comparison net interest margin declined from 3.84% for the six-month period ended June 30, 2002 to 3.69% for the six-month period ended June 30, 2003. The improvement in net interest income can be primarily attributed to a $47.3 million increase in average earning assets between the two periods. The decrease in net interest margin is the result of rapidly declining earning assets yields. Our earning asset yields declined for the six-month period ended June 30, 2003, as compared to the six-month period ended June 30, 2002, primarily because of
(i) increased levels of loan refinancing activity, (ii) the decrease in the Prime and target Federal Funds rate, and (iii) a decrease in the 1-year constant maturity Treasury rate. Specifically, average earning asset yields decreased from 6.66% for the six-month period ended June 30, 2002 to 5.89% for the six-month period ended June 30, 2003. While earning asset yields decreased, management was only able to decrease the cost of interest-bearing liabilities from 3.19% for the six-month period ended June 30, 2002 to 2.51% for the six-month period ended June 30, 2003. Deposit interest rates had come increasingly closer to the 0% "floor" rate between periods. Accordingly, management's options to reduce interest expense declined as interest rates decreased. The faster reduction in the yield on earning assets as compared with the reductions in the rate paid on interest-bearing liabilities may continue prospectively in the next few quarters.

The national average mortgage contract rate declined steadily from June 2002 through June 2003 as the Bank's competitors steadily decreased their 15-year and 30-year fixed rate mortgage rates (see interest rate table below). This prompted increased levels of residential mortgage refinancing activity, which, in turn, decreased both average yield and volume of our residential mortgage portfolio. More specifically, our management chose not to lower the Bank's 15-year and 30-year residential mortgage rates to the levels of our competitors throughout the last six-months of 2002 and the first six-months of 2003 to mitigate interest rate risk. Accordingly, many of our residential mortgage borrowers refinanced their loans with competitors. This resulted in a decrease in the outstanding loans in the Bank's residential mortgage portfolio. It also lowered the average yield on the residential mortgage portfolio as prepaid mortgage loans were replaced by new mortgage loans at lower interest rates.

Interest Rate Table:

---------------------------------------------------------------------------------------------------------
            Interest Rates*                      2003                       2002              Change June
                                           -------------------------------------------------  2002 - June
                                           June      March     December   September    June       2003
---------------------------------------------------------------------------------------------------------
Target Federal Funds Rate                  1.00%     1.25%      1.25%       1.75%      1.75%     -0.75%
---------------------------------------------------------------------------------------------------------
NYC Prime                                  4.00%     4.25%      4.25%       4.75%      4.75%     -0.75%
---------------------------------------------------------------------------------------------------------
90 Day Treasury Bill                       0.81%     1.10%      1.18%       1.44%      1.66%     -0.85%
---------------------------------------------------------------------------------------------------------
6 Month Treasury Bill                      0.82%     1.10%      1.21%       1.43%      1.68%     -0.86%
---------------------------------------------------------------------------------------------------------
1 Year Treasury Note                       0.84%     1.16%      1.20%       1.47%      1.92%     -1.08%
---------------------------------------------------------------------------------------------------------
2 Year Treasury Note                       1.10%     1.49%      1.59%       1.73%      2.75%     -1.65%
---------------------------------------------------------------------------------------------------------
3 Year Treasury Note                       1.40%     1.86%      1.94%       2.13%      3.30%     -1.90%
---------------------------------------------------------------------------------------------------------
4 Year Treasury Note                       1.79%     2.36%      2.37%       2.46%      3.70%     -1.91%
---------------------------------------------------------------------------------------------------------
5 Year Treasury Note                       2.16%     2.73%      2.71%       2.72%      3.99%     -1.83%
---------------------------------------------------------------------------------------------------------
7 Year Treasury Note                       2.67%     3.33%      3.21%       3.28%      4.41%     -1.74%
---------------------------------------------------------------------------------------------------------
10 Year Treasury Note                      3.27%     3.82%      3.79%       3.68%      4.73%     -1.46%
---------------------------------------------------------------------------------------------------------
15 Year Treasury Note                      3.89%     4.45%      4.48%       4.47%      5.34%     -1.45%
---------------------------------------------------------------------------------------------------------
30 Year Treasury Note                      4.35%     4.84%      4.76%       4.78%      5.13%     -0.78%
---------------------------------------------------------------------------------------------------------
Federal Housing Finance Board National     5.68%     5.88%      6.03%       6.32%      6.62%     -0.94%
Avg. Mortgage Contract Rate
---------------------------------------------------------------------------------------------------------

* The above interest rates are provided to us by a third party vendor on a bi-weekly basis. The interest rates provided in the table are obtained from the report nearest to the month-end. The Federal Housing Finance Board national average mortgage contract rate is presented with a one-month lag.

Additionally, throughout the 1-year period preceding June 30, 2003 the 1-year constant maturity Treasury interest rate declined. This rate serves as the base rate for the Bank's adjustable rate residential mortgage portfolio, which totaled $33.3 million and $26.3 million at June 30, 2002 and June 30, 2003 respectively. And finally, the balance of home equity lines-of-credit increased during the period, from $8.9 million at June 30, 2002 to $15.4 million at June 30, 2003. These adjustable lines-of-credits are tied to the New York City Prime rate, which declined by 0.75%, from 4.75% at June 30, 2002 to 4.00% at June 30, 2003.

Like the residential mortgage portfolio yield, the average yield on our commercial real estate and commercial loan portfolios decreased steadily throughout the 1-year period preceding June 30, 2003. Commercial and commercial real estate borrowers renegotiated their existing fixed and adjustable rate loans as interest rates declined. Additionally, yields on commercial loans and lines-of-credit based on the Prime rate declined as the Prime interest rate decreased. This resulted in lower average portfolio yields in the six-month period ended June 30, 2003, as compared to the six-month period ended June 30, 2002.

Consumer loan yields also decreased steadily throughout the 1-year period preceding June 30, 2003. As existing loans were repaid they were replaced by new loans at lower rates of interest.

The average yield on the investment portfolio also decreased. Specifically, the investment securities portfolio decreased from 5.12% for the six-month period ended June 30, 2002 to 4.67% for the six-month period ended June 30, 2003.

Increased levels of mortgage refinancing activity accelerated prepayments on our mortgage backed securities requiring that we reinvest the maturing principal dollars at lower market yields. Additionally, the increased prepayment levels also required us to increase amortization expense on investment securities being held with "premiums," i.e., securities with amortized book values exceeding par value, thereby decreasing interest income and average yield.

The yield on the federal funds sold and interest-bearing liabilities at other banks decreased from 4.62% for the period ended June 30, 2002 to 3.58% for the period ended June 30, 2003. This is primarily attributable to the Federal Open Market Committee lowering its target Federal Funds rate from 1.75% at June 30, 2002 to 1.00% at June 30, 2003.

The cost of total interest-bearing liabilities declined from 3.19% for the six-month period ended June 30, 2002 to 2.51% for the six-month period ended June 30, 2003. We, along with other banks and competitors, dropped deposit rates significantly throughout the last six months of 2002 and the first six months of 2003 to offset a general decline in interest rates, and in turn, asset yields. Management, however, found it increasingly difficult in the first six months of 2003 to lower interest rates paid on deposits further as many of the Bank's non-maturity deposit accounts, such as savings and interest-bearing checking accounts, were already near an interest rate floor of 0%.

Rate and Volume Analysis. Net interest income increased by $379 thousand from $12.022 million for the six-month period ended June 30, 2002 to $12.401 million for the six-month period ended June 30, 2003. This increase can be primarily attributed to an increase in the volume of earning assets. Changes in volume increased net interest income by $1.126 million between the two periods, while changes in rate decreased net interest income by $747 thousand.

The following table presents changes in interest income and interest expense attributable to changes in volume (change in average balance multiplied by prior year rate), changes in rate (change in rate multiplied by prior year volume), and the net change in net interest income. The net change attributable to the combined impact of volume and rate has been allocated to each in proportion to the absolute dollar amount of change. The table has not been adjusted for tax-exempt interest.

Rate and Volume Table:

                                            Six Months Ended June 30,
                                       ----------------------------------
                                                 2003 vs. 2002
                                       ----------------------------------
                                         Rate        Volume       Total
                                       ----------------------------------
                                                    (In thousands)

Earning assets:
   Federal funds sold and
  interest-bearing deposits            $  (166)     $    44      $  (122)
  Securities                           $  (602)     $   445      $  (157)
  Loans                                $(1,648)     $   901      $  (747)
                                       ----------------------------------
             Total earning assets      $(2,416)     $ 1,390      $(1,026)
                                       ----------------------------------

Interest bearing liabilities:
  Savings accounts                     $   175      $   (47)     $   128
  Money market accounts                $    98      $    49      $   147
  NOW accounts                         $   241      $  (220)     $    21
  Time accounts                        $   916      $   (82)     $   834
  Borrowings                           $   239      $    36      $   275
                                       ----------------------------------
Total interest bearing liabilities     $ 1,669      $  (264)     $ 1,405
                                       ----------------------------------

Change in net interest income          $  (747)     $ 1,126      $   379
                                       ----------------------------------

The interest income earned on loans decreased by $747 thousand between the two periods, from $13.278 million in the six-month period ended June 30, 2002 to $12.531 million in the six-month period ended June 30, 2003. The increase in average loan volume from $330.5 million in the first six months of 2002 to $356.1 million in the first six-months of 2003 contributed $901 thousand of additional interest income, whereas the reduction in the average loan yield decreased interest income by $1.648 million. Average loan yields decreased by 100 basis points between the two periods from 8.10% during the first six-months of 2002, as compared to, 7.10% during the first six-months of 2003.

The interest income on investment securities decreased by $157 thousand, from $6.818 million during the first six-months of 2002 to $6.661 million during the first six-months of 2003. The average volume of the investment portfolio increased significantly between periods from $268.6 million during the first six-months of 2002 to $287.8 million during the first six months of 2003, generating $445 thousand in additional interest income. This improvement, however, was offset by lower investment yields, which reduced interest income by $602 thousand.

The interest income on Federal funds sold and interest-bearing deposits decreased period over period. Specifically, interest income for these asset categories, decreased by $122 thousand, from $737 thousand for the six months ended June 30, 2002 to $615 thousand for the six-months ended June 30, 2003. Lower yields on Federal Funds sold offset by an increase in Federal Funds sold balances were primarily responsible for this decrease. The Federal Open Market Committee lowered the Federal Funds target rate from 1.75% at June 30, 2002 to 1.00% at June 30, 2003. In addition, average Federal Funds sold between the two periods increased from $11.3 million for the six-month period ended June 30, 2002, as compared to, $19.1 million for the six-month period ended June 30, 2003.

The average volume of savings accounts and NOW accounts increased significantly between the two periods in spite of declining interest rates. Specifically, the average volume of savings accounts increased from $77.7 million for the six-month period ended June 30, 2002 to $86.9 million for the six-month period ended June 30, 2003. Similarly, the average volume of NOW accounts increased from $84.5 million for the six-month period ended June 30, 2002 to $119.4 million for the six-month period ended June 30, 2003. Interest expense for savings and NOW accounts increased between the two periods by $149 thousand. Increased volume in these two deposit categories created additional interest expense of $267 thousand, while a significant decline in short-term interest rates, allowed management to reduce the interest paid on these accounts by $416 thousand.

Interest expense on Money Market accounts decreased from $309 thousand in the six-month period ended June 30, 2002 to $162 thousand in the six-month period ended June 30, 2003. Both a reduction in the average volume of Money Market balances, as well as a reduction in the interest rate paid on money market accounts contributed to this reduction in interest expense.

Time Account balances did not change significantly between the two periods. The average outstanding balance of time accounts during the six-month period ended June 30, 2003 was $280.7 million, as compared to, $275.7 million during the six-month period ended June 30, 2002. Accordingly, interest expense due to volume for Time Accounts only increased $82 thousand period over period. By comparison, a substantial decrease in interest rates allowed management lower certificate of deposit rates saving $916 of interest expense period over period. The net interest expense savings due to Time Account balances equaled $834 thousand.

Interest expense for borrowings decreased from $2.056 million for the six-month period ended June 30, 2002 to $1.781 million for the six-month period ended June 30, 2003. The $275 thousand decrease in interest expense for borrowings is attributable to both a reduction in borrowings outstanding and a decrease in average borrowing costs.

Provision for Loan Losses. The provision for loan losses was less in the six-month period ended June 30, 2003 than in the six-month period ended June 30, 2002. Specifically, the provision for loan losses in the six-month period ended June 30, 2002 was $960 thousand, as compared to, $855 thousand in the six-month period ended June 30, 2003. In the 3-year period preceding December 31, 2001 the Bank's average annual net loan charge-offs were $1.374 million. By comparison, in the 3-year period preceding December 31, 2002, the Bank's average annual net loan charge-offs were $1.249 million. Historical charge-offs are one of the factors we use to determine the provision for loan losses for future periods. Accordingly, the decreased level of net-charges partially offset by the increasing risk characteristics of the loan portfolio (discussed in Item 2 C.e.ii. below) and the growth in the size of the loan portfolio, prompted management to slightly decrease the provision for loan losses in the first six-months of 2003. The provision for loan losses as a percentage of average loans outstanding was 0.29% for the first six-months of 2002, as compared to, 0.24% for the first six-months of 2003.

Non-Interest Income. Non-interest income is comprised of trust fees, service charges on deposit accounts, commission income, investment security gains and other income. Non-interest income increased from $2.523 million for the six-month period ended June 30, 2002 to $3.110 million for the six-month period ended June 30, 2003. This represents a 23.3% or $587 thousand increase. The most significant reason non-interest income increased period over period is due to the increase in the realized gains on the sale of available for sale securities.

Total trust fees and commission income remained relatively unchanged for the first six-months of 2003, as compared to, the first six-months of 2002. Specifically, trust fees totaled $660 thousand for the six-month period ended June 30, 2002, as compared to, $642 thousand for the six-month period ended June 30, 2003. Commission income from the Bank's insurance policy sales activities also remained flat at $252 thousand for the first six-months of 2002, as compared to, $257 thousand for the first six-months of 2003.

Service charges on deposit accounts declined from $796 thousand for the six-month period ended June 30, 2002 to $727 thousand during the six-month period ended June 30 2003. During the second half of 2002, the Bank removed certain service fee charges on its business checking accounts in an effort to remain competitive and retain customers. This led to a reduction in service fee income generated on these accounts.

During the first six-months of 2003 we sold investment securities netting pre-tax realized gains of $719 thousand. This represents a $563 thousand increase over the first six-months of 2002 when net pre-tax realized gains were $156 thousand. During the first six-months of 2003 we sold $8.8 million of long term corporate bonds and had an additional $78.9 million in municipal, government agency and mortgage-backed available for sale and held to maturity securities mature or be called as interest rates declined. The corporate securities were sold because management believed it was prudent to lock-in market value gains on the corporate bonds, while interest rates were at or near 40-year lows. The long-term corporate bonds were sold in particular because of their sensitivity to market value decline in an increasing interest rate environment.

Commission income related to the sale of insurance policies through the Bank's insurance agency subsidiary, Mang - Wilber LLC, were flat from period to period. Commission income for the six-month period ended June 30, 2003 was $257 thousand, as compared to, $252 thousand for the six-month period ended June 30, 2002.

Other income is comprised of numerous types of fee income, including, but not limited to: official check fees, travelers check sales, wire transfer fees, letter of credit fees, safe deposit box charges, bank-owned life insurance, and income related to the Bank's securities held by the executive deferred compensation plan. Other income increased from $659 thousand during the first six-months of 2002 to $765 thousand for the first six-months of 2003, a $106 thousand increase. The income related to the Bank's securities held by the executive deferred compensation plan increased by $185 thousand, from a loss of $84 thousand during the first six months of 2002 to $101 thousand gain in the first six months of 2003 due to improved returns on these securities. In addition, income related to the increases in cash surrender value of bank-owned life insurance totaled $267 thousand for the six-month period ended June 30, 2002, as compared, to $335 thousand for the six-month period ended June 30, 2003, a $68 thousand increase. These improvements were offset by a $51 thousand reduction in other real estate owned (foreclosed property) rental income due to sale of a foreclosed rental property in November 2002, and a $81 thousand decrease in miscellaneous service charges, commissions and fees including a $35 decline in merchant credit card processing income. Other miscellaneous items totaled a net loss of $15 thousand.

Non-Interest Expense. Non-interest expenses are comprised of salary and employee benefit expense, occupancy expense, furniture and fixture expense, and other expense. Total non-interest expenses increased from $7.333 million during the first six-months of 2002 to $8.122 million for the first six-months of 2003, a $789 thousand or 10.8% increase. Salary and benefits expense increased $440 thousand, occupancy expense increased $154 thousand, and other expense increased $176 thousand period over period.

Salaries and benefits expense increased from $4.657 million for the six-month period ended June 30, 2002, as compared to $5.097 million for the six-month period ended June 30, 2003. We recorded increased charges for the Bank's defined benefit pension plan totaling $159 thousand, the Bank's supplemental executive retirement plan totaling $81 thousand, in addition to, salary increases totaling $110 thousand.

Net occupancy expense and furniture and fixture expense totaled $943 thousand for the six-month period ended June 30, 2002, as compared to, $1.116 million for the six-month period ended June 30, 2003. Increased snow removal and utility expenses related to a cold winter in the first-half of 2003 are responsible for $116 thousand of this increase.

Other expenses increased by $176 thousand, from $1.733 million for the six-months ended June 30, 2002 to $1.909 million for the six-months ended June 30, 2003. The expense related to the executive deferred compensation plan increased in the first six months of 2003 as a result of improved performance of the related investments. Specifically, the expense related to the executive deferred compensation plan increased by $185 thousand, from a recorded loss of $84 thousand during the first six months of 2002 to $101 thousand of income in the first six months of 2003. The increased expense related to the executive deferred compensation plan is offset by the same increase in other income, where the income associated with the securities held by the Bank related to the plan is recorded.

Income tax expensed increased from $1.765 million for the period ended June 30, 2002 to $1.846 million for the period ended June 30, 2003, an $81 thousand increase. The slight increase in the income tax expense is due to a higher level of pre-tax income in the six-month period June 30, 2003, as compared to, the six-month period ended June 30, 2002.

ii. Comparison of Operating Results for the Years Ended December 31, 2002 and December 31, 2001

              Please refer to the Consolidated Financial Statements
                     presented in Item 13 of this document.

General. Net Income for 2002 was $8.562 million, compared to $8.046 million in 2001, a $516 thousand improvement. This represented earnings per share of $0.76 for 2002 and $0.71 for 2001. The improvement in net income was largely driven by improvements in Net Interest Income of $2.622 million and Non Interest Income of $430 thousand offset by increases in the provision for loan losses, non-interest expenses and the income tax provision (details discussed below). Return on average assets declined from 1.36% in 2001 to 1.25% in 2002. This occurred because net interest margin declined during 2002. Historically low and declining interest rates prompted significant loan refinancing activity, reducing interest rate spreads on new loans and investments. Return on average stockholders' equity also declined from 14.91% in 2001 to 14.36% in 2002. This primarily occurred because average stockholders' equity increased by $5.6 million or 10.5% during 2002 while net income only increased by $516 thousand or 6.4%.

Net Interest Income. Net interest income increased from $21.8 million in 2001 to $24.5 million in 2002. This increase was primarily driven by asset growth, not by significant improvements in net interest spread. Average earning assets increased by 15.5% or $86.8 million from $559.1 million during 2001 to $646.0 million during 2002.

The following table summarizes the composition of the Company's average assets, the total dollar amount of interest income from average earnings assets and the resultant yields, as well as, the interest expense and rates paid on average interest bearing liabilities. No tax equivalent adjustments were made for tax-exempt assets. The average balances presented are calculated using daily totals and averaging them for the period indicated.

Asset and Yield Summary Table:

                                                                      For the Years Ended December 31,
                                      ----------------------------------------------------------------------------------------------
                                                    2002                            2001                            2000
                                      ----------------------------------------------------------------------------------------------
                                        Average    Interest              Average   Interest             Average    Interest
                                      Outstanding   Earned    Yield /  Outstanding  Earned    Yield / Outstanding   Earned   Yield /
                                        Balance     /Paid      Rate      Balance    /Paid      Rate     Balance     /Paid     Rate
                                      ----------------------------------------------------------------------------------------------
                                                                                                  (Dollars in thousands)
Earning Assets:
    Federal funds sold and interest
  bearing deposits                      $ 34,060    $ 1,495    4.39%    $ 33,412    $ 1,853    5.55%    $  4,418    $   294    6.65%
  Securities (1)                        $275,643    $13,638    4.95%    $206,642    $11,415    5.52%    $194,885    $11,634    5.97%
  Loans, Net (2)                        $336,283    $26,503    7.88%    $319,083    $29,025    9.10%    $324,130    $30,397    9.38%
                                        -------------------             -------------------             -------------------
   Total earning assets                 $645,986    $41,636    6.45%    $559,137    $42,293    7.56%    $523,433    $42,326    8.09%

  Non-earning assets                    $ 41,520                        $ 33,661                        $ 31,937
                                        --------                        --------                        --------
      Total assets                      $687,506                        $592,798                        $555,370
                                        ========                        ========                        ========

Liabilities:
  Savings accounts                      $ 79,382    $ 1,101    1.39%    $ 70,149    $ 1,403    2.00%    $ 70,253    $ 1,578    2.25%
  Money market accounts                 $ 36,548    $   537    1.47%    $ 41,892    $ 1,283    3.06%    $ 37,181    $ 1,849    4.97%
  NOW accounts                          $ 95,861    $ 1,678    1.75%    $ 54,880    $ 1,118    2.04%    $ 46,720    $ 1,017    2.18%
  Time accounts                         $274,985    $ 9,719    3.53%    $247,737    $12,806    5.17%    $252,735    $14,236    5.63%
  Borrowings                            $ 80,129    $ 4,135    5.16%    $ 69,556    $ 3,839    5.52%    $ 47,661    $ 2,758    5.79%
                                        -------------------             -------------------             -------------------
   Total interest bearing liabilities   $566,905    $17,170    3.03%    $484,214    $20,449    4.22%    $454,550    $21,438    4.72%

  Non-interest bearing deposits         $ 52,652                        $ 48,339                        $ 48,125
    Other non-interest bearing
  liabilities                           $  8,323                        $  6,265                        $  4,197
                                        --------                        --------                        --------
   Total liabilities                    $627,880                        $538,818                        $506,872
  Shareholder's equity                  $ 59,626                        $ 53,980                        $ 48,498
                                        --------                        --------                        --------
   Total liabilities and
shareholder's equity                    $687,506                        $592,798                        $555,370
                                        ========                        ========                        ========
  Net interest income                               $24,466                         $21,844                         $20,888
                                                    =======                         =======                         =======
  Net interest rate spread (3)                                 3.42%                           3.34%                           3.37%
                                                               ====                            ====                            ====
  Net earning assets                    $ 79,081                        $ 74,923                        $ 68,883
                                        ========                        ========                        ========

Net interest margin (4)                                        3.79%                           3.91%                           3.99%
                                                               ====                            ====                            ====
Ratio of earning assets to
  interest bearing liabilities            113.95%                         115.47%                         115.15%
                                        ========                        ========                        ========

(1) Securities are shown at average amortized cost with net unrealized gains or losses on securities available-for-sale included as a component of non-earning assets.

(2) Average net loans equal average total loans less the average allowance for loan losses. However, for purposes of these computations, non-accrual loans are included in average loan balances outstanding. The interest collected thereon is included in interest income based upon the characteristics of the related loans.

(3) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(4) The net interest margin, also known as the net yield on average interest-bearing assets, represents net interest income as a percentage of average interest-earning assets.

The yield on the loan portfolio declined significantly during 2002. Specifically, the yield on the loan portfolio was 9.10% in 2001, as compared to 7.88% in 2002. This occurred for two primary reasons. First, as mortgage, consumer and commercial loan rates decreased throughout the period, many borrowers refinanced or repaid their existing loans and secured new loans at much lower interest rates. Second, the yield on the Bank's variable rate loans, which are primarily tied to the Prime rate, declined steadily throughout 2001 and 2002.

Similar to the loan portfolio, the investment portfolio also experienced lower yields in 2002 than in 2001. Specifically the investment portfolio yield decreased from 5.52% in 2001 to 4.95% in 2002. Increased levels of mortgage financing activity accelerated prepayments on our mortgage backed securities requiring that we reinvest the maturing principal dollars at lower market yields. Additionally, the increased prepayment levels also required us to increase amortization expense on investment securities being held with "premiums," i.e., securities with amortized cost exceeding par value.

A decrease in the yield on the federal funds sold and interest-bearing liabilities at other banks is primarily attributed to a lower average Federal Funds earnings rate during 2002.

The cost of total interest-bearing liabilities declined from 4.22% in 2001 to 3.03% in 2002, due to a declining national interest rate environment throughout 2001 and 2002. We, along with other banks and competitors, dropped deposit rates significantly throughout 2001 and 2002 to offset a general decline in asset yields.

The following table presents changes in interest income and interest expense attributable to changes in volume (change in average balance multiplied by prior year rate), changes in rate (change in rate multiplied by prior year volume), and the net change in net interest income. The net change attributable to the combined impact of volume and rate has been allocated to each in proportion to the absolute dollar amount of change. The table has not been adjusted for tax-exempt interest.

Rate / Volume Table:

                                                            Year Ended December 31,
                                      --------------------------------------------------------------------
                                              2002 vs. 2001                       2001 vs. 2000
                                      --------------------------------------------------------------------
                                       Rate       Volume       Total       Rate       Volume       Total
                                      --------------------------------------------------------------------
                                                                 (In thousands)
Earning assets:
   Federal funds sold and
 interest-bearing deposits            $  (386)    $    28     $  (358)    $   (42)    $ 1,601     $ 1,559
 Securities                           $(1,191)    $ 3,414     $ 2,223     $  (869)    $   649     $  (220)
 Loans                                $(3,878)    $ 1,356     $(2,522)    $  (913)    $  (459)    $(1,372)
                                      --------------------------------    --------------------------------
             Total earning assets     $(5,455)    $ 4,798     $  (657)    $(1,824)    $ 1,791     $   (33)
                                      --------------------------------    --------------------------------

Interest bearing liabilities:

 Savings accounts                     $   430     $  (128)    $   302     $   173     $     2     $   175
 Money market accounts                $   667     $    79     $   746     $   710     $  (144)    $   566
 NOW accounts                         $   157     $  (717)    $  (560)    $    62     $  (163)    $  (101)
 Time accounts                        $ 4,016     $  (929)    $ 3,087     $ 1,178     $   252     $ 1,430
 Borrowings                           $   250     $  (546)    $  (296)    $   128     $(1,209)    $(1,081)
                                      --------------------------------    --------------------------------
Total interest bearing liabilities    $ 5,520     $(2,241)    $ 3,279     $ 2,251     $(1,262)    $   989
                                      --------------------------------    --------------------------------

Change in net interest income         $    65     $ 2,557     $ 2,622     $   427     $   529     $   956
                                      --------------------------------    --------------------------------

Rate and Volume Analysis. In 2002 net interest income increased $2.622 million, a 12% increase over 2001. Approximately, 97% of this increase is attributable to the increased volume of earning assets. Specifically, the increase in total earning asset volumes contributed $4.798 million of additional interest income, while the increase in interest bearing liabilities due to changes in volume only increased interest expense by $2.241 million. By comparison, the reduction in net interest income due to changes in interest rates totaled $65 thousand. Interest income on earning assets declined by $5.455 million due to changes in interest rates, while interest expense on interest bearing liabilities declined by $5.520 million due to changes in interest rates.

Although interest rates declined during 2002 (see interest rate table below), the Bank's management was able to slightly improve net interest rate spread by reducing funding costs throughout the year. However, without the volume increases in investment securities, loans and other earning assets net interest income would likely have remained relatively unchanged.

Interest Rate Table:

---------------------------------------------------------------------------------------------------------------
            Interest Rates*                                  2002                                   Change Dec.
                                         -------------------------------------------        2001      2001 to
                                         December     September     June       March      December   Dec. 2002
---------------------------------------------------------------------------------------------------------------
Target Federal Funds Rate                  1.25%        1.75%       1.75%      1.75%        1.75%      -0.50%
---------------------------------------------------------------------------------------------------------------
NYC Prime                                  4.25%        4.75%       4.75%      4.75%        4.75%      -0.50%
---------------------------------------------------------------------------------------------------------------
90 Day Treasury Bill                       1.18%        1.44%       1.66%      1.75%        1.67%      -0.49%
---------------------------------------------------------------------------------------------------------------
6 Month Treasury Bill                      1.21%        1.43%       1.68%      2.02%        1.77%      -0.56%
---------------------------------------------------------------------------------------------------------------
1 Year Treasury Note                       1.20%        1.47%       1.92%      2.57%        2.07%      -0.87%
---------------------------------------------------------------------------------------------------------------
2 Year Treasury Note                       1.59%        1.73%       2.75%      3.58%        2.66%      -1.07%
---------------------------------------------------------------------------------------------------------------
3 Year Treasury Note                       1.94%        2.13%       3.30%      4.18%        3.74%      -1.80%
---------------------------------------------------------------------------------------------------------------
4 Year Treasury Note                       2.37%        2.46%       3.70%      4.56%        4.26%      -1.89%
---------------------------------------------------------------------------------------------------------------
5 Year Treasury Note                       2.71%        2.72%       3.99%      4.81%        4.52%      -1.81%
---------------------------------------------------------------------------------------------------------------
7 Year Treasury Note                       3.21%        3.28%       4.41%      5.12%        4.99%      -1.78%
---------------------------------------------------------------------------------------------------------------
10 Year Treasury Note                      3.79%        3.68%       4.73%      5.28%        5.20%      -1.41%
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
            Interest Rates*                                  2002                                   Change Dec.
                                         -------------------------------------------        2001      2001 to
                                         December     September     June       March      December   Dec. 2002
---------------------------------------------------------------------------------------------------------------
15 Year Treasury Note                      4.48%        4.47%       5.34%      5.81%        5.78%      -1.30%
---------------------------------------------------------------------------------------------------------------
30 Year Treasury Note                      4.76%        4.78%       5.13%      5.42%        5.52%      -0.76%
---------------------------------------------------------------------------------------------------------------
Federal Housing Finance Board National     6.03%        6.32%       6.62%      6.77%        6.56%      -0.53%
Avg. Mortgage Contract Rate
---------------------------------------------------------------------------------------------------------------

* The above interest rates are provided to us by a third party vendor on a bi-weekly basis. The interest rates provided in the table are obtained from the report nearest to the month-end. The Federal Housing Finance Board national average mortgage contract rate is presented with a one-month lag.

Provision for Loan Losses. During 2002, we increased the provision for loan losses to $1.92 million, as compared to, $1.54 million in 2001. The provision for loan losses as a percentage of average loans outstanding was 0.48% in 2001, as compared to, 0.57% in 2002. Although net loan charge-offs and non-performing loans remained relatively unchanged from 2001 to 2002, we determined it was advisable to increase the provision for loan losses because the total loans outstanding increased by $28.8 million or 8.72% period over period and the level of inherent risk of loss in our loan portfolio increased. Specifically, management increased the allowance for loan losses during 2002 because:

      (i) Over the last five years the number of loans outside of our primary market area has increased. During 2002 loans outstanding originated by our Binghamton loan production office increased by $19.5 million.

      (ii) The number of approved large loans (over $1.0 million) increased from $71.2 million outstanding at December 31, 2001 to $87.1 million outstanding at December 31, 2002.

      (iii) And, commercial and commercial real estate loans outstanding, which are typically larger and have more risk than consumer and residential real estate loans, have increased in each of the last 5-years. Commercial and commercial real estate loans combined increased from $212.8 million at December 31, 2001 to $230.4 million at December 31, 2002.

Non-Interest Income. Non-interest income is comprised of trust and investment service fees, service and penalty charges on deposit accounts, investment security gains and other income. Non-interest income increased from $4.834 million in 2001 to $5.264 million in 2002.

Although the total market value of assets managed by our trust department declined by 11.5% from $292.2 million at December 31, 2001 to $258.7 million at December 31, 2002, total trust and investment service fees remained relatively unchanged from 2001 to 2002. Specifically, trust and investment service fees totaled $1.416 million in 2002, as compared to, $1.422 million in 2001. Lower levels of recurring service fees in 2002, which are based both on the market value of the account and income generated by the account, were offset by an increase in estate settlement fees and trust termination fees. Estate settlement and trust termination fees totaled $241 thousand in 2002, as compared to, $170 thousand in 2001, a $71 thousand increase.

Service charges on deposit accounts remained relatively unchanged from 2001 to 2002. In 2002, service charges on deposit accounts were $1.583 million, as compared to, $1.603 million in 2001. A reduction in service charges for checking and NOW accounts from 2001 to 2002 were offset by an increase in penalty charges and ATM fees.

Commissions Income increased from $279 thousand in 2001 to $488 thousand in 2002, a $209 or 74% increase. The increase is due to additional insurance policy sales through the Bank's insurance agency subsidiary Mang - Wilber LLC.

During 2002 we sold investment securities netting pre-tax realized gains of $488 thousand. This represents a $209 thousand increase over 2001 when net pre-tax realized gains were $279 thousand. Net realized gains on the matured, called and sold securities totaling $738 thousand, were partially offset by a $250 thousand write-down of an equity investment held by the Company. Specifically, during 2002 we sold $21.2 million of available for sale securities, primarily corporate bonds and Treasury bonds. The corporate bonds were sold in anticipation of credit rating downgrades and Treasury securities were sold to improve the current investment portfolio yield. In addition, during 2002 we had $57.3 million of available for sale and held to maturity securities mature or be called primarily to result of a declining interest rate environment

Other income increased from $1.194 million in 2001 to $1.349 million in 2002, an increase of $155 thousand. The increase can be primarily attributed to increases in bank-owned life insurance income and increases in miscellaneous service charges, fees and commissions. Bank-owned life insurance income increased $217 thousand from period to period due to an improvement in insurance policy crediting rates in the 3rd quarter of 2001 (on existing policies) and new income on policies purchased during 2002. Miscellaneous service charges, fees and commissions increased by $128 thousand, from $403 thousand in 2001 to $531 thousand in 2002 due to an increase in wire transfer activity and fees collected from the issuance of letters of credit. And finally, distributions from the New York Bankers Association insurance trusts, income related to our interest in New York Bankers Title Agency East, LLC and an insurance claim reimbursement increased other income by $81 thousand. Increases in the above components of other income were offset by $107 thousand decrease in rental income on the Bank's other real estate-owned (foreclosed property), a $40 thousand decrease in investment service fees, a $115 (thousand) loss related to the executive's deferred compensation plan and a $9 thousand net loss in other miscellaneous items.

Non-Interest Expense. Non-interest expenses are comprised of salary and employee benefit expense, occupancy expense, furniture and fixture expense, and other expense. Total non-interest expenses increased from $13.994 million in 2001 to $15.959 million in 2002, a $1.965 million or 14.0% increase. The substantial growth in non-interest expenses is primarily due to significant increases in salary and benefits expense related to expansionary activities and increases in benefit costs.

Salaries and benefits expense increased from $8.191 million in 2001 to $10.345 million in 2002, a $2.154 million or 26.3% increase. Our expansionary activities resulted in substantial staff increases between the second quarter of 2001 and the first quarter of 2002. Specifically, we established a loan production office in Binghamton, NY during May 2001, opened a new branch in the Norwich (NY) Town branch in November 2001, and acquired the Norwich (NY) City branch in February 2002. In addition, the expense related to the "phantom stock" component of the executive's deferred compensation plan increased by $285 thousand from $746 thousand in 2001 to $1.031 million in 2002 as a result of a $2.38 per share or 29.2% increase in the trading price of the Company's stock. Under this plan, executives may defer portions of their compensation, and, if elected by the executives, deferred amounts can be treated as phantom stock purchases of the Company's stock. Increases and decreases in the related deferred amounts is determined based upon changes in the trading price of the Company's stock. The remainder of the salary expense is due to additional staff, pay increases and incentive compensation.

Benefit costs also increased substantially. In December 2002 we accrued $541 thousand of other benefit expense related to the approval of supplemental executive retirement plans ("SERPs") for two senior executives (details provided in Item 6 - Executive Compensation of this document). In addition our defined benefit pension plan expense increased by $313 thousand in 2002, from a benefit of $86 thousand in 2001 to an expense of $226 thousand in 2002 because of lower than expected investment performance and changes in discount rate assumptions used for calculating future benefit payments. And finally, health insurance costs on our partially self-insured medical plan increased by $116 thousand from $532 thousand in 2001 to $648 thousand in 2002.

Net occupancy expense, furniture and fixture expense and other expense did not vary significantly from 2001 to 2002. Total expenses in these three expense categories totaled $5.8 million in 2001, as compared to, $5.6 million in 2002.

Income Tax Expense. The provisions for federal and state income taxes totaled $3.3 million and $3.1 million for 2002 and 2001 respectively. The tax provision increased due to an increase in pre-tax income, while the effective income tax rates for 2002 and 2001 remained level at 27.8%. The use of tax exempt instruments and tax advantaged entities are the primary reasons we maintain an effective tax rate below the statutory Federal and New York State tax rates.

iii. Comparison of Operating Results for the Years Ended December 31, 2001 and December 31, 2000

              Please refer to the Consolidated Financial Statements
                     presented in Item 13 of this document.

General. Net Income for 2001 was $8.046 million, compared to $7.858 million in 2000, a $188 thousand or 2.4% improvement. This represented earnings per share of $0.71 for 2001 and $0.68 for 2000. The improvement in net income was primarily the result of improvements in net interest income of $956 thousand, non interest income of $466 thousand, and a $140 thousand reduction in the provision for loan losses. These improvements were primarily offset by a substantial increase in non-interest expenses totaling $1.258 million. The return on average assets decreased from 1.41% in 2000 to 1.36% in 2001, as earning asset growth slightly exceeded growth in net income. Return on average stockholders' equity also declined from 16.20% in 2000 to 14.91% in 2001. This occurred because average stockholders' equity increased by $5.5 million or 11.3% during 2001 while net income only increased by $188 thousand or 2.4%.

Net Interest Income. Net interest income increased from $20.9 million in 2000 to $21.8 million in 2001. Net interest margin declined, however, from 3.99% in 2000 to 3.91% in 2001. This occurred because the growth in average earning assets of $35.7 million between the two periods increased the aggregate level of interest income, but at a lower marginal net interest spread. The yield on average earning assets declined 53 basis points from 8.09% in 2000 to 7.56% in 2001. At the same time, the Bank's management lowered deposit rates, causing a decline in the cost of average interest bearing liabilities by 50 basis points from 4.72% in 2000 to 4.22% in 2001.

The Prime rate, which serves as a base rate for a significant portion of the Bank's loans, declined precipitously throughout 2001 from 9.50% at January 1, 2001 to 4.75% at December 31, 2001. This decline primarily impacted the Bank's adjustable rate loans, which were largely responsible for driving down the average yield on the Bank's loan portfolio from 9.38% in 2000 to 9.10% in 2001. The decline in the yield on average loans was not as great as the decline in short term rates, primarily the Prime rate, due to the Bank's fixed rate loans. The incentive to refinance long-term fixed rate loans was not significant during 2001 because long-term interest rates did not decline as significantly as the short-term interest rates. Therefore, these higher fixed-rate loans generally remained in the Bank's portfolio, which tended to maintain a more consistent yield between 2001 and 2000.

Similar to the loan portfolio, the investment portfolio also experienced lower yields in 2001 than in 2000. Specifically, the average yield on the investment portfolio declined by 0.45% (45 basis points) from 5.97% in 2000 to 5.52% in 2001. The reinvestment opportunities for maturing investment portfolio principal dollars had declined as a result of a lower level of interest rates. Additionally, interest income on the adjustable-rate collateralized mortgage obligations declined throughout 2001, due to the declining interest rate environment.

A decrease in the yield on the federal funds sold and interest-bearing liabilities at other banks is primarily attributed to a lower average Federal Funds earnings rate during 2001, as compared to, 2000. The target Federal Funds rate at December 31, 2000 was 6.50%, versus 1.75% at December 31, 2001.

The cost of total interest-bearing liabilities declined from 4.72% in 2000 to 4.22% in 2001, due to declining short-term interest rates throughout 2001. We, along with other banks and competitors, dropped deposit rates throughout 2001 to offset a general decline in adjustable-rate asset yields. More specifically, a significant portion of our non-maturity deposit portfolios including our NOW and Money Market accounts over $1.0 million are based upon the 90-day Treasury Bill rate. As short-term interest rates declined throughout 2001 we reduced the interest expense associated with these accounts. Additionally, even though the mid to long-term rates (3 to 30-years) did not decrease precipitously like the short-term rates, banks, including our Bank, also dropped fixed-rate mid-term certificate of deposit interest rates. To illustrate this point, the 3-year Treasury note yield declined by approximately 1.08% from 4.82% in December 2000 to 3.74% in December 2001. During the same time period, the average Annual Percentage Yield ("APY") for a 3-year bank certificate of deposit among banks and credit unions that compete with us decreased by 1.89%, from 5.43% in December 2000 to 3.54% in December 2001.

The following table is for illustrative purposes only, but provides information regarding the general level of interest rates for the periods stated.

Interest Rate Table:

-------------------------------------------------------------------------------------------------------------------
           Interest Rates*                                     2001                                     Change Dec.
                                          ---------------------------------------------       2000      2000 - Dec.
                                          December     September     June         March     December       2001
-------------------------------------------------------------------------------------------------------------------
Target Federal Funds Rate                   1.75%        2.50%       3.75%        5.00%       6.50%        -4.75%
-------------------------------------------------------------------------------------------------------------------
NYC Prime                                   4.75%        5.50%       6.75%        8.00%       9.50%        -4.75%
-------------------------------------------------------------------------------------------------------------------
90 Day Treasury Bill                        1.67%        2.17%       3.42%        4.23%       5.13%        -3.46%
-------------------------------------------------------------------------------------------------------------------
6 Month Treasury Bill                       1.77%        2.16%       3.41%        4.03%       4.94%        -3.17%
-------------------------------------------------------------------------------------------------------------------
1 Year Treasury Note                        2.07%        2.42%       3.76%        4.55%       5.54%        -3.47%
-------------------------------------------------------------------------------------------------------------------
2 Year Treasury Note                        2.66%        2.79%       3.60%        4.31%       4.96%        -2.30%
-------------------------------------------------------------------------------------------------------------------
3 Year Treasury Note                        3.74%        3.35%       4.03%        4.37%       4.82%        -1.08%
-------------------------------------------------------------------------------------------------------------------
4 Year Treasury Note                        4.26%        3.70%       4.42%        4.50%       4.84%        -0.58%
-------------------------------------------------------------------------------------------------------------------
5 Year Treasury Note                        4.52%        3.92%       4.66%        4.64%       4.93%        -0.41%
-------------------------------------------------------------------------------------------------------------------
7 Year Treasury Note                        4.99%        4.29%       4.98%        4.84%       5.02%        -0.03%
-------------------------------------------------------------------------------------------------------------------
10 Year Treasury Note                       5.20%        4.49%       5.23%        5.07%       5.14%         0.06%
-------------------------------------------------------------------------------------------------------------------
15 Year Treasury Note                       5.78%        5.18%       5.61%        5.42%       5.45%         0.33%
-------------------------------------------------------------------------------------------------------------------
30 Year Treasury Note                       5.52%        5.32%       5.72%        5.56%       5.48%         0.04%
-------------------------------------------------------------------------------------------------------------------
Federal Housing Finance Board National      6.56%        6.99%       7.08%        7.10%       7.73%        -1.17%
Avg. Mortgage Contract Rate
-------------------------------------------------------------------------------------------------------------------



* The above interest rates are provided to us by a third party vendor on a bi-weekly basis. The interest rates provided in the table are obtained from the report nearest to the month-end. The Federal Housing Finance Board national average mortgage contract rate is presented with a one-month lag.

Rate and Volume Analysis. In 2001 net interest income increased $956 thousand, a 4.6% increase over 2000. The increase is primarily due to both an increase in the volume of earning assets, and the reduction in interest rates paid on the Bank's interest bearing liabilities.

The interest income earned on loans during 2001 decreased by $1.372 million, from $30.397 million in 2000 to $29.025 million in 2001. The reduction in average loan volume from $324.1 million in 2000 to $319.1 million in 2001 contributed $459 thousand of the loss in interest income, whereas the reduction in the average loan yield contributed $913 thousand towards the decrease in interest income. Average loan yields decreased from 9.38% in 2000 to 9.10% in 2001.

The interest income on investments decreased by $220 thousand, from $11.635 million in 2000 to $11.415 million in 2001. Although the average volume of the investment portfolio increased from $194.9 million in 2000 to $206.6 million in 2001 generating $649 thousand in additional interest income, it was offset by lower investment yields, which reduced interest income by $869 thousand.

The interest income on Federal funds sold and interest-bearing liabilities increased substantially during 2001, as compared to 2000. Interest income for this asset category increased by $1.559 million, from $294 thousand in 2000 to $1.853 million in 2001. In December 2000 and January 2001 we purchased $20.0 million of FDIC-insured certificates of deposit netting a weighted average yield of 6.73% or approximately $1.346 million in interest income annually. These investments, plus an increase in average Federal Funds sold of approximately $9.0 million contributed $1.601 million of additional interest income. The decline in the Federal funds rate from 6.50% at January 1, 2001 to 1.75% at December 31, 2001 offset the volume related increase in interest income by $42 thousand.

Throughout 2001 short-term Treasury bond yields declined (see interest rate table above). We use the 90-day Treasury bill rate as a base rate for NOW and Money Market accounts with balances exceeding $1.0 million. Although the increase in volume in both the NOW and Money Market accounts increased interest expense by $307 thousand, the reduction in the average rate paid to NOW and Money Market account depositors decreased interest expense by $772 thousand. The net result of the volume and rate changes from 2000 to 2001 was an interest expense reduction on NOW and Money Market accounts of $465 thousand during 2001.

During 2001 the average rate paid and the average volume of time accounts were less than in 2000. Total interest expense related to Time Accounts decreased by $1.431 million in 2001, as compared to, 2000. Of the total interest expense savings $1.178 million was attributed to a reduction in interest rates paid to depositors and $252 thousand was due to a reduction in average volume outstanding, which declined from $252.7 million in 2000 to $247.7 million in 2001.

Average borrowings outstanding increased from $47.7 million in 2000 to $69.6 million in 2001. Most of the increase is due to additional borrowing secured at the FHLBNY to fund the purchase of $20.0 million of FDIC-insured certificates of deposit during December 2000 and January 2001. Interest expense associated with borrowings increased by $1.081 million from 2000 to 2001. A slight decrease in the average rate charged on average borrowings outstanding during 2000 was largely offset by a significant increase in the volume of borrowings. Additional borrowings during 2001 increased interest expense by $1.209 million, while a decrease in the interest rate paid on average borrowings outstanding during 2000 decreased interest expense by $128 thousand.

Provision for Loan Losses. The provision for loan losses did not change significantly from 2000 to 2001. The provision for loan losses was $1.54 million in 2001 representing a $140 thousand reduction in the provision for loan losses in 2000. The provision for loan losses declined in 2001 as compared to 2000 primarily due to the reduction in net loan charge-offs, which declined by $607 thousand or 36%. The provision for loan loss decline was not as great as the decline in net loan charge-offs due to the increase in the total loan portfolio, as well as, the continued change in the mix of loans, particularly increases in the commercial and commercial real estate categories. Also, non-performing loans have remained relatively flat totaling $3.3 million at December 31, 2001 and $3.1 million at December 31, 2000. The provision for loan losses as a percentage of average loans outstanding was 0.52% in 2000, as compared to, 0.48% in 2001.

Non-Interest Income. Non-interest income is comprised of trust and investment service fees, service and penalty charges on deposit accounts, investment security gains and losses and other income. Non-interest income increased from $4.368 million in 2000 to $4.834 million in 2001.

The total market value of assets managed by our trust department declined by 2.4% from $299.5 million at December 31, 2000 to $292.2 million at December 31, 2001. This did not materially impact the trust and investment service fee income earned during 2001, as compared to 2000. Specifically, trust and investment service fees totaled $1.422 million in 2001, as compared to $1.550 million in 2000. The trust and investment service fee income was reduced primarily because of a reduction in estate administration and trust termination fees. During 2000, the Bank earned $319 thousand in estate administration and trust termination fees. By comparison the Bank earned only $170 thousand in estate administration and trust service fees during 2001.

Service charges on deposit accounts increased slightly from 2000 to 2001. In 2000, service and penalty charges on deposit accounts were $1.593 million, as compared to, $1.603 million in 2001. Although the year-end balance of demand deposit accounts increased by $5.8 million or 12.5% from December 31, 2000 to December 31, 2001, the average volume of demand deposits remained relatively unchanged at $48.3 million in 2001, compared to, $48.1 million in 2000 causing service and penalty charges to remain relatively unchanged from 2000 to 2001.

Commission income related to the Bank's insurance agency subsidiary, Mang - Wilber LLC, increased to $336 thousand in 2001 due to additional insurance policy sales. By comparison, commission income related to Mang - Wilber LLC was $108 thousand in 2000. Due to a change in the Bank's accounting method during 2001 (from the equity method to consolidating the insurance subsidiary) commission income appears as $0 on the consolidated statement of income for 2000 (see Note 1 on the consolidated financial statements contained in Item 13 of this registration statement for further explanation). Prior to the change in the Bank's accounting method, commission income was recorded in other income.

During 2001 $63.9 million of available for sale and held to maturity securities matured, were called or were sold netting pre-tax realized gains of $279 thousand. This represents a $280 thousand increase over 2000 when net pre-tax realized losses were $1 thousand. During 2001 the Bank sold available for sale securities, and had several municipal securities called by their issuers at premiums, netting pre-tax realized gains of $180 thousand. In addition, the Company sold its common stock holdings of a regional financial institution netting a $99 thousand pre-tax realized gain.

Other income decreased from $1.226 million in 2000 to $1.194 million in 2001, a 2.6% or $32 thousand decrease. Although the net change in other income was not significant between 2000 and 2001, several components of other income did vary significantly from year to year. Income related to the executive's deferred compensation plan decreased by $142 thousand, from $52 thousand in 2000 to a $90 thousand loss in 2001. Additionally, during 2000 we received dividends from two New York Bankers Association insurance trusts totaling $184 thousand. By comparison, we received $126 thousand from these same two trusts in 2001, a $58 thousand decrease. Rental income on the Bank's other real estate-owned (foreclosed property) decreased from $200 thousand in 2000 to $177 thousand in 2001, a $23 thousand decrease. Decreases in the above components of other income were offset by an $85 thousand increase in income related to additional bank-owned life insurance purchases made in 2001, a $24 thousand improvement in investment service fees, a $77 improvement in miscellaneous service charges, fees and commissions, and a $5 thousand net increase in other miscellaneous items.

Non-Interest Expense. Non-interest expenses are comprised of salary and employee benefit expense, occupancy expense, furniture and fixture expense, and other expense. Total non-interest expenses increased from $12.736 million in 2000 to $13.994 million in 2001, a $1.285 million or 9.88% increase. The substantial growth in non-interest expenses was primarily due to significant increases in salary and benefits expense.

Salaries and benefits expense increased from $7.346 million in 2000 to $8.191 million in 2001, an $845 thousand increase. Total salaries expense increased from $6.191 million in 2000 to $6.961 million in 2001, a $770 thousand increase. A portion of the salaries expense increase is due to expansionary activities. We established a representative loan production office in Binghamton, NY during May 2001 and opened a new branch in Norwich, NY in November 2001. The remainder of the salary expense increase is due to the hiring of additional support staff and providing pay increases to current staff. In addition to an increase in salaries expense, the cost of the Bank's employee health insurance plan increased by $107 thousand from $424 thousand in 2000 to $531 thousand in 2001.

Net occupancy expense, furniture and fixture expense and other expense increased by $413 thousand, from $5.390 million in 2000 to $5.803 million in 2001. During 2001 the Bank recorded a $463 thousand charge for a loss incurred as a result of a check-kiting fraud perpetrated by the owners of a local business.

Income Tax Expense. The provisions for federal and state income taxes totaled $3.098 million and $2.982 million for 2001 and 2000 respectively. The tax provision increased slightly in 2001 due to an increase in pre-tax income, while the effective income tax rates for 2001 and 2000 remained level at 27.8% and 27.5% respectively. The use of tax exempt instruments and tax advantaged entities are the primary reasons we maintain an effective tax rate below the statutory Federal and New York State tax rates.

Item 3: Properties

The Company and the Bank are headquartered at 245 Main Street, Oneonta, New York. The three buildings that comprise our headquarters are owned by the Bank and also serve as our main office. In addition to our main office, we own sixteen branch offices and lease two offices at market rates. We also own an insurance sales office in Walton, New York through our insurance agency subsidiary, Mang - Wilber LLC.

In the opinion of management, the physical properties the Company are suitable and adequate. All of our properties are insured at full replacement cost.

Item 4: Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of our common stock as of October 1, 2003. The table includes: (i) any person known to us to be a beneficial owner of more than 5% of our common stock, (ii) each director of the Company, (iii) the Company's executive officers named in the Summary Compensation Table in Item 6 of this document, and (iv) all directors and executive officers of the Company as a group.

Beneficial Ownership Table:

-------------------------------------------------------------------------------------------------------------
                                                                            Amount and Nature
                                                                              of Beneficial      Percentage
                 Name of Beneficial Owner                                   Ownership (2),(3)   Ownership (4)
-------------------------------------------------------------------------------------------------------------
The AE & AT Farone Foundation, Inc.
620 Michigan Avenue NE, Washington, DC 20064                                      837,120            7.47%
-------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------
             Directors and Executive Officers (1)
-------------------------------------------------------------------------------------------------------------
Brian R. Wright
  Director and Chairman of the Company and the Bank                             3,433,600           30.63%
-------------------------------------------------------------------------------------------------------------
Robert W. Moyer (5)
  Vice Chairman of the Company                                                     68,644               *
-------------------------------------------------------------------------------------------------------------
Alfred S. Whittet
  President and CEO and Director of the Company and Bank                           12,000               *
-------------------------------------------------------------------------------------------------------------
David F. Wilber, III (6)
  Director of the Company and the Bank                                            399,576            3.56%
-------------------------------------------------------------------------------------------------------------
James F. VanDeusen
  Director of the Company and Bank                                                 28,000               *
-------------------------------------------------------------------------------------------------------------
Philip J. Devine (7)
  Director of the Company and Bank                                                 84,520               *
-------------------------------------------------------------------------------------------------------------
Douglas C. Gulotty
  Executive Vice President of the Bank                                                  0               *
-------------------------------------------------------------------------------------------------------------
Joseph E. Sutaris
  Chief Financial Officer and Secretary of the Company;
  Senior Vice President, Chief Financial Officer and Secretary of the Bank              0               *
-------------------------------------------------------------------------------------------------------------
James M. Salisbury
  Vice President and Treasurer of the Company;
  Vice President and Cashier of the Bank                                            1,600               *
-------------------------------------------------------------------------------------------------------------
All Directors and Executive Officers as a Group                                 4,027,940           35.93%
-------------------------------------------------------------------------------------------------------------



(1) The address of each director and executive officer owner is c/o The Wilber Corporation, 245 Main St., Oneonta, NY 13820.

(2) Under rule 13d-3 of the Securities Exchange Act of 1934, as amended, a person is considered a beneficial owner of a security if he / she has or shares voting power or investment power over the security or has the right to acquire beneficial ownership of the security within 60 days from the date of this filing. "Voting Power" is the power to vote or direct the voting of shares. "Investment Power" is the power to dispose or direct the disposition of shares.

(3) The amounts reported on this table do not include shares of stock held for the benefit of the executive officers through the Bank's deferred compensation "phantom" stock plan which may not be voted by such officers.

(4) There are 11,209,392 shares of the Company's stock issued and outstanding as of October 15, 2003. An asterick ("*") means that the percentage held is less than 1%.

(5) Mr. Moyer owns 26,084 shares directly and 9,600 as a joint tenant. Mr. Moyer's spouse owns 32,960 shares.

(6) Mr. Wilber owns 102,456 shares personally and 200,000 shares as a fiduciary. Mr. Wilber's spouse owns 97,120 shares.

(7)   Mr. Devine owns 80,656 shares personally and 3,864 shares as a fiduciary.

Item 5: Directors and Executive Officers

A. DIRECTORS OF THE REGISTRANT

The following is a list of the names, ages, offices held, and business experience of all directors of the Company. The ages are as of October 15, 2003. None of the listed directors serve as directors for other companies with a class of securities registered pursuant to the Exchange Act or as an investment company under the Investment Company Act of 1940, nor are any directors involved in legal proceedings, which limit their activities to serve as a director of the Company or the Bank. All directors are elected to serve for a one-year term or until his or her successor is duly nominated and elected. None of the directors' business interests are subsidiaries or affiliates of the Company or Bank.

Table of the Company's Directors:

--------------------------------------------------------------------------------
Name                    Age
----                    ---
--------------------------------------------------------------------------------
Brian R. Wright         59    Mr. Wright is Chairman of the Board of the Company
                              and the Bank. He was elected Chairman of the Bank
                              in 1981 and Chairman of the Company in 1982. Mr.
                              Wright is also special counsel to the law firm of
                              Hinman, Howard & Kattell LLP.
--------------------------------------------------------------------------------
Robert W. Moyer         70    Mr. Moyer is Vice Chairman of the Company. He
                              became a Director of the Bank in 1971 and the
                              Company in 1974. He was first elected President
                              and CEO of the Bank in 1972, Vice Chairman and CEO
                              in 1986. Mr. Moyer retired as CEO in December of
                              1997.
--------------------------------------------------------------------------------
Alfred S. Whittet       60    President and CEO of the Company and the Bank
                              since 1998. Director of the Company and the Bank
                              since 1986. Previously, Mr. Whittet has served as
                              President and COO, Executive Vice President,
                              Secretary, Vice President, and Assistant Vice
                              President of the Bank; and Secretary of the
                              Company. Mr. Whittet has been with Wilber National
                              Bank since 1972.
--------------------------------------------------------------------------------
David F. Wilber, III    59    Mr. Wilber has been a director of the Bank since
                              1970 and the Company since 1982. Mr. Wilber owns,
                              operates and manages several real estate ventures
                              in the Company's primary market area.
--------------------------------------------------------------------------------
James F. VanDeusen      66    Mr. VanDeusen has been a director of the Bank
                              since 1977 and the Company since 1982. Mr.
                              VanDeusen is President of Southern New York Claim
                              Service, an insurance claims adjustment company.
--------------------------------------------------------------------------------
Philip J. Devine        67    Mr. Devine has been a director of the Bank since
                              1979 and the Company since 1982. Mr. Devine is in
                              a private law practice.
--------------------------------------------------------------------------------

B. EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

The names and ages of the executive officers of the Company who are not directors and serve at the pleasure of the Board and the positions held by each are presented in the following table. The officers are appointed annually by the Board of Directors.

Table of the Company's Executive Officers:

--------------------------------------------------------------------------------
Name                    Age   Positions Held and Years from Which Held
--------------------------------------------------------------------------------
Douglas C. Gulotty      40    Executive Vice President of the Bank since 2000.
                              Previously, Mr. Gulotty served as Senior Vice
                              President - Customer Delivery Division, Vice
                              President - Retail, Commercial Loan Officer,
                              Assistant Vice President Branch Administration,
                              Investment Services Officer of the Bank. Mr.
                              Gulotty has been with Wilber National Bank since
                              1985.

--------------------------------------------------------------------------------
Joseph E. Sutaris       36    CFO of the Bank and the Company since 2003. Senior
                              Vice President of the Bank since 2000. Secretary
                              of the Company and the Bank since 1998.
                              Previously, Mr. Sutaris has served as Vice
                              President of Planning and Finance and Planning and
                              Finance Officer of the Bank. Mr. Sutaris has been
                              with Wilber National Bank since 1995.
--------------------------------------------------------------------------------
James M. Salisbury      61    Vice President and Treasurer of the Company since
                              1982. Vice President and Cashier of the Bank since
                              1979. Prior to 1979, Mr. Salisbury served as Vice
                              President of Operations. Mr. Salisbury has been
                              with Wilber National Bank since 1978.
--------------------------------------------------------------------------------

Item 6: Executive Compensation

Compensation Summary. The following table sets forth information regarding total compensation and compensatory awards received in the last three years by the Chief Executive Officer and each of the three other executive officers whose salary and bonus exceeded $100,000 in fiscal 2002. Executive officers whose salary and bonus did not exceed $100,000 and Bank employees not deemed "executive officers" of the Company who earned more than $100,000 in salary and bonus are excluded from this table.

Summary Compensation Table:

                                                                                        Long Term Compensation
                                                                                ------------------------------------
                                            Annual Compensation                        Awards              Payouts
--------------------------------------------------------------------------------------------------------------------------------
           (a)                      (b)        (c)         (d)        (e)          (f)          (g)          (h)        (i)
           Name                                                      Other      Restricted   Securities
           and                                                       Annual       Stock      Underlying               All Other
         Principal                                                   Compen-      Awards      Options/       LTIP      Compen-
         Position                   Year    Salary ($)   Bonus ($)  sation ($)     ($)         SARs(#)    Payouts ($) sation ($)
--------------------------------------------------------------------------------------------------------------------------------
     Alfred S. Whittet              2002     223,845      45,000       5,386          0            0           0       125,666
President & Chief Executive    -------------------------------------------------------------------------------------------------
          Officer                   2001     211,175      35,000       3,838          0            0           0             0
                               -------------------------------------------------------------------------------------------------
                                    2000     190,000      41,000       5,757          0            0           0             0
--------------------------------------------------------------------------------------------------------------------------------
     Douglas C. Gulotty             2002     147,820      32,900       2,457          0            0           0             0
  Executive Vice President     -------------------------------------------------------------------------------------------------
                                    2001     125,239      22,950       3,228          0            0           0             0
                               -------------------------------------------------------------------------------------------------
                                    2000     109,487      11,810       3,246          0            0           0             0
--------------------------------------------------------------------------------------------------------------------------------
     Joseph E. Sutaris              2002     101,231      13,201          --          0            0           0             0
  Chief Financial Officer,     -------------------------------------------------------------------------------------------------
   Senior VP & Secretary            2001      94,594      10,573          --          0            0           0             0
                               -------------------------------------------------------------------------------------------------
                                    2000      76,687       6,101          --          0            0           0             0
--------------------------------------------------------------------------------------------------------------------------------
     James M. Salisbury             2002      99,260      12,524          --          0            0           0             0
 Vice President & Treasurer    -------------------------------------------------------------------------------------------------
                                    2001      93,828      10,450          --          0            0           0             0
                               -------------------------------------------------------------------------------------------------
                                    2000      93,145       6,978          --          0            0           0             0
--------------------------------------------------------------------------------------------------------------------------------



Notes to Summary Compensation Table (note references to columns):

(c) Salary is base salary, including amounts that are deferred. Under the bank's deferred compensation plan, Mr. Whittet may elect to defer a portion of his base salary into the bank's deferred compensation plan. The amounts presented include amounts deferred.

(d) Bonuses include incentive payments made to executive officers for obtaining certain performance measures. Mr. Whittet's bonus is determined annually by the Company's Compensation Committee comprised of independent Directors. The remaining executive officers' bonuses are determined annually by the Chief Executive Officer based upon performance measures approved by the Bank's Board of Directors. All of the executive officers, at their election, may defer all or a portion of their annual bonus into the bank's deferred compensation plan. The amounts presented include amounts deferred.

(e) Other annual compensation includes compensation related to personal miles for use of Company vehicles. The Company also pays Country Club dues for Mr. Whittet.

(f), (g), (h) The Company does not provide any long term incentive plans for its executive officers. (i) During 2002 the Bank's Board of Directors granted Mr. Whittet a Supplemental Executive Retirement Plan ("SERP") benefit. The amount provided in column (I) represents the amount accrued during 2002 for this benefit. Additional details regarding the SERP are provided below.

Executive Officer Deferred Compensation Plan. The Executive Officers of the Company may elect to defer a portion of their annual bonus under a Deferred Compensation Plan established in 1985 and amended in 1999. Mr. Whittet may also defer a portion of his salary under the plan. The benefit provided to the participants is the ability to defer payment of the elected salary and bonus amounts for Federal and State income taxes purposes, as well as the ability to defer payment of taxes on capital appreciation and income earned on the "phantom stock" or underlying investments purchased for their account until time of withdrawal. The plan vests immediately and is not tied to long-term performance goals. The Company does not provide a matching benefit for participants. The participant's account is not held by the Company in trust, escrow or similar fiduciary capacity. Accordingly, neither the participant nor the participant's legal representative shall have any right against the Company with respect to any portion of the account, except as a general unsecured creditor. The participants may withdrawal funds upon the termination of their employment, retirement or in the event of financial hardship. The participants may make withdrawals from their deferred compensation upon retirement or termination in
(i) a lump sum not later than 90-days after termination, or (ii) in monthly installments for a designated number of months not to exceed 60 months, or any combination of (i) and (ii). The eligible securities under the plan include (i) the common stock of the Company, i.e., the "phantom stock" component, (ii) U.S. Government debt obligations or, (iii) equities and debt instruments, including mutual funds, used as investments by the Trust Department of the Bank. The following table sets forth the deferred amounts included in columns (c) and (d) of the Executive Compensation table above for the periods indicated.

Deferred Compensation Table:

                                    Annual Deferred Compensation
-------------------------------------------------------------------
             (a)                    (b)        (c)         (d)
            Name
            and
          Principal                          Deferred    Deferred
          Position                  Year    Salary ($)   Bonus ($)
------------------------------------------------------------------
                                    2002      23,845      45,000
      Alfred S. Whittet         ----------------------------------
 President & Chief Executive        2001      41,175      35,000
           Officer              ----------------------------------
                                    2000      25,000      30,750
------------------------------------------------------------------
                                    2002          --      12,900
     Douglas C. Gulotty         ----------------------------------
  Executive Vice President          2001          --       4,050
                                ----------------------------------
                                    2000          --          --
------------------------------------------------------------------
      Joseph E. Sutaris             2002          --       6,600
  Chief Financial Officer,      ----------------------------------
    Senior VP & Secretary           2001          --          --
                                ----------------------------------
                                    2000          --          --
------------------------------------------------------------------
     James M. Salisbury             2002          --          --
 Vice President & Treasurer     ----------------------------------
                                    2001          --          --
                                ----------------------------------
                                    2000          --          --
------------------------------------------------------------------

Split-Dollar Life Insurance Plan. The Company provides a split-dollar life insurance plan for its senior officers. Currently, 15 senior officers of the Company and the Bank participate in the split-dollar life insurance plan, including all of the executive officers listed in the Summary Compensation Plan table above. Mr. Moyer, retired Chief Executive Officer and current Vice Chairman of the Company, also participates in the plan due to his previous employment with the Company. The plan provides each participant a life insurance benefit during his / her employment with the Bank, a post-retirement benefit, as well as other benefits in the event of disability, change of control, resignation and termination. Eligibility is determined at the sole discretion of the Company's Compensation Committee. The vested benefits are different for participants with less than five years of continuous service as a senior officer, as compared to participants with five or more years of continuous service as a senior officer. All of the Executive Officers listed in the summary compensation table above have five or more years of continuous service as a senior officer of the Company. Accordingly, the benefit summaries provided below are for those executive officers with five or more years of continuous service to the Company.

During employment the split-dollar life insurance plan provides each participant's named beneficiary with a fully-vested death benefit equaling four
(4) times the participant's most recent base salary (the same benefit as provided to the Bank's eligible full-time employees under the group term life insurance plan). Mr. Moyer's and Mr. Whittet's agreements are subject to a maximum death benefit of $700,000. The remaining participants are subject to a maximum death benefit of $500,000.

A participant who voluntarily terminates his / her employment on or after the age of 62 is entitled to a lifetime death benefit equal to four (4) times his / her last annual base salary. A participant who retires before age 62, but whose age at retirement plus years of service are equal to or greater than 70 is also entitled to a lifetime death benefit equal to four (4) times his / her last base annual salary. A participant who voluntarily resigns from the Company and does not meet this early retirement test is entitled to a lifetime death benefit of $25,000. A participant whose employment is terminated due to disability, is entitled to a lifetime benefit equal to four (4) times his / her last base salary.

In the event a participant's employment is terminated following a change in control, the participant is entitled to a lifetime death benefit equal to four
(4) times his / her last base salary. A change of control is defined as: (i) a transaction where a consolidation or merger occurs of either the Company or the Bank and neither is the surviving corporation, (ii) a transaction where the common shares of either Wilber or the Bank are exchanged for cash, securities or other property, (iii) a transaction involving the sale, lease or exchange of all, or substantially all, of the assets of the Company or the Bank, (iv) a transaction where the stockholders of the Company approve a plan of liquidation, or (v) a transaction where any person other than the Company becomes the beneficial owner of 50% or more of the Bank's outstanding stock.

In the event a participant is terminated for cause, as defined in the split-dollar agreement, the participant is entitled to a lifetime death benefit equal to $10,000.

A participant who is terminated for reasons other than cause is entitled to a lifetime death benefit equal to four (4) times his / her last annual base salary if his / her age plus years of service are equal to or greater than 70. A participant who is terminated for reasons other than cause who does not meet the above test is entitled to a lifetime death benefit equal to his / her last base salary.

The Company financed the plan through the purchase of bank-owned life insurance policies on the lives of the participants. The participants, however, are not eligible to receive any distributions from the plan or underlying life insurance policies. The benefits are strictly limited to the death benefits explained above.

Defined Benefit Pension Plan. The amounts set forth below are amounts which would be paid pursuant to the company's Defined Benefit Pension Plan at the individual's normal retirement age (65), assuming indicated final average salary and the indicated years of creditable service and assuming the normal form of benefit will be elected.

Pension Plan Table:

                     Approximate Annual Retirement Benefit

                                Years of Credited Service (1)
Average Final  -----------------------------------------------------------------
Compensation      10        15       20       25        30        35        40
--------------------------------------------------------------------------------

   $50,000      $8,067   $12,101   16,134   18,918    21,702    24,485    26,985
    75,000     $13,067   $19,601   26,134   30,793    35,452    40,110    43,860
   100,000     $18,067   $27,101   36,134   42,668    49,202    55,735    60,735
   125,000     $23,067   $34,601   46,134   54,543    62,952    71,360    77,610
   150,000     $28,067   $42,101   56,134   66,418    76,702    86,985    94,485
   175,000     $33,067   $49,601   66,134   78,293    90,452   102,610   111,360
   200,000     $38,067   $57,101   76,134   90,168   104,202   118,235   128,235
   225,000     $38,067   $57,101   76,134   90,168   104,202   118,235   128,235
   250,000     $38,067   $57,101   76,134   90,168   104,202   118,235   128,235
   300,000     $38,067   $57,101   76,134   90,168   104,202   118,235   128,235
   400,000     $38,067   $57,101   76,134   90,168   104,202   118,235   128,235

Compensation covered by the plan includes base salary (including pre-tax amounts set aside for the Company's 401(k) plan contribution and medical flex plan), short-term disability payments and annual bonus payments. Compensation presented in columns (e) and (i) of the Summary Compensation Table and deferred salary and bonus amounts are excluded from the calculated covered compensation base.

To calculate annual retirement benefits, we determine "average final compensation" by averaging the participant's last five years of covered compensation. Upon determining the average final compensation, we calculate the annual retirement benefits is as follows:

Formula for determining the annual retirement benefit:

      2.00% X average final compensation X years of service up to 20, PLUS

      1.50% X average final compensation X years of service more than 20 up to 35, PLUS

      1.00% X average final compensation X years of service more than 35, LESS

      0.49% X Social Security Covered Compensation X 35.

Mr. Whittet has 30 years of credit service, Mr. Gulotty 17 years, Mr. Sutaris 7 years, and Mr. Salisbury has 24 years.

Mr. Whittet's annual covered compensation base for pension plan purposes is less than the annual amount set forth in the Summary Compensation Table due to deferrals of base salary and annual bonuses over each of the last three years.

Supplemental Executive Retirement Plan ("SERP"). In December 2002, the Bank entered into Supplemental Executive Retirement Plan Agreements with Mr. Whittet and Mr. Moyer. The SERP agreements provide both Mr. Whittet and Mr. Moyer with supplemental retirement benefits in addition to defined benefit pension plan benefits.

Mr. Whittet's agreement provides him with a $50,000 annual supplemental retirement benefit for life if he maintains continuous employment with the bank and retires on or after January 1, 2006. The vesting schedule for Mr. Whittet's SERP benefit is as follows:

SERP Benefit Vesting Table:

----------------------------------------------------------------------
                                                              Annual
                                                Vested      Retirement
         Date of Retirement                   Percentage      Benefit
----------------------------------------------------------------------
On or prior to December 31, 2003                 25%         $12,500
----------------------------------------------------------------------
January 1, 2004 through December 31, 2004        50%         $25,000
----------------------------------------------------------------------
January 1, 2005 through December 31, 2005        75%         $37,500
----------------------------------------------------------------------
On or after January 1, 2006                      100%        $50,000
----------------------------------------------------------------------

In the event Mr. Whittet's employment is voluntarily or involuntarily terminated prior to January 1, 2006 due to a change in control / ownership, (as defined within the SERP agreement), Mr. Whittet will receive $50,000 of benefits annually. If Mr.

Whittet's employment is involuntarily terminated prior to retirement for reasons other than cause he will receive 84% of the fully-vested benefit or $42,000 per year. The SERP agreement with Mr. Whittet also provides a 50% survivor benefit for his spouse should he pre-decease her. In the event Mr. Whittet dies prior to retirement, a benefit equal to $21,000 multiplied by the vested percentage at the time of death will be paid to his spouse.

Mr. Moyer's agreement provides him with a $47,050 annual supplemental retirement benefit for life. Mr. Moyer's SERP agreement was fully-vested (100%) at inception. Mr. Moyer's SERP agreement provides a 50% survivor benefit for his spouse should he pre-decease her.

Accounting rules require that the Bank maintain a liability on its balance sheet, which fully-reflects the projected benefit obligation for the SERP agreements. The liability is based upon the current vested percentage of each participant's benefit and the actuarial life expectancy of the participants and their respective spouses. During 2002, we expensed $541 thousand for this purpose, $126 thousand for Mr. Whittet's agreement and $415 thousand for Mr. Moyer's agreement. Additionally, we expect to incur additional expenses throughout the life of the agreements.

The SERP agreements are binding obligations of the Bank and any successor. However, the Bank or its successor is under no obligation to set aside, earmark or entrust any fund or money with which to pay its obligations under this retirement plan. Accordingly, Mr. Whittet, Mr. Moyer and their beneficiaries shall be and remain a general creditor of the Bank or its successor(s) in the same manner as any other general creditor having a general claim for matured or unpaid compensation. Neither Mr. Whittet, Mr. Moyer nor their beneficiaries, shall have any power or right to transfer, assign or otherwise encumber in advance any benefits payable under their agreements. The "Named Fiduciary and Plan Administrator" for the SERP is the Executive Committee of the Board of Directors of the Bank.

Employment Contracts and Change-in-Control Agreements with Executive Officers. The employment of Mr. Whittet is governed by an Employment Agreement. The agreement became effective on January 1, 1998 for an indefinite term. Under the agreement, Mr. Whittet is paid an annual base salary set by the Compensation Committee of the Company. In addition, Mr. Whittet is entitled to receive an annual incentive bonus provided that performance objectives established by the Board of Directors are satisfied. The agreement provides for certain other benefits, including participation in all executive plans and arrangements and an automobile allowance.

Mr. Whittet also has a Severance Compensation Agreement with the Company, which became effective on January 1, 1998. Under the agreement, Mr. Whittet is entitled to receive a severance amount equal to three (3) times the average of his aggregate annual compensation, in the event his employment is terminated following a change in control of the Company or the Bank for reasons other than disability, retirement, or cause. The aggregate annual compensation is determined by summing Mr. Whittet's Federally taxable wages, deferred salary and deferred bonuses for the three (3) year period prior to the change in control and dividing the sum by three. Based on this formula, Mr. Whittet would have been entitled to a severance amount of $746,020 if a change in control event had occurred on December 31, 2002. In the event of a change in control and subsequent termination of Mr. Whittet, the payments will be made in three equal annual installments, one five days after the date of termination, and the first and second anniversary thereof. If Mr. Whittet were to die while any amounts are still payable to him under the agreement, all such amounts shall be paid to Mr. Whittet's estate or stated designee. In the event a severance payment would constitute a "parachute payment" as defined by the Internal Revenue Service, the severance payment shall be reduced to the largest amount possible without imposing an excise tax to the Company under Section 4999 of the Internal Revenue Code. If Mr. Whittet is employed by a competitor of the Bank located within 75 miles of the Bank's Main Office in Oneonta, NY, within three years from the date of termination, the severance amount will be reduced by the wages paid. The agreement also provides Mr. Whittet with an additional pension benefit in the event a change in control and subsequent termination occurred prior to the age of 62. The benefit effectively entitles Mr. Whittet with retirement benefits, as if, he were employed by the Company until age 62. The agreement terminates on Mr. Whittet's 62nd birthday.

Mr. Gulotty and Mr. Sutaris entered into Retention Bonus Agreements with the Bank on September 15, 1999. The agreements provide Mr. Gulotty and Mr. Sutaris a one-time lump sum bonus amount if they are employed in their current capacity upon the consummation of a change in control of the Bank. Mr. Gulotty's agreement provides him with a bonus amount equal to 200% of his current annual salary. Under the agreement, if Mr. Gulotty voluntarily terminates his employment within 6 months of the date of consummation of the change in control, he is restricted from being employed by a competitor of Wilber National Bank within 75 miles of the Bank's Main Office in Oneonta, NY for a period of 180 days following the date of such termination. Mr. Sutaris' retention bonus agreement provides him with a bonus amount equal to 150% of his current annual salary. Under the agreement, if Mr. Sutaris voluntarily terminates his employment within six (6) months of the date of consummation of the change in control, he is restricted from being employed by a competitor of Wilber National Bank within 75 miles of the Bank's Main Office in Oneonta, NY for a period of 60 days following the date of such termination. Both agreements expire on September 30, 2004. In the event a retention bonus payment would constitute a "parachute payment" as defined by the Internal Revenue Service, the severance payment shall be reduced to the largest amount possible without imposing an excise tax to the Company under
Section 4999 of the Internal Revenue Code.

In each of these agreements, "change of control" is generally defined to mean:
(i) a transaction where a consolidation or merger occurs of either the Company or the Bank and neither is the surviving corporation, (ii) a transaction where the common shares of either the Company or the Bank are exchanged for cash, securities or other property, (iii) a transaction involving the sale, lease or exchange of all, or substantially all, of the assets of the Company or the Bank,
(iv) a transaction where the stockholders of the Company approve a plan of liquidation, or (v) a transaction where any person other than the Company becomes the beneficial owner of 50% or more of the Bank's outstanding stock.

Compensation of Directors. The Company maintains a Board of Directors comprised of six (6) members. The directors are paid $800 for each board meeting they attend and $200 for each committee meeting they attend. Company board meetings are generally held monthly. Committee meetings are held as needed.

The Bank maintains a separate board of directors currently comprised of twelve
(12) members. All of the Company's directors also serve as directors of the bank with the exception of Mr. Moyer. The directors are paid $600 for each board meeting they attend and $200 for each committee meeting they attend. Mr. Whittet serves as a member of both the Bank's and the Company's Board of Directors, but is not paid to attend board or committee meetings. Total director's fees paid to the directors of the Company and the Bank during 2002 were $186 thousand.

All directors may also elect to defer all or a portion of their fees into a deferred compensation plan. A total of four (4) directors participated in this plan during 2002.

During 2002 and 2001 respectively, Mr. Moyer received $56,705 and $55,665 of compensation for advisory / consulting services provided to the Bank and the Company. The special arrangement was terminated on December 31, 2002.

Compensation Committee Interlocks. The compensation committee of the Company is comprised of five (5) members of the Company's board of directors, Mr. Wright, Mr. Devine, Mr. VanDeusen, Mr. Wilber and Mr. Moyer. All of the directors who serve on the compensation committee are independent directors. Mr. Moyer, Vice Chairman of the Board, was formerly the President & CEO of the Company and the Bank. He retired from those positions in 1997. Mr. Wright, Chairman of the Board of the Company, is special counsel for Hinman, Howard & Kattell, LLP, the Company's and the Bank's general legal counsel.

Item 7: Certain Relationships and Related Transactions

Each of the Company's executive officers and each of the Company's directors maintain either deposit, loan, trust, or investment accounts and / or insurance policies with or through the Bank. These transactions are conducted in the normal course of business and are governed by the Bank's code of ethics. Banking regulation requires that all loans made to executive officers and directors be approved by the full board of directors of the Bank and reported annually to the Office of the Comptroller of the Currency (the Bank's primary regulator) to assure the loans were granted under substantially the same terms as loans granted to other similar borrowers. There have been no transactions with the Executive Officers or the Company's directors exceeding $60,000 during the 2-year period preceding September 30, 2003. However, as noted in Item 6 above, Mr. Wright, Chairman of the Board, is special counsel for Hinman, Howard & Kattell, LLP, the Company's and the Bank's general legal counsel.

Item 8: Legal Proceedings

The Company is not the subject of any material pending legal proceedings, other than ordinary routine litigation occurring in the normal course of its business.

On an ongoing basis, the Bank also becomes subject to various legal claims from time to time, which arise in the normal course of business. The various pending legal claims against the Bank will not, in the opinion of management based upon consultation with counsel, result in any material liability

Item 9: Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

The common stock of The Wilber Corporation is inactively traded on Nasdaq's Over-the-Counter Bulletin Board market or "OTCBB." Market makers for the stock are Ryan, Beck and Company, Monroe Securities, Inc., Hill Thompson Magid, L.P., Knight Equity Markets, L.P., Schwab Capital Markets, L.P., and Stifel, Nicolaus & Company, Incorporated. At October 15, 2003 there were 593 stockholders of record. The closing price of the common stock at October 15, 2003 was $13.00 per share.

Common Stock Market Price and Dividend Table:

                            2003                                 2002                                 2001
               -----------------------------    ----------------------------------------   ---------------------------
                                                                                 Extra
                 High       Low     Dividend      High      Low     Dividend    Dividend    High      Low     Dividend
               -----------------------------    ----------------------------------------   ---------------------------
4th Quarter                                     $ 10.69    $ 8.69    $0.0900    $0.0150    $ 8.19    $ 7.94    $0.0880
3rd Quarter    $ 13.75    $ 10.20    $0.0925    $  9.50    $ 8.63    $0.0900         --    $ 8.25    $ 7.94    $0.0880
2nd Quarter    $ 10.81    $  9.81    $0.0925    $  8.63    $ 7.97    $0.0900         --    $ 8.13    $ 7.69    $0.0880
1st Quarter    $ 10.25    $  9.78    $0.0925    $  8.37    $ 7.94    $0.0900         --    $ 8.88    $ 7.81    $0.0880

(1) All prices and dividends provided in this table have been adjusted for the 4:1 stock split approved on September 5, 2003.

Item 10: Recent Sales of Unregistered Securities

The Company has not sold any unregistered securities within the past three years.

Item 11: Description of Registrant's Securities to be Registered

The Company desires to register its common stock with the Securities and Exchange Commission pursuant to Section 12(b) of the Securities Exchange Act of 1934. This means the Company is applying to list its common stock on the American Stock Exchange ("AMEX") simultaneous with this registration statement. It is management's opinion that the Company will meet the AMEX's listing qualifications and begin active trading on the AMEX upon acceptance of this registration statement by the Securities and Exchange Commission. At that time, the stock will be no longer be traded on the Nasdaq's OTCBB market.

The Company has authorized 16,000,000, $0.01 par value shares of common stock. At October 15, 2003, 11,209,392 shares are issued and outstanding, 2,752,272 shares are held in treasury by the Company, and 2,038,336 are unissued.

Rights and Voting. Shareholders of record of the Company's common stock have full rights to dividends declared by the Company's Board of Directors. Each share of stock entitles the holder to one (1) vote. However, in all elections of Directors of the Company, each shareholder is entitled to cumulative voting, which means that they have votes equal to the number of votes he / she would be entitled to cast for the election of Directors multiplied by the number of Directors to be elected. The shareholder may cast all of such votes for a single Director or may distribute them among the number to be voted for, or any two or more of them, as the shareholder sees fit. For example, a shareholder who owns one hundred (100) shares on a record date to vote for six (6) directors will hold six hundred votes (600). The shareholder, at his / her election, may (i) place 100 votes for each of the nominated directors, or (ii) place 600 votes for one of the nominated directors, or (iii) place 400 votes for one director and 200 votes for another director, or (iv) any other combination, as long as, the total votes do not exceed 600.

No merger, consolidation, liquidation or dissolution of the Company nor any action that would result in the sale or other disposition of all or substantially all of the assets of the Company shall be valid unless first approved by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of common stock. This requirement cannot be changed without the affirmative vote of holders of at least a sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of common stock.

Item 12: Indemnification of Directors and Officers

For indemnification of the directors, officers and employees of the Company see
Article 22 of the Company's by-laws attached in Item 15 of this document.

Item 13: Financial Statements and Supplementary Data

The table provided below provides unaudited selected quarterly financial data of the Company for the periods stated.

Table of Selected Unaudited Quarterly Data:

                                                     2003                                         2002
                                   ---------------------------------------------------------------------------------------
Selected Unaudited Quarterly
Financial Data                        Second         First         Fourth          Third         Second         First
                                   ---------------------------------------------------------------------------------------
(Dollars in Thousands)

Interest income                    $     9,783    $    10,024    $    10,347    $    10,456    $    10,599    $    10,234

Interest expense                         3,609          3,797          4,059          4,300          4,364          4,447
                                   ---------------------------------------------------------------------------------------
Net interest income                      6,174          6,227          6,288          6,156          6,235          5,787

Provision for loan losses                  435            420            480            480            480            480
                                   ---------------------------------------------------------------------------------------
Net interest income after                5,739          5,807          5,808          5,676          5,755          5,307
provision for loan losses
                                   ---------------------------------------------------------------------------------------
Investment Security Gains
(Losses), Net                              297            422            192            140             86             70
                                   ---------------------------------------------------------------------------------------
Other non-interest income                1,225          1,166          1,110          1,298          1,107          1,261
                                   ---------------------------------------------------------------------------------------
Non-interest expense                     4,098          4,024          4,597          3,865          3,541          3,956
                                   ---------------------------------------------------------------------------------------
Income before income tax expense   $     3,163    $     3,371    $     2,513    $     3,249    $     3,407    $     2,682
                                   ---------------------------------------------------------------------------------------
Income tax expense                         871            975            644            939            983            723
                                   ---------------------------------------------------------------------------------------
Net income                         $     2,292    $     2,396    $     1,869    $     2,310    $     2,424    $     1,959
                                   =======================================================================================

Basic earnings per share           $      0.20    $      0.21    $      0.17    $      0.21    $      0.21    $      0.17
                                   =======================================================================================
Basic weighted average shares
outstanding                         11,217,820     11,229,248     11,257,060     11,260,068     11,448,032     11,321,176
                                   =======================================================================================

Net interest margin                       3.57%          3.67%          3.75%          3.72%          3.90%          3.78%

Return on average assets                  1.27%          1.31%          1.05%          1.31%          1.43%          1.20%

Return on average equity                 14.27%         14.75%         11.78%         14.90%         17.00%         13.99%

Efficiency ratio (1)                     52.80%         52.09%         61.65%         51.18%         47.85%         55.68%

                                                            2001
                                   --------------------------------------------------------
Selected Unaudited Quarterly
Financial Data                       Fourth          Third         Second          First
                                   --------------------------------------------------------
(Dollars in Thousands)

Interest income                    $    10,437    $    10,619    $    10,579    $    10,658

Interest expense                         4,574          5,021          5,298          5,556
                                   --------------------------------------------------------
Net interest income                      5,863          5,598          5,281          5,102

Provision for loan losses                  460            360            360            360
                                   --------------------------------------------------------
Net interest income after                5,403          5,238          4,921          4,742
provision for loan losses
                                   --------------------------------------------------------
Investment Security Gains
(Losses), Net                               77            198             --              4
                                   --------------------------------------------------------
Other non-interest income                1,367          1,089          1,159            940
                                   --------------------------------------------------------
Non-interest expense                     3,728          3,262          3,527          3,477
                                   --------------------------------------------------------
Income before income tax expense   $     3,119    $     3,263    $     2,553    $     2,209
                                   --------------------------------------------------------
Income tax expense                         905            956            670            567
                                   --------------------------------------------------------
Net income                         $     2,214    $     2,307    $     1,883    $     1,642
                                   ========================================================

Basic earnings per share           $      0.20    $      0.20    $      0.17    $      0.14
                                   ========================================================
Basic weighted average shares
outstanding                         11,340,360     11,358,328     11,386,120     11,412,632
                                   ========================================================

Net interest margin                       4.02%          3.95%          3.83%          3.82%

Return on average assets                  1.42%          1.54%          1.29%          1.16%

Return on average equity                 15.58%         16.83%         14.25%         12.78%

Efficiency ratio (1)                     50.44%         47.57%         53.52%         56.07%

(1) The Efficiency Ratio is calculated by dividing total non-interest expense less amortization of intangibles and other real estate expense by tax-equivalent net interest income plus non-interest income other than securities gains and losses

                          Independent Auditors' Report

The Board of Directors of The Wilber Corporation:

      We have audited the accompanying consolidated statements of condition of The Wilber Corporation and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Wilber Corporation and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP

Albany, New York
February 7, 2003

The Wilber Corporation
Consolidated Statements of Condition

                                                                 Unaudited
                                                                  June 30,          December 31,
dollars in thousands except share and per share data                2003         2002         2001
----------------------------------------------------------------------------------------------------
Assets
Cash and Due from Banks                                          $  11,561    $  13,071    $  12,683
Time Deposits with Other Banks                                      13,295       15,993       18,195
Federal Funds Sold                                                  24,100       18,000        9,500
                                                                 ---------    ----------------------
 Total Cash and Cash Equivalents                                    48,956       47,064       40,378
Securities Available-for-Sale, at Fair Value (Note 2)              252,998      234,542      188,712
Securities Held-to-Maturity, Fair Value of $39,024 (unaudited)
 at June 30, 2003, $43,952 at December 31, 2002 and $46,400 at
 December 31, 2001 (Note 2)                                         38,585       42,837       46,017
Loans (Note 3)                                                     362,478      358,295      329,544
 Allowance for Loan Losses (Note 4)                                 (5,786)      (5,392)      (4,476)
                                                                 ---------    ----------------------
 Loans, Net                                                        356,692      352,903      325,068
                                                                 ---------    ----------------------
Premises and Equipment, Net (Note 5)                                 5,703        5,954        5,735
Bank Owned Life Insurance                                           14,101       13,766       10,164
Goodwill (Note 6)                                                    2,682        2,682          805
Intangible Assets, Net (Note 6)                                        520          576          398
Other Assets                                                         9,168        9,838        9,510
                                                                 ---------    ----------------------
 Total Assets                                                    $ 729,405    $ 710,162    $ 626,787
                                                                 =========    ======================

Liabilities and Stockholders' Equity
Deposits:
 Demand                                                          $  55,975    $  53,527    $  52,214
 Savings, NOW and Money Market Deposit Accounts                    244,627      230,217      186,647
 Certificates of Deposit (Over $100M)                               90,435       82,192       77,922
 Certificates of Deposit (Under $100M)                             163,895      156,338      149,710
 Other Time Deposits                                                27,959       26,807       24,519
                                                                 ---------    ----------------------
 Total Deposits                                                    582,891      549,081      491,012
                                                                 ---------    ----------------------
Borrowings (Note 8)                                                 74,412       86,606       73,043
Other Liabilities                                                    7,350       11,313        6,905
                                                                 ---------    ----------------------
 Total Liabilities                                                 664,653      647,000      570,960
                                                                 ---------    ----------------------

Stockholders' Equity:
 Common Stock, No Par Value, 3,490,419 Shares Issued
     at June 30, 2003 (Unaudited), December 31, 2002 and 2001        2,182        2,182        2,182
 Additional Paid in Capital                                          2,182        2,182        2,182
 Retained Earnings                                                  77,091       74,439       70,149
 Accumulated Other Comprehensive Income                              3,672        4,242          520
 Treasury Stock at Cost, 688,068 Shares at June 30, 2003
     (unaudited), 676,151 Shares at December 31, 2002 and
     655,835 Shares at December 31, 2001                           (20,375)     (19,883)     (19,206)
                                                                 ---------    ----------------------
 Total Stockholders' Equity                                         64,752       63,162       55,827
                                                                 ---------    ----------------------
 Total Liabilities and Stockholders' Equity                      $ 729,405    $ 710,162    $ 626,787
                                                                 =========    ======================

See accompanying notes to consolidated financial statements.

The Wilber Corporation
Consolidated Statements of Income

                                                               Unaudited
                                                        Six-Months Ended June 30,                 Year Ended December 31
dollars in thousands except share and per share data       2003            2002            2002            2001            2000
----------------------------------------------------------------------------------------------------------------------------------
Interest Income
Interest and Fees on Loans                             $    12,531     $    13,278     $    26,503     $    29,025     $    30,397
Interest and Dividends on Securities:
  U.S. Government and Agency Obligations                     5,158           4,861           9,839           7,866           9,202
  State and Municipal Obligations                              965           1,008           1,992           2,180           2,254
  Other                                                        538             949           1,807           1,369             179
Interest on Federal Funds Sold and Time Deposits               615             737           1,495           1,853             294
                                                       ---------------------------     -------------------------------------------
  Total Interest Income                                     19,807          20,833          41,636          42,293          42,326
                                                       ---------------------------     -------------------------------------------
Interest Expense
Interest on Deposits:
  Savings, NOW and Money Market Deposit Accounts             1,360           1,656           3,316           3,804           4,443
  Certificates of Deposit (Over $100M)                       1,244           1,531           2,891           3,799           4,651
  Other Time                                                 3,021           3,568           6,828           9,007           9,586
Interest on Short-Term Borrowings                               60              96             189             406             726
Interest on Long-Term Borrowings                             1,721           1,960           3,946           3,433           2,032
                                                       ---------------------------     -------------------------------------------
  Total Interest Expense                                     7,406           8,811          17,170          20,449          21,438
                                                       ---------------------------     -------------------------------------------
Net Interest Income                                         12,401          12,022          24,466          21,844          20,888
Provisions for Loan Losses (Note 4)                            855             960           1,920           1,540           1,680
                                                       ---------------------------     -------------------------------------------
Net Interest Income After Provision for Loan Losses         11,546          11,062          22,546          20,304          19,208
                                                       ---------------------------     -------------------------------------------

Other Income
Trust Fees                                                     642             660           1,416           1,422           1,550
Service Charges on Deposit Accounts                            727             796           1,583           1,603           1,593
Commissions Income                                             257             252             428             336              --
Investment Security Gains (Losses), Net                        719             156             488             279              (1)
Other Income                                                   765             659           1,349           1,194           1,226
                                                       ---------------------------     -------------------------------------------
  Total Other Income                                         3,110           2,523           5,264           4,834           4,368
                                                       ---------------------------     -------------------------------------------
Other Expense
Salaries and Employee Benefits                               5,097           4,657          10,345           8,191           7,346
Net Occupancy Expense of Bank Premises                         716             562           1,158             914             962
Furniture and Equipment Expense                                400             381             810             846             812
Other                                                        1,909           1,733           3,646           4,043           3,616
                                                       ---------------------------     -------------------------------------------
  Total Other Expense                                        8,122           7,333          15,959          13,994          12,736
                                                       ---------------------------     -------------------------------------------
Income Before Taxes                                          6,534           6,252          11,851          11,144          10,840
Income Taxes                                                (1,846)         (1,765)         (3,289)         (3,098)         (2,982)
                                                       ---------------------------     -------------------------------------------
Net Income                                             $     4,688     $     4,487     $     8,562     $     8,046     $     7,858
                                                       ===========================     ===========================================

Weighted Average Shares Outstanding (1)                 11,219,264      11,312,556      11,285,340      11,374,128      11,497,212
Basic Earnings Per Share (1)                           $      0.42     $      0.40     $      0.76     $      0.71     $      0.68

See accompanying notes to consolidated financial statements.

(1) Share and per share information has been restated to give retroactive effect to the 4-for-1 stock split that was approved September 5, 2003.

The Wilber Corporation
Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income

                                                                                            Accumulated
                                                                     Additional                Other
                                                           Common     Paid in     Retained  Comprehensive   Treasury
dollars in thousands except share and per share data       Stock      Capital     Earnings   Income(Loss)     Stock        Total
---------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1999                                 $  2,182    $  2,182    $ 62,249     $ (2,214)    $(16,958)    $ 47,441
  Comprehensive Income:
     Net Income                                                 --          --       7,858           --           --        7,858
     Change in Net Unrealized Gain (Loss)
        on Securities, Net of Taxes                             --          --          --        1,884           --        1,884
                                                                                                                         --------
  Total Comprehensive Income                                                                                                9,742
                                                                                                                         --------
  Cash Dividends ($.35 per share)                               --          --      (4,024)          --           --       (4,024)
  Purchase of Treasury Stock (42,973 shares)                    --          --          --           --       (1,633)      (1,633)
                                                          --------    --------    --------     --------     --------     --------
Balance December 31, 2000                                 $  2,182    $  2,182    $ 66,083     $   (330)    $(18,591)    $ 51,526
                                                          --------    --------    --------     --------     --------     --------
  Comprehensive Income:
     Net Income                                                 --          --       8,046           --           --        8,046
     Change in Net Unrealized Gain (Loss)
        on Securities, Net of Taxes                             --          --          --          850           --          850
                                                                                                                         --------
  Total Comprehensive Income                                                                                                8,896
                                                                                                                         --------
  Cash Dividends ($.35 per share)                               --          --      (3,980)          --           --       (3,980)
  Purchase of Treasury Stock (19,169 shares)                    --          --          --           --         (618)        (618)
  Sale of Treasury Stock (100 shares)                           --          --          --           --            3            3
                                                          --------    --------    --------     --------     --------     --------
Balance December 31, 2001                                 $  2,182    $  2,182    $ 70,149     $    520     $(19,206)    $ 55,827
                                                          --------    --------    --------     --------     --------     --------
  Comprehensive Income:
     Net Income                                                 --          --       8,562           --           --        8,562
     Change in Net Unrealized Gain (Loss)
        on Securities, Net of Taxes                             --          --          --        3,722           --        3,722
                                                                                                                         --------
  Total Comprehensive Income                                                                                               12,284
                                                                                                                         --------
  Cash Dividends ($.37 per share)                               --          --      (4,272)          --           --       (4,272)
  Purchase of Treasury Stock (20,316 shares)                    --          --          --           --         (677)        (677)
                                                          --------    --------    --------     --------     --------     --------
Balance December 31, 2002                                 $  2,182    $  2,182    $ 74,439     $  4,242     $(19,883)    $ 63,162
                                                          --------    --------    --------     --------     --------     --------
  Comprehensive Income:
     Net Income (unaudited)                                     --          --       4,688           --           --        4,688
     Change in Net Unrealized Gain (Loss)
        on Securities, Net of Taxes (unaudited)                 --          --          --         (570)          --         (570)
                                                                                                                         --------
  Total Comprehensive Income (unaudited)                                                                                    4,118
                                                                                                                         --------
  Cash Dividends ($.09 per share) (unaudited)                   --          --      (2,036)          --           --       (2,036)
  Purchase of Treasury Stock (11,917 shares) (unaudited)        --          --          --           --         (492)        (492)
                                                          ----------------------------------------------------------     --------
Balance June 30, 2003 (Unaudited)                         $  2,182    $  2,182    $ 77,091     $  3,672     $(20,375)    $ 64,752
                                                          ----------------------------------------------------------     --------

See accompanying notes to consolidated financial statements.

Note: All per share information has been restated to give retroactive effect to the 4-for-1 stock split that was approved September 5, 2003.

The Wilber Corporation
Consolidated Statements of Cash Flows

                                                                               Unaudited
                                                                        Six-Months Ended June 30,      Year Ended December 31
dollars in thousands                                                        2003        2002        2002        2001        2000
---------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
 Net Income                                                              $  4,688    $  4,487    $  8,562    $  8,046    $  7,858
 Adjustments to Reconcile Net Income to Net Cash
 Provided by Operating Activities:
    Provision for Loan Losses                                                 855         960       1,920       1,540       1,680
    Depreciation and Amortization                                             434         436         931         950       1,098
    Net Amortization/Accretion of Investments                                 188          94         188         111          12
    Investment Security (Gains) Losses                                       (719)       (156)       (488)       (279)          1
    Deferred Income Taxes                                                    (196)        (65)       (373)         29         (15)
    Other Real Estate Losses                                                   33           7         188         122          93
    Increase in Cash Surrender Value of Bank Owned Life Insurance            (335)       (267)       (552)       (303)       (220)
    Increase in Other Assets                                               (1,708)     (1,327)       (584)       (694)     (1,213)
    (Decrease) Increase in Other Liabilities                                 (801)       (840)      1,455       2,015         295
                                                                         --------------------    --------------------------------
    Net Cash Provided by Operating Activities                               2,439       3,329      11,247      11,537       9,589
                                                                         --------------------    --------------------------------

Cash Flows from Investing Activities:
 Net Cash Provided by Branch Acquisition                                       --      29,168      29,168          --          --
 Proceeds from Maturities of Held-to-Maturity Investment Securities        16,543       4,722      13,749      10,921      66,172
 Purchases of Held-to-Maturity Investment Securities                      (12,298)     (5,218)    (10,635)    (10,654)    (56,979)
 Proceeds from Maturities of Available-for-Sale Investment Securities      62,324      16,419      43,581      45,449     103,864
 Proceeds from Sales of Available-for-Sale Investment Securities            8,781       8,311      21,181       7,484      11,022
 Purchases of Available-for-Sale Investment Securities                    (89,995)    (66,178)   (104,107)   (100,128)    (93,904)
 Purchase of Bank Owned Life Insurance                                         --          --      (3,050)     (5,000)         --
 Net Increase in Loans                                                     (4,702)    (10,014)    (26,797)     (6,231)     (4,685)
 Proceeds from Sales of Loans                                                  --          --          --          --       1,350
 Purchase of Premises and Equipment, Net of Disposals                        (126)       (864)       (853)     (1,661)       (923)
 Proceeds from Sale of Other Real Estate                                       47          98         966         442         925
                                                                         --------------------    --------------------------------
    Net Cash (Used in) Provided by Investing Activities                   (19,426)    (23,556)    (36,797)    (59,378)     26,842
                                                                         --------------------    --------------------------------

Cash Flows from Financing Activities:
 Net Increase (Decrease) in Demand Deposits, Savings, NOW,
    Money Market and Other Time Deposits                                   18,010      19,546      41,364      38,985      (4,718)
 Net Increase (Decrease) in Certificates of Deposit                        15,800      (6,366)    (17,951)     12,619     (10,055)
 Net (Decrease) Increase in Short-Term Borrowings                          (1,460)        852       2,730      (3,235)     (1,695)
 Increase in Long-Term Borrowings                                              --       5,000      21,000      14,200      42,500
 Repayment of Long-Term Borrowings                                        (10,734)       (958)    (10,167)     (2,187)    (40,900)
 (Decrease) Increase in Dividends Payable                                    (209)         --         209          --          --
 Purchase of Treasury Stock                                                  (492)       (481)       (677)       (618)     (1,633)
 Sale of Treasury Stock                                                        --          --          --           3          --
 Cash Dividends Declared                                                   (2,036)     (2,036)     (4,272)     (3,980)     (4,024)
                                                                         --------------------    --------------------------------
    Net Cash Provided by (Used in) Financing Activities                    18,879      15,557      32,236      55,787     (20,525)
                                                                         --------------------    --------------------------------
       Net Increase (Decrease) in Cash and Cash Equivalents                 1,892      (4,670)      6,686       7,946      15,906
Cash and Cash Equivalents at Beginning of Year                             47,064      40,378      40,378      32,432      16,526
                                                                         --------------------    --------------------------------
 Cash and Cash Equivalents at End of Period                              $ 48,956    $ 35,708    $ 47,064    $ 40,378    $ 32,432
                                                                         ====================    ================================
 See accompanying notes to consolidated financial statements


The Wilber Corporation
Consolidated Statements of Cash Flows, Continued

                                                                               Unaudited
                                                                        Six-Months Ended June 30,      Year Ended December 31
dollars in thousands                                                       2003        2002        2002        2001        2000
---------------------------------------------------------------------------------------------------------------------------------

Supplemental Disclosures of Cash Flow Information:
 Cash Paid during Period for:
    Interest                                                             $  7,591    $  8,901    $ 17,374    $ 20,422    $ 21,690
    Income Taxes                                                         $  3,673    $  2,304    $  2,321    $    658    $  3,023
 Non Cash Investing Activities:
    Net Unrealized Gain on Securities                                    $   (972)   $  3,573    $  6,121    $  1,416    $  3,137
    Transfer of Loans to Other Real Estate                               $     58    $     --    $    202    $    378    $    482
    Transfer of Securities to Available-for-Sale from Held-to-Maturity upon Adoption of Statement of Financial Accounting Standard
       ("SFAS") No. 133 (Fair Value of $28,507)                          $     --    $     --    $     --    $ 28,589    $     --
    Fair Value of Assets Acquired                                        $     --    $  3,325    $  3,325    $     --    $     --
    Fair Value of Liabilities Assumed                                    $     --    $ 34,656    $ 34,656    $     --    $     --

See accompanying notes to consolidated financial statements.

The Wilber Corporation

Notes to Consolidated Financial Statements as of June 30, 2003 (unaudited), December 31, 2002 and 2001, for the six-months ended June 30, 2003 and 2002 (unaudited) and each of the years in the three years ended December 31, 2002.

Note 1. Summary of Significant Accounting Policies

The Wilber Corporation (the Parent Company) operates 18 branches serving Otsego, Delaware, Schoharie, Ulster and Chenango Counties through its wholly-owned subsidiary Wilber National Bank (the Bank). The Company's primary source of revenue is interest earned on commercial, mortgage and consumer loans to customers who are predominately individuals and small and middle-market businesses. Collectively, the Parent Company and the Bank are referred to herein as "the Company."

The Bank owns a majority interest in Mang-Wilber, LLC, an insurance agency offering a full line of life, health and property and casualty insurance. Accordingly, the assets and liabilities and revenues and expenses of Mang-Wilber, LLC are included in the Company's consolidated financial statements.

The consolidated financial statements of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The following is a summary of the more significant policies:

Principles of Consolidation -- The consolidated financial statements include the accounts of the Parent Company and its wholly-owned subsidiary after elimination of intercompany accounts and transactions. In the "Parent Company Only Financial Statements," the investment in subsidiary is carried under the equity method of accounting.

Management's Use of Estimates -- The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Reclassifications -- Whenever necessary, reclassifications are made to prior period amounts to conform to current year presentation.

Cash Equivalents -- The Company considers amounts due from correspondent banks, cash items in process of collection, Federal Funds sold and time deposit balances with other banks to be cash equivalents for purposes of the consolidated statements of cash flows.

Securities -- The Company classifies its investment securities at date of purchase as either held-to-maturity or available-for-sale. Held-to-maturity securities are those for which the Company has the intent and ability to hold to maturity, and are reported at amortized cost. Securities not classified as held-to-maturity are classified as available-for-sale and reported at fair value, with net unrealized gains and losses reflected in stockholders' equity as accumulated other comprehensive income (loss), net of the applicable income tax effect. Transfers of securities between categories are recorded at full value at the date of transfer.

Non-marketable equity securities, including Federal Reserve and Federal Home Loan Bank stock required for membership in those organizations, are carried at cost.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the interest method. Dividend and interest income are recognized when earned. Realized gains and losses on the sale of securities are included in securities gains (losses). The cost of securities sold is based on the specific identification method.

A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security.

Loans -- Loans are reported at their outstanding principal balance. Interest income on loans is accrued based upon the principal amount outstanding.

Loans are placed on nonaccrual status when timely collection of principal and interest in accordance with contractual terms is doubtful. Loans are transferred to a nonaccrual basis generally when principal or interest payments become ninety days delinquent, unless the loan is well secured and in the process of collection, or sooner when management concludes circumstances indicate that borrowers may be unable to meet contractual principal or interest payments. When a loan is transferred to a nonaccrual status, all interest previously accrued in the current period but not collected is reversed against interest income in that period. Interest accrued in a prior period and not collected is charged-off against the allowance for loan losses.

If ultimate repayment of a nonaccrual loan is expected, any payments received are applied in accordance with contractual terms. If ultimate repayment of principal is not expected, any payment received on a nonaccrual loan is applied to principal until ultimate repayment becomes expected. Nonaccrual loans are returned to accrual status when they become current as to principal and interest or demonstrate a period of performance under the contractual terms and, in the opinion of management, are fully collectible as to principal and interest. When in the opinion of management the collection of principal appears unlikely, the loan balance is charged-off in total or in part.

Commercial type loans are considered impaired when it is probable that the borrower will not repay the loan according to the original contractual terms of the loan agreement, and all loan types are considered impaired if the loan is restructured in a troubled debt restructuring.

A loan is considered to be a troubled debt restructured loan (TDR) when the Company grants a concession to the borrower because of the borrower's financial condition that it would not otherwise consider. Such concessions include the reduction of interest rates, forgiveness of principal or interest or other modifications of interest rates that are less than the current market rate for new obligations with similar risk. TDR loans that are in compliance with their modified terms and that yield a market rate may be removed from the TDR status after a period of performance.

Allowance for Loan Losses -- The allowance for loan losses is the amount which, in the opinion of management, is necessary to absorb probable losses inherent in the loan portfolio. The allowance is determined based upon numerous considerations, including local economic conditions, the growth and composition of the loan portfolio with respect to the mix between the various types of loans and their related risk characteristics, a review of the value of collateral supporting the loans, comprehensive reviews of the loan portfolio by the external Loan Review and management, as well as consideration of volume and trends of delinquencies, non-performing loans, and loan charge-offs. As a result of the test of adequacy, required additions to the allowance for loan losses are made periodically by charges to the provision for loan losses.

The allowance for loan losses related to impaired loans is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain loans where repayment of the loan is expected to be provided solely by the underlying collateral (collateral dependent loans). The Company's impaired loans are generally collateral dependent. The Company considers the estimated cost to sell, on a discounted basis, when determining the fair value of collateral in the measurement of impairment if those costs are expected to reduce the cash flows available to repay or otherwise satisfy the loans.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize loan losses, future additions to the allowance for loan losses may be necessary based on changes in economic conditions or changes in the values of properties securing loans in the process of foreclosure. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance for loan losses based on their judgements about information available to them at the time of their examination which may not be currently available to management.

Other Real Estate Owned -- Other real estate owned consists of properties formerly pledged as collateral on loans, which have been acquired by the Company through foreclosure proceedings or acceptance of a deed in lieu of foreclosure. Other real estate owned is carried at the lower of the recorded investment in the loan or the fair value of the real estate, less estimated costs to sell. Upon transfer of a loan to foreclosure status, an appraisal is obtained and any excess of the loan balance over the fair value, less estimated costs to sell, is charged against the allowance for loan losses. Expenses and subsequent adjustments to the fair value are treated as other operating expense. Gains on the sale of other real estate owned are included in income when title has passed and the sale has met the minimum down payment requirements prescribed by GAAP.

Bank Premises and Equipment -- Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation computed principally using accelerated methods over the estimated useful lives of the assets, which range from 15 to 40 years for buildings and from 3 to 10 years for furniture and equipment. Maintenance and repairs are charged to expense as incurred.

Bank Owned Life Insurance ("BOLI") -- The BOLI was purchased as a financing tool for employee benefits. The value of life insurance financing is the tax preferred status of increases in life insurance cash values and death benefits and the cash flow generated at the death of the insured. The purchase of the life insurance policy results in an interest sensitive asset on the Company's consolidated statements of condition that provides monthly tax-free income to the Company. In addition to interest risk related to BOLI investments, there is also credit risk related to insurance carriers. To mitigate this risk, annual financial condition reviews are completed on all carriers. BOLI is stated on the Company's consolidated statements of condition at its current cash surrender value. Increases in BOLI's cash surrender value are reported as other operating income in the Company's consolidated statements of income.

Income Taxes -- Income taxes are accounted for under the asset and liability method. The Company files a consolidated tax return on the accrual method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Pension Costs -- The Company maintains a noncontributory, defined benefit pension plan covering substantially all employees, as well as supplemental employee retirement plans covering certain executives. Costs associated with these plans, based on actuarial computations of current and future benefits for employees, are charged to current operating expenses.

Treasury Stock -- Treasury stock acquisitions are recorded at cost. Subsequent sales of treasury stock are recorded on an average cost basis. Gains on the sale of treasury stock are credited to additional paid-in-capital. Losses on the sale of treasury stock are charged to additional paid-in-capital to the extent of previous gains, otherwise charged to retained earnings.

Earnings Per Share -- Basic earnings per share (EPS) is computed by dividing income available to common stockholders (net income less dividends on preferred stock, if any) by the weighted average number of common shares outstanding for the period. Entities with complex capital structures must also present diluted EPS, which reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common shares. The Company does not have a complex capital structure and, accordingly, has presented only basic EPS.

Trust Department -- Assets held in fiduciary or agency capacities for customers are not included in the accompanying consolidated statements of condition, since such items are not assets of the Company.

Financial Instruments with Off-Balance Sheet Risk -- The Bank is a party to other financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit which involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of condition. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

Comprehensive Income -- For the Company, comprehensive income represents net income plus other comprehensive income (loss), which consists of the net change in unrealized gains or losses on securities available for sale, net of income taxes, for the period and is presented in the consolidated statements of changes in stockholders' equity and comprehensive income. Accumulated other comprehensive income (loss) represents the net unrealized gains or losses on securities available-for-sale as of the balance sheet dates, net of income taxes.

Segment Reporting -- The Company's operations are solely in the community banking industry and include the provision of traditional commercial banking services. The Company operates solely in the geographical region of Central New York State. The Company has identified separate operating segments; however, these segments did not meet the quantitative thresholds for separate disclosure.

Goodwill and Other Intangible Assets -- The Company accounts for goodwill and intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that acquired intangible assets (other than goodwill) be amortized over their useful economic life, while goodwill and any acquired intangible assets with an indefinite useful economic life would not be amortized, but would be reviewed for impairment on an annual basis based upon guidelines specified in the Statement. SFAS No. 142 requires that goodwill be evaluated for impairment annually. The Company adopted SFAS No. 142 on a prospective basis beginning January 1, 2002. Prior to the adoption of SFAS No. 142, the core deposit intangible and goodwill were being amortized on a straight-line basis over ten and fifteen years, respectively. The amortization period was monitored to determine if circumstances required such period to be reduced. The Company periodically reviewed its intangible assets for changes in circumstances that may have indicated the carrying amount of the asset was impaired.

Prior to October 1, 2002, the unidentified intangible assets acquired in the acquisition of a bank or thrift (including acquisitions of branches), where the fair value of the liabilities assumed exceeds the fair value of the assets acquired, was amortized to expense under SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions." In October 2002, SFAS No. 147, "Acquisitions of Certain Financial Institutions," was issued. This Statement amends SFAS No. 72, SFAS No. 144 and Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 9. Except for transactions between two or more mutual enterprises, this Statement removes acquisitions of financial institutions from the scope of both SFAS No. 72 and FIN No. 9 and requires that those transactions be accounted for in accordance with SFAS No. 141, "Business Combinations," and No. 142. In addition, this Statement amends SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS No. 144 requires for other long-lived assets that are held and used. The provisions of this Statement are to be applied retroactively to January 1, 2002. The Statement is effective after September 30, 2002 and was adopted by the Company on October 1, 2002. Upon adoption of SFAS No. 147, the Company reversed amortization expense related to intangible assets recorded earlier in 2002 of approximately $246,000 and net income increased by the same amount. Furthermore, upon adoption of SFAS No. 147 on October 1, 2002, approximately $1,877,000 in unidentified intangible assets was reclassified as goodwill retroactive to January 1, 2002.

Recent Accounting Pronouncements -- In August 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with retirement of tangible long-lived assets and the associated asset retirement costs. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier application is permitted. The Company does not expect the adoption of this pronouncement to have a material effect on its consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement is effective for exit or disposal activities initiated after December 31, 2002. The Company will review the impact of applying this standard to any exit or disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. FIN No. 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies," relating to guarantees. In general, FIN No. 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or equity security of the guaranteed party. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this Interpretation, including, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, loan commitments, subordinated interests in a special purpose entity, and guarantees of a company's own future performance. Other guarantees are subject to the disclosure requirements of FIN No. 45 but not to the recognition provisions and include, among others, a guarantee accounted for as a derivative instrument under SFAS No. 133, a parent's guarantee of debt owed to a third party by its subsidiary or vice versa, and a guarantee which is based on performance not price. The disclosure requirements of FIN No. 45 are effective for the Company as of December 31, 2002, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor's obligations under the guarantee. The recognition requirements of FIN No. 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. The requirements of FIN No. 45 are not expected to have a material impact on the Company's consolidated financial statements. Currently, under FIN No. 45, the Company does not issue any guarantees that would require liability-recognition or disclosure, other than its standby letters of credit. At June 30, 2003, the fair value of standby letters of credit was not material.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." The objective of this Interpretation is to provide guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a company's consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. FIN No. 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The effective date of FIN No. 46 had been July 1, 2003. The FASB postponed the effective date to December 31, 2003. The requirements of FIN No. 46 are not expected to have a material impact on the Company's consolidated financial statements.

The FASB issued FAS 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities". The statement is effective for contracts entered into or modified after September 30, 2003 and for hedging relationships designated after September 30, 2003. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This statement amends Statement 133 for decisions made a s a part of the derivatives Implementation Group proves that effectively required amendments to Statement 133, in connection with other Board projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative. The adoption of this Statement is not expected to have a significant impact on the Company's consolidated financial statements.

On July 1, 2002, the Company adopted FAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". The adoption of this Statement is not expected to have a significant impact on the Company's consolidated financial statements.

Note 2. Investment Securities

The amortized cost and fair value of investment securities are as follows:

                                                              Unaudited
                                                            June 30, 2003
                                           ------------------------------------------------
                                                          Gross        Gross      Estimated
                                           Amortized    Unrealized   Unrealized     Fair
dollars in thousands                          Cost        Gains        Losses       Value
-------------------------------------------------------------------------------------------
Available-for-Sale Portfolio
U.S. Treasury and Obligations of U.S.
  Government Corporations and Agencies     $   6,007    $     101    $      --    $   6,108
Obligations of States and Political
  Subdivisions                                43,450        2,377           73       45,754
Mortgage-Backed Securities                   177,724        2,390          324      179,790
Corporate Bonds                               15,079        1,497           --       16,576
Equity Securities                              4,722           81           33        4,770
                                           ------------------------------------------------
                                           $ 246,982    $   6,446    $     430    $ 252,998
                                           ================================================

Held-to-Maturity Portfolio
Obligations of States and Political
  Subdivisions                             $   2,918    $       1    $      --    $   2,919
Mortgage-Backed Securities                    35,667          510           72       36,105
                                           ------------------------------------------------
                                           $  38,585    $     511    $      72    $  39,024
                                           ================================================

                                                          December 31, 2002
                                           ------------------------------------------------
                                                          Gross        Gross      Estimated
                                           Amortized    Unrealized   Unrealized     Fair
dollars in thousands                          Cost        Gains        Losses       Value
-------------------------------------------------------------------------------------------
Available-for-Sale Portfolio
U.S. Treasury and Obligations of U.S.
  Government Corporations and Agencies     $  18,265    $     204    $      --    $  18,469
Obligations of States and Political
  Subdivisions                                38,172        1,457           --       39,629
Mortgage-Backed Securities                   142,983        3,591           --      146,574
Corporate Bonds                               23,171        1,645           --       24,816
Equity Securities                              4,963          125           34        5,054
                                           ------------------------------------------------
                                           $ 227,554    $   7,022    $      34    $ 234,542
                                           ================================================

Held-to-Maturity Portfolio
Obligations of States and Political
  Subdivisions                             $   3,230    $       1    $      --    $   3,231
Mortgage-Backed Securities                    39,607        1,114           --       40,721
                                           ------------------------------------------------
                                           $  42,837    $   1,115    $      --    $  43,952
                                           ================================================

                                                           December 31, 2001
                                           ------------------------------------------------
                                                          Gross        Gross      Estimated
                                           Amortized    Unrealized   Unrealized     Fair
dollars in thousands                          Cost        Gains        Losses       Value
-------------------------------------------------------------------------------------------
Available-for-Sale Portfolio
U.S. Treasury and Obligations of U.S.
  Government Corporations and Agencies     $  16,795    $     249    $      43    $  17,001
Obligations of States and Political
  Subdivisions                                39,754          523          623       39,654
Mortgage-Backed Securities                    94,082          934          420       94,596
Corporate Bonds                               32,538          396          154       32,780
Equity Securities                              4,676           65           60        4,681
                                           ------------------------------------------------
                                           $ 187,845    $   2,167    $   1,300    $ 188,712
                                           ================================================

Held-to-Maturity Portfolio
Obligations of States and Political
  Subdivisions                             $   3,712    $      --    $     331    $   3,381
Mortgage-Backed Securities                    42,305          714           --       43,019
                                           ------------------------------------------------
                                           $  46,017    $     714    $     331    $  46,400
                                           ================================================

At June 30, 2003, and December 31, 2002 and 2001, substantially all of the mortgage-backed securities held by the Company were issued or backed by Federal agencies.

The amortized cost and fair value of debt securities by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Equity securities have no stated maturity and are excluded from the following tables.

                                                   Unaudited
                                                 June 30, 2003
                                            ------------------------
                                            Amortized         Fair
dollars in thousands                          Cost            Value
--------------------------------------------------------------------
Available-for-Sale Securities
Due in Next Six Months                      $  4,200        $  4,251
Due in One Year or Less                        8,624           8,918
Due After One Year Through Five Years         34,253          35,874
Due After Five Years Through Ten Years        49,085          50,898
Due After Ten Years                          146,098         148,288
                                            ------------------------
                                            $242,260        $248,229
                                            ========================

                                                    Unaudited
                                                  June 30, 2003
                                            ------------------------
                                            Amortized         Fair
dollars in thousands                          Cost            Value
--------------------------------------------------------------------
Held-to-Maturity Securities
Due in Next Six Months                      $    515        $    515
Due in One Year or Less                          541             541
Due After One Year Through Five Years          5,478           5,487
Due After Five Years Through Ten Years         2,438           2,438
Due After Ten Years                           29,613          30,042
                                            ------------------------
                                            $ 38,585        $ 39,023
                                            ========================

                                               December 31, 2002
                                            ------------------------
                                            Amortized         Fair
dollars in thousands                          Cost            Value
--------------------------------------------------------------------
Available-for-Sale Securities
Due in One Year or Less                     $  7,445        $  7,588
Due After One Year Through Five Years         43,976          45,640
Due After Five Years Through Ten Years        64,187          66,201
Due After Ten Years                          106,983         110,059
                                            ------------------------
                                            $222,591        $229,488
                                            ========================

                                               December 31, 2002
                                            ------------------------
                                            Amortized         Fair
dollars in thousands                          Cost            Value
--------------------------------------------------------------------
Held-to-Maturity Securities
Due in One Year or Less                     $    883        $    997
Due After One Year Through Five Years          6,507           6,699
Due After Five Years Through Ten Years         6,243           6,279
Due After Ten Years                           29,204          29,977
                                            ------------------------
                                            $ 42,837        $ 43,952
                                            ========================

The following table sets forth information with regard to securities gains and losses realized on sales or calls:

                                           Unaudited
                                    Six-Months Ended June 30,        Year Ended December 31,
dollars in thousands                   2003          2002         2002         2001        2000
------------------------------------------------------------------------------------------------
Gross Gains                           $   730      $   157      $   760      $   279     $     5
Gross Losses                              (11)          (1)        (272)          --          (6)
                                      ----------------------------------------------------------
    Net Securities Gains (Losses)     $   719      $   156      $   488      $   279     $    (1)
                                      ==========================================================

Federal Home Loan Bank and Federal Reserve Bank stock of $3,265,000 (unaudited) at June 30, 2003, $3,812,000 in 2002 and $3,363,000 in 2001 is carried at cost as fair values are not readily determinable. Both investments are required for membership. At June 30, 2003 and December 31, 2002, investment securities carried at $134,176,000 (unaudited) and $192,235,000, with an estimated fair value of $138,291,000 (unaudited) and $193,348,000, respectively were pledged as collateral for certain public deposits and other purposes as required or permitted by law.

Note 3. Loans

                                        Unaudited
                                         June 30,             December 31,
dollars in thousands                       2003           2002           2001
-------------------------------------------------------------------------------
Agricultural                            $   3,295      $   2,439      $   2,020
Residential Real Estate                   121,027        125,464        125,510
Commercial Real Estate                    111,351        104,967         87,268
Commercial                                 66,363         63,156         51,137
Consumer                                   60,442         62,269         63,609
                                        ---------      ------------------------
                                          362,478        358,295        329,544
Less: Allowance for Loan Losses            (5,786)        (5,392)        (4,476)
                                        ---------      ------------------------
    Net Loans                           $ 356,692      $ 352,903      $ 325,068
                                        =========      ========================

At the periods presented below, the subsidiary bank had loans to directors and executive officers of the Company and its subsidiary, or company in which they have ownership. Such loans are made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risk of collectibility or present other unfavorable features. Loan transactions with related parties are as follows:

                                          Unaudited
                                           June 30,            December 31,
dollars in thousands                         2003           2002          2001
-------------------------------------------------------------------------------
Balance at Beginning of Year              $ 17,701       $ 16,156      $ 17,533
(Decrease) Increase                         (5,942)         1,545        (1,377)
                                          --------       ----------------------
    Balance Ending                        $ 11,759       $ 17,701      $ 16,156
                                          ========       ======================

Note 4. Allowance for Loan Losses

Changes in the allowance for loan losses are presented in the following summary:

                                                 Unaudited
                                          Six-Months Ended June 30,        Year Ended December 31,
dollars in thousands                         2003         2002         2002         2001         2000
------------------------------------------------------------------------------------------------------
Balance at Beginning of Year                 5,392        4,476        4,476        4,003        3,998
Provision for Loan Losses                      855          960        1,920        1,540        1,680
Recoveries Credited                            151          143          417          334          358
Loans Charged-Off                             (612)        (489)      (1,421)      (1,401)      (2,033)
                                             ------------------       --------------------------------
    Ending Balance                           5,786        5,090        5,392        4,476        4,003
                                             ==================       ================================

The following provides information on impaired loans for the periods presented:

                                                     Unaudited
                                              Six-Months Ended June 30,     Year Ended December 31,
dollars in thousands                             2003           2002     2002        2001        2000
------------------------------------------------------------------------------------------------------
Impaired Loans                                   2,072       1,222       1,449       2,481       2,364
Allowance for Impaired Loans                       412         310         442         359         396
Average Recorded Investment in Impaired Loans    1,036       1,336       1,965       2,423       2,133

The following table sets forth information with regards to non-performing loans:

                                                    Unaudited
                                                  As of June 30,              As of December 31,
dollars in thousands                             2003        2002        2002        2001        2000
------------------------------------------------------------------------------------------------------
Loans in Non-Accrual Status                     $3,969      $1,459      $2,034      $2,090      $1,913
Loans Contractually Past Due 90 Days or More
   and Still Accruing Interest                     334         276         717         329         345
Troubled Debt Restructured Loans                   385         582         387         861         888
                                                ------------------      ------------------------------
    Total Non-Performing Loans                  $4,688      $2,317      $3,138      $3,280      $3,146
                                                ==================      ==============================

Had the loans in non-accrual status performed in accordance with their original terms, additional interest income of $117,000 (unaudited) for the six-months ended June 30, 2003 would have been recorded. In addition, in 2002, 2001, and 2000 interest income of $116,000, $134,000 and $111,000, respectively, would have been recorded.

Note 5. Premises and Equipment


                                           Unaudited
                                            June 30,          December 31,
dollars in thousands                          2003         2002          2001
-------------------------------------------------------------------------------
Land                                       $    483      $    483      $    461
Buildings                                     7,188         7,194         7,014
Furniture, Fixtures and Equipment             5,272         5,404         5,969
                                           --------      ----------------------
                                             12,943        13,081        13,444
Less: Accumulated Depreciation               (7,240)       (7,127)       (7,709)
                                           --------      ----------------------
                                           $  5,703      $  5,954      $  5,735
                                           ========      ======================

Depreciation expense was $377,000 (unaudited) and $386,000 (unaudited) for the six-months ended June 30, 2003 and 2002, respectively and was $825,000, $783,000 and $711,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Note 6. Goodwill and Intangible Assets

Goodwill and intangible assets are presented in the following table:

                                             Unaudited
                                              June 30,          December 31,
dollars in thousands                            2003         2002         2001
-------------------------------------------------------------------------------
Goodwill                                      $ 2,682      $ 2,682      $   805
                                              =======      ====================
Core Deposit Intangible                       $   285      $   285      $    --
Other Intangible Assets                           450          450          450
                                              -------      --------------------
    Total Intangible Assets                   $   735      $   735      $   450
Accumulated Amortization                         (215)        (159)         (52)
                                              -------      --------------------
    Intangible Assets, Net                    $   520      $   576      $   398
                                              =======      ====================

Amortization expense on intangible assets was $57,000 (unaudited) and $50,000 (unaudited) for the six-months ended June 30, 2003 and 2002 respectively and $106,000 for 2002, $168,000 for 2001 and $357,000 for 2000. The core deposit intangible and other intangible assets are amortized over a weighted average period of approximately 5 and 12 years, respectively.

In February 2002, the Company acquired a branch and recorded related goodwill of $1,877,000 and a core deposit intangible asset of $285,000.

Pro forma net income and net income per share for December 31, 2001 and 2000, adjusted to eliminate historical amortization of goodwill per SFAS No. 142, is as follows:

                                                                 December 31,
dollars in thousands                                           2001        2000
--------------------------------------------------------------------------------
Reported Net Income                                          $ 8,046     $ 7,858
Goodwill Amortization (nondeductible for tax)                    115         115
                                                             -------------------
    Pro Forma Net Income                                     $ 8,161     $ 7,973
                                                             ===================

Reported Net Income Per Share                                $  0.71     $  0.68
Pro Forma Net Income Per Share                               $  0.72     $  0.69

Estimated annual amortization expense of intangible assets, absent any impairment or change in estimated useful lives is summarized as follows for each of the next five years:

dollars in thousands                              Unaudited
-----------------------------------------------------------
    Remaining Six Months of
    2003                                           $    57

    2004                                                80

    2005                                                80

    2006                                                80

    2007                                                30

    2008                                                23

Note 7. Time Deposits

Contractual maturities of time deposits were as follows:

                                           Unaudited
                                         June 30, 2003
                                   ------------------------
dollars in thousands                Amount              %
-----------------------------------------------------------
Remaining Six Months of 2003       $107,885           38.22
2004                                 75,089           26.60
2005                                 36,476           12.92
2006                                 17,272            6.12
2007                                 25,978            9.20
2008                                 19,469            6.90
Thereafter                              120            0.04
                                   ------------------------
                                   $282,289             100%
                                   ========================

                                       December 31, 2002
                                   ------------------------
dollars in thousands                Amount              %
-----------------------------------------------------------
2003                               $168,655           63.56
2004                                 41,126           15.50
2005                                 15,611            5.88
2006                                 15,653            5.90
2007                                 23,648            8.91
Thereafter                              644            0.24
                                   ------------------------
                                   $265,337             100%
                                   ========================

Note 8. Borrowings

The following is a summary of borrowings:

                                                                            Unaudited
                                                                             June 30,      December 31,
dollars in thousands                                                           2003      2002       2001
----------------------------------------------------------------------------------------------------------
Short-Term Borrowings:
  Securities Sold Under Agreements to Repurchase                             $ 8,921    $10,260    $10,008
  Treasury Tax and Loan Notes                                                  2,879      3,000        522
Long-Term Borrowings:
  Advances from Federal Home Loan Bank
     Bearing Interest at 5.79% to 6.10%, Due December 2002                        --         --      8,000
     Bearing Interest at 5.675%, Due January 2003                                 --      8,000      8,000
     Bearing Interest at 6.11%, Due June 2003                                     --      1,500      1,500
     Bearing Interest at 5.45%, Due July 2003                                    500        500        500
     Bearing Interest at 6.52%, Due January 2005, Callable July 2003          10,000     10,000     10,000
     Bearing Interest at 6.55%, Due March 2005, Callable September 2003       10,000     10,000     10,000
     Bearing Interest at 5.87% to 6.11%, Due December 2003                     5,000      5,000      5,000
     Bearing Interest at 5.47%, Due January 2004                                 500        500        500
     Bearing Interest at 3.43% to 6.13%, Due December 2004                     3,081      3,411      4,000
     Bearing Interest at 3.64% to 5.68%, Due January 2005                      1,638      1,966        500
     Bearing Interest at 2.62%, Due November 2012, Callable November 2005      8,000      8,000         --
     Bearing Interest at 5.90% to 6.11%, Due December 2005                     4,000      4,000      4,000
     Bearing Interest at 5.77%, Due January 2006                               1,000      1,000      1,000
     Bearing Interest at 5.22%, Due July 2006                                    995      1,137      1,412
     Bearing Interest at 3.05%, Due December 2012, Callable December 2007      8,000      8,000         --
     Bearing Interest at 5.56%, Due July 2008                                    774        838        961
     Bearing Interest at 5.03%, Due January 2009                               1,671      1,797         --
     Bearing Interest at 5.89% to 5.95%, Due July 2011                         1,459      1,527      1,658
     Bearing Interest at 5.30%, Due December 2011                              1,777      1,857      2,000
     Bearing Interest at 6.26%, Due July 2016                                    922        944        986
     Bearing Interest at 5.77%, Due December 2016                              1,876      1,921      2,000
     Bearing Interest at 6.04%, Due January 2017                                 943        965         --
     Bearing Interest at 6.46%, Due July 2021                                    476        483        496
                                                                             -------    -------    -------
       Total Borrowings                                                      $74,412    $86,606    $73,043
                                                                             =======    =======    =======

Borrowings from the Federal Home Loan Bank (FHLB) are collateralized by mortgage loans, mortgage-backed securities or other government agency securities. At June 30, 2003 and December 31, 2002, the carrying value and estimated fair value of securities pledged as collateral for repurchase agreements included in long-term borrowings were $16,408,000 (unaudited), $29,056,000 and $16,759,000
(unaudited), $29,138,000, respectively. At June 30, 2003 and December 31, 2002, the Bank had an unused line of credit of $68,235,000 with the FHLB. However, based on other borrowings at FHLB the total potential borrowing capacity on these lines is reduced to $14,637,000 (unaudited) at June 30, 2003 and $11,409,000 at December 31, 2002.

Information related to short-term borrowings is as follows:

                                           Unaudited
                                            June 30,              December 31,
dollars in thousands                          2003        2002        2001        2000
---------------------------------------------------------------------------------------
Outstanding Balance at End of Period        $11,800     $13,260     $10,530     $13,765
Maximum Outstanding at any Month-End         18,528      16,416      18,168      22,489
Average Amount Outstanding during Period     10,360      12,889      12,380      14,866
Average Interest Rate during Period            1.18%       1.47%       3.28%       4.88

Average amounts outstanding and average interest rates are computed using weighted daily averages.

Securities sold under agreements to repurchase included in short-term borrowings represent the purchase of interests in government securities by the Bank's customers which are repurchased by the Bank on the following business day or at stated maturity. The underlying securities are held in a third party custodian account and are under the Company's control. The carrying value and estimated fair value of securities pledged as collateral for repurchase agreements was $10,487,000 (unaudited) and $10,815,000 (unaudited) at June 30, 2003 and
$15,378,000 and $15,487,000 at December 31, 2002, respectively. These amounts are included in the total of investment securities pledged disclosed in Note 2.

Note 9. Income Taxes

Income tax expense attributable to income before taxes is comprised of the following:

                                           Unaudited
                                    Six-Months Ended June 30,       Year Ended December 31,
dollars in thousands                   2003         2002         2002         2001        2000
------------------------------------------------------------------------------------------------
Current:
    Federal                           $ 1,836      $ 1,671      $ 3,328      $ 2,795     $ 2,719
    State                                 206          159          334          274         278
                                      -------      -------      -------      -------     -------
       Total Current                    2,042        1,830        3,662        3,069       2,997
Deferred:
    Federal                              (152)         (53)        (299)          20         (32)
    State                                 (44)         (12)         (74)           9          17
                                      -------      -------      -------      -------     -------
       Total Deferred                    (196)         (65)        (373)          29         (15)
                                      -------      -------      -------      -------     -------
         Total Income Tax Expense     $ 1,846      $ 1,765      $ 3,289      $ 3,098     $ 2,982
                                      =======      =======      =======      =======     =======

The components of deferred income taxes, which are included in the consolidated statements of condition are:

                                                Unaudited
                                                 June 30,        December 31,
dollars in thousands                               2003        2002        2001
                                                --------------------------------
Assets:
    Allowance for Loan Losses                    $ 2,254     $ 2,100     $ 1,708
    Deferred Compensation                            995       1,000         772
    Reserves                                          97          97          63
    Other                                             38          17           0
                                                 -------     -------     -------
                                                   3,384       3,214       2,543
                                                 -------     -------     -------
Liabilities:
    Securities Discount Accretion                    197         178         143
    Defined Benefit Pension Plan                   1,182       1,287       1,177
    Net Unrealized Gain on Securities
      Available-for-Sale                           2,343       2,744         346
    Other                                            286         226          73
                                                 -------     -------     -------
                                                   4,008       4,435       1,739
                                                 -------     -------     -------
       Net Deferred Tax (Liabilities) Assets     $  (624)    $(1,221)    $   804
                                                 =======     =======     =======

Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the carryback period. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income and projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets will be deductible. Based on its assessment, management determined that no valuation allowance is necessary.

A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:

                                                        Unaudited
                                                 Six-Months Ended June 30,      Year Ended December 31,
dollars in thousands                                 2003        2002        2002        2001         2000
----------------------------------------------------------------------------------------------------------
Statutory Federal Income Tax Rate                       34%         34%         34%         34%         34%
Variances from Statutory Rate:
    State Income Tax, Net of Federal Tax Benefit       1.6         1.6         1.4         1.7         1.8
    Tax Exempt Income                                 (7.5)       (7.8)       (8.1)       (7.0)       (7.4)
    Other                                              0.2         0.4         0.5        (0.9)       (0.9)
                                                    ------      ------      ------      ------      ------
       Effective Tax Rate                             28.3%       28.2%       27.8%       27.8%       27.5%
                                                    ======      ======      ======      ======      ======

Note. 10. Employee Benefit Plans

The Company, through its bank subsidiary, has a non-contributory defined benefit pension plan covering employees who have attained the age of 21 and have completed one year of service. The Company's funding practice is to contribute at least the minimum amount annually to meet minimum funding requirements. Contributions are intended to provide not only for benefits attributed to service to date, but for those expected to be earned in the future. Plan assets consist primarily of marketable fixed income securities and common stocks. Plan benefits are based on years of service and the employee's average compensation during the five highest consecutive years of the last ten years of employment.

The following table sets forth the components of pension expense (benefit) as well as changes in the plan's projected benefit obligation and plan assets and the plan's funded status and amounts recognized in the consolidated statements of condition based on a September 30 measurement date.

dollars in thousands                                         2002        2001
-------------------------------------------------------------------------------
Change in Benefit Obligation:
    Benefit Obligation at Beginning of Year                $ 10,684    $  9,106
    Service Cost                                                484         397
    Interest Cost                                               758         689
    Actuarial Loss                                              422         953
    Benefits Paid                                              (480)       (461)
                                                           --------    --------
    Benefit Obligation at End of Year                      $ 11,868    $ 10,684
                                                           ========    ========
Change in Plan Assets:
    Fair Value of Plan Assets at Beginning of Year         $ 12,139    $ 13,773
    Actual Loss on Plan Assets                                 (730)     (1,173)
    Employer Contribution                                         0           0
    Benefits Paid                                              (480)       (461)
                                                           --------    --------
    Fair Value of Plan Assets at End of Year               $ 10,929    $ 12,139
                                                           ========    ========

(Unfunded) Funded Status                                   $   (939)   $  1,454
Unrecognized Net Actuarial Loss                               3,530       1,354
Unrecognized Net Transition Asset                               (62)       (104)
Unrecognized Prior Service Cost                                 333         384
                                                           --------    --------
Prepaid Benefit Cost before Fourth Quarter Contribution    $  2,862    $  3,088
Amount Contributed during the Fourth Quarter                    510           0
                                                           --------    --------
Prepaid Benefit Cost at December 31                        $  3,372    $  3,088
                                                           ========    ========

                                                      2002      2001      2000
-------------------------------------------------------------------------------
Weighted Average Assumptions as of September 30:
    Discount Rate                                      6.75%     7.25%     7.75%
    Expected Return on Plan Assets                     8.50%     8.50%     8.85%
    Rate of Compensation Increase                      4.00%     4.00%     4.25%

Components of Net Periodic Benefit Cost (Benefit):
    Service Cost                                    $   484   $   397   $   413
    Interest Cost                                       758       689       642
    Expected Return on Plan Assets                   (1,034)   (1,144)   (1,042)
    Net Amortization                                     18       (28)       (2)
                                                    -------   -------   -------
                                                    $   226   $   (86)  $    11
                                                    =======   =======   =======

Pension expense for the six-months ended June 30, 2003 and 2002 was $272,000 (unaudited) and $113,000 (unaudited), respectively.

In addition to the Company's noncontributory defined benefit pension plan, in 2002 the Company adopted two supplemental employee retirement plans for one current executive and one former executive. The amount of the liabilities recognized in the Company's consolidated statements of condition associated with these plans was $598,000 at June 30, 2003 and $541,000 at December 31, 2002. For the six -months ended June 30, 2003, and the year ended December 31, 2002, the Company recognized $81,000 and $541,000, respectively, of expense related to those plans. The discount rate used in determining the actuarial present values of the projected benefit obligations was 6.00% at December 31, 2002.

Note 11. Commitments and Contingencies

Financial Instruments whose contract amounts represent credit risk consist of the following:

                                                Unaudited
                                                 June 30,         December 31,
dollars in thousands                               2003        2002        2001
--------------------------------------------------------------------------------
Commitments to Extend Credit                     $43,715     $41,175     $42,113
Standby Letters of Credit
                                                   6,060       5,810       5,789

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Since some of the letters of credit are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The amount of collateral obtained, if deemed necessary, by the Bank upon extension of credit for commitments to extend credit and letters of credit, is based upon management's credit evaluation of the counter party. Collateral held varies but includes residential and commercial real estate.

In the ordinary course of business there are various legal proceedings pending against the Company. After consultation with outside counsel, management considers that the aggregate exposure, if any, arising from such litigation would not have a material adverse effect on the Company's consolidated financial position.

Note 12. Disclosures about Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated statement of condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and in many cases, could not be realized in immediate settlement of the instruments. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Short-Term Financial Instruments

The fair value of certain financial instruments is estimated to approximate their carrying value because the remaining term to maturity of the financial instrument is less than 90 days or the financial instrument reprices in 90 days or less. Such financial instruments include cash and due from banks, Federal Funds sold, accrued interest receivable and accrued interest payable.

Securities

Fair values of securities are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans

For certain homogenous categories of loans, such as some residential mortgages, credit card receivables, and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits

The fair value of demand deposits, savings accounts, and certain NOW and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity time deposits is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowings

The fair value of repurchase agreements, short-term borrowings, and long-term borrowings is estimated using discounted cash flow analysis based on the Company's current incremental borrowing rate for similar borrowing arrangements.

Off-Balance Sheet Instruments

The fair value of outstanding loan commitments and standby letters of credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the counter parties' credit standing and discounted cash flow analysis. The fair value of these instruments approximates the value of the related fees and is not material.

The carrying values and estimated fair values of the Company's financial instruments are as follows:

                                          Unaudited
                                           June 30,                  December 31,               December 31,
                                            2003                        2002                        2001
                                   -------------------------------------------------------------------------------
                                   Carrying        Fair        Carrying        Fair        Carrying        Fair
dollars in thousands                Value          Value        Value          Value        Value          Value
------------------------------------------------------------------------------------------------------------------
Financial Assets:
 Cash and Cash Equivalents         $  48,956     $  48,963     $  47,064     $  47,067     $  40,378     $  40,539
 Securities                          291,583       292,022       277,379       278,494       234,729       235,112
 Loans                               362,478       366,894       358,295       360,182       329,544       335,055
 Allowance for Loan Losses            (5,786)       (5,786)       (5,392)       (5,392)       (4,476)       (4,476)
                                   -----------------------     ---------------------------------------------------
    Net Loans                        356,692       361,108       352,903       354,790       325,068       330,579
 Accrued Interest Receivable           3,092         3,092         2,519         2,519         2,667         2,667
Financial Liabilities:
 Demand, Savings, NOW and Money
    Market Deposit Accounts        $ 300,602     $ 300,602     $ 283,744     $ 283,744     $ 238,861     $ 238,861
 Time Deposits                       282,289       283,355       265,337       265,812       252,151       253,879
 Borrowings                           74,412        74,445        86,606        86,627        73,043        74,137
 Accrued Interest Payable                768           768           953           953         1,157         1,157

Note 13. Regulatory Matters

The Company and the subsidiary bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the subsidiary bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and subsidiary bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes the Company and subsidiary bank meet all capital adequacy requirements to which they are subject.

The most recent notification from the Office of the Comptroller of the Currency categorized the subsidiary bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Company and subsidiary bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There have been no conditions or events since that notification that management believes have changed the subsidiary institution's category.

                                                                                           For Capital
                                                                         Actual:        Adequacy Purposes:   Action Provisions:
dollars in thousands                                                Amount     Ratio     Amount     Ratio     Amount     Ratio
-------------------------------------------------------------------------------------------------------------------------------
As of June 30, 2003 (Unuadited)
Total Capital to Risk-Weighted Assets:
  The Company                                                       $63,406    14.33%    $35,395     8.00%        N/A      N/A
  Subsidiary Bank                                                   $62,060    14.05%    $35,347     8.00%    $44,184    10.00%
Tier 1 Capital to Risk-Weighted Assets:
  The Company                                                       $57,879    13.08%    $17,698     4.00%        N/A      N/A
  Subsidiary Bank                                                   $56,533    12.79%    $17,674     4.00%    $26,511     6.00%
Tier 1 Capital to Average Assets:
  The Company                                                       $57,879     8.04%    $28,806     4.00%        N/A      N/A
  Subsidiary Bank                                                   $56,533     7.86%    $28,783     4.00%    $35,979     5.00%

As of December 31, 2002 Total Capital to Risk-Weighted Assets:
  The Company                                                       $60,912    14.49%    $36,641     8.00%        N/A      N/A
  Subsidiary Bank                                                   $59,601    14.19%    $33,590     8.00%    $41,987    10.00%
Tier 1 Capital to Risk-Weighted Assets:
  The Company                                                       $55,662    13.24%    $16,820     4.00%        N/A      N/A
  Subsidiary Bank                                                   $54,351    12.94%    $16,795     4.00%    $25,192     6.00%
Tier 1 Capital to Average Assets:
  The Company                                                       $55,662     7.92%    $28,116     4.00%        N/A      N/A
  Subsidiary Bank                                                   $54,351     7.74%    $28,081     4.00%    $35,101     5.00%

As of December 31, 2001 Total Capital to Risk-Weighted Assets:
  The Company                                                       $58,581    15.35%    $30,534     8.00%        N/A      N/A
  Subsidiary Bank                                                   $57,424    15.07%    $30,476     8.00%    $38,094    10.00%
Tier 1 Capital to Risk-Weighted Assets:
  The Company                                                       $54,104    14.18%    $15,267     4.00%        N/A      N/A
  Subsidiary Bank                                                   $52,947    13.90%    $15,238     4.00%    $22,857     6.00%
Tier 1 Capital to Average Assets:
  The Company                                                       $54,104     8.81%    $24,564     4.00%        N/A      N/A
  Subsidiary Bank                                                   $52,947     8.63%    $24,535     4.00%    $30,669     5.00%

Banking regulations limit the amount of dividends that may be paid to stockholders. Generally, dividends are limited to retained net profits for the current year and two preceding years. At December 31, 2002, dividends totaling $8,928,000 could have been paid without prior regulatory approval. For the six months ended June 30, 2003, dividends totaling $2,036,000 (unaudited) had been paid to stockholders.

Note 14. Other Comprehensive Income

The following is a summary of changes in other comprehensive income for the periods presented:

                                                                                Unaudited
                                                                        Six-Months Ended June 30,      Year Ended December 31,
dollars in thousands                                                        2003        2002         2002        2001       2000
----------------------------------------------------------------------------------------------------------------------------------
Unrealized Holding (Losses) Gains Arising During the Period Net of Tax
 (Pre-tax Amount of ($253,000) (unaudited), $3,729,000 (unaudited),
 6,608,000, $1,695,000 and $3,136,000)                                    $  (139)    $ 2,240      $ 4,015     $ 1,018     $ 1,883
Reclassification Adjustment for (Gains) Losses Realized in Net
Income
 During the Period, Net of Tax (Pre-tax Amount of ($719,000),
 ($156,000), ($488,000), ($279,000) and $1,000)                              (431)        (94)        (293)       (168)          1
                                                                          -------------------      -------------------------------
Other Comprehensive Income (Loss), Net of Tax of ($401,000) $1,426,000,
 $2,398,000, $566,000 and $1,253,000                                      $  (570)    $ 2,146      $ 3,722     $   850     $ 1,884
                                                                          ===================      ===============================

Note 15. Parent Company Only Financial Statements

Presented below are the condensed statements of condition as of June 30, 2003 and December 31, 2002 and 2001 and statements of income and cash flows for each of the six-months ended June 30, 2003 and 2002 as well as the years in the three-year period ended December 31, 2002, for the Parent Company. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto.

Condensed Statements of Condition                        Unaudited
                                                          June 30,      December 31,
dollars in thousands                                        2003       2002      2001
---------------------------------------------------------------------------------------
Assets
Cash and Cash Equivalents                                 $   725    $   690    $   446
Securities Available for Sale, at Estimated Fair Value        601        644        734
Investment in Subsidiary, Equity Basis                     63,377     61,796     54,667
Other Assets                                                  862        907      1,237
                                                          -----------------------------
 Total Assets                                             $65,565    $64,037    $57,084
                                                          =============================
Liabilities and Stockholders' Equity
Total Liabilities                                         $   813    $   875    $ 1,257
Stockholders' Equity                                       64,752     63,162     55,827
                                                          -----------------------------
 Total Liabilities and Stockholders' Equity               $65,565    $64,037    $57,084
                                                          =============================

Condensed Statements of Income

                                                              Unaudited
                                                               June 30,                  December 31,
dollars in thousands                                       2003       2002       2002        2001       2000
-------------------------------------------------------------------------------------------------------------
Dividends from Subsidiary                                $ 2,792    $ 2,513    $ 5,026     $ 4,887    $ 5,587
Interest and Other Dividend Income                            15         16         28          34         38
Net (Loss) Gain on Sale of Securities                         --         85       (165)         99         --
                                                         ----------------------------------------------------
                                                           2,807      2,614      4,889       5,020      5,625
Operating Expense                                             35         32         83          75        115
                                                         ----------------------------------------------------
Income Before Income Tax (Benefit) Expense and Equity
 in Undistributed Income of Subsidiary
                                                           2,772      2,582      4,806       4,945      5,510
Income Tax (Benefit) Expense                                  --         23        (87)         19         --
Equity in Undistributed Income of Subsidiaries             1,916      1,779      3,669       3,120      2,348
                                                         ----------------------------------------------------
Net Income                                               $ 4,688    $ 4,338    $ 8,562     $ 8,046    $ 7,858
                                                         ====================================================

Condensed Statements of Cash Flows

                                                              Unaudited
                                                       Six-Months Ended June 30,        Year Ended December 31,
dollars in thousands                                      2003         2002         2002         2001         2000
--------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net Income                                              $  4,688     $  4,487     $  8,562     $  8,046     $  7,858
Adjustments to Reconcile Net Income to Cash
 Provided by Operating Activities:
 Investment Security (Gains) Losses
                                                              --          (85)         165          (99)          --
 (Decrease) Increase in Other Liabilities
                                                              --           23          (87)          19           --
 Equity in Undistributed Income of Subsidiaries
                                                          (1,916)      (1,928)      (3,669)      (3,120)      (2,348)
                                                        ------------------------------------------------------------
    Net Cash Provided by Operating Activities              2,772        2,497        4,971        4,846        5,510
                                                        ------------------------------------------------------------
Cash Flows from Investing Activities:
Proceeds from Sales of Available-for-Sale Securities          --          259          258          161           --
Purchase of Available-for-Sale Securities                     --           --         (246)          --           --
                                                        ------------------------------------------------------------
 Net Cash Provided by Investing Activities
                                                              --          259           12          161           --
                                                        ------------------------------------------------------------
Cash Flows from Financing Activities:
Purchase of Treasury Stock                                  (492)        (481)        (677)        (618)      (1,633)
Sale of Treasury Stock                                        --           --           --            3           --
Cash Dividends                                            (2,245)      (2,036)      (4,062)      (3,980)      (4,024)
                                                        ------------------------------------------------------------
 Net Cash Used in Financing Activities
                                                          (2,737)      (2,517)      (4,739)      (4,595)      (5,657)
                                                        ------------------------------------------------------------
    Net Increase (Decrease) in Cash Equivalents
                                                              35          239          244          412         (147)
Cash and Cash Equivalents at Beginning of Year               690          446          446           34          182
                                                        ------------------------------------------------------------
 Cash and Cash Equivalents at End of Year               $    725     $    685     $    690     $    446     $     35
                                                        ============================================================

Note 16. Stockholders' Equity (unaudited)

On September 5, 2003, the stockholders approved: (i) an increase in authorized shares of common stock to 16,000,000 and (ii) a change in the par value of the common stock from no par value to $0.01 par value. The increase in the authorized shares placed into effect a 4-for-1 stock spit approved by the board of directors on July 21, 2003. All per share amounts have been restated to reflect the 4-for-1 stock split.

Item 14: Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 15: Financial Statements and Exhibits

Exhibit Index:

3.1   Articles of Incorporation of The Wilber Corporation

3.2   By-Laws of The Wilber Corporation

10.1 Deferred Compensation Agreement between Wilber National Bank and Alfred S. Whittet

10.2 Summary Plan Description for the Amended and Restated Wilber National Bank Split-Dollar Life Insurance Plan

10.3 Amendment to the Wilber National Bank Split-Dollar Life Insurance Plan Agreement and Split-Dollar Policy Endorsement between Wilber National Bank and Alfred S. Whittet

10.4 Executive Salary Continuation Agreement between Wilber National Bank and Robert W. Moyer

10.5 Executive Salary Continuation Agreement between Wilber National Bank and Alfred S. Whittet

10.6  Employment Agreement between Wilber National Bank and Alfred S. Whittet

10.7  Severance Compensation Agreement between The Wilber Corporation and Alfred
      S. Whittet

10.8  Retention Bonus Agreement between Wilber National Bank and Douglas C.
      Gulotty

10.9  Retention Bonus Agreement between Wilber National Bank and Joseph E.
      Sutaris

21    Subsidiaries of the Registrant

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       THE WILBER CORPORATION


Date: November 6, 2003                 By: /s/ Alfred S. Whittet
                                           -------------------------------------
                                           Alfred S. Whittet
                                           President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures                      Title                                       Date
----------                      -----                                       ----

/s/ Alfred S. Whittet           President and Chief Executive Officer       November 6, 2003
---------------------------
Alfred S. Whittet


/s/ Joseph E. Sutaris           Secretary and Chief Financial Officer       November 6, 2003
---------------------------
Joseph E. Sutaris


/s/ Brian R. Wright             Director                                    November 6, 2003
---------------------------
Brian R. Wright


/s/ Robert W. Moyer             Director                                    November 6, 2003
---------------------------
Robert W. Moyer


/s/ David F. Wilber, III        Director                                    November 6, 2003
---------------------------
David F. Wilber, III


/s/ James F. VanDeusen          Director                                    November 6, 2003
---------------------------
James F. VanDeusen


/s/ Philip J. Devine            Director                                    November 6, 2003
---------------------------
Philip J. Devine